14


05007200

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Television Broadcasts Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
APR 25 2005
THOMSON FINANCIAL

FILE NO. 82- 1072 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/15/05

Television Broadcasts Limited
Annual Report 2004


TVB
2004

電視廣播有限公司



CONTENTS

CORPORATE INFORMATION

DIRECTORS

Sir Run Run Shaw, G.B.M. (Executive Chairman)
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (Executive Deputy Chairman)
Mona Fong (Deputy Chairperson)
Louis Page (Managing Director)
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee * (and also alternate director to Lee Jung Sen)
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *independent non-executive Directors*

EXECUTIVE OFFICERS

Ho Ting Kwan (Director & Group General Manager)
Chan Ching Cheong, George (Assistant Managing Director)
Cheong Shin Keong (General Manager - Broadcasting)
Stephen Chan Chi Wan (General Manager - Broadcasting)

COMPANY SECRETARY

Mak Yau Kee, Adrian

REGISTERED OFFICE

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong

AUDITORS

PricewaterhouseCoopers

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Hopewell Centre
46th Floor
183 Queen's Road East
Wan Chai
Hong Kong

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 25 May 2005 at 11:00 a.m. for the following purposes:-

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2004;

(2) To sanction a final dividend;

(3) To elect Directors and to fix their remuneration;

(4) To appoint Auditors and authorise the Directors to fix their remuneration; and

(5) As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:-

(I) THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution; and

" Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong.

(II) THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, " Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution.

(III) THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution.

By Order of the Board

Mak Yau Kee, Adrian
Company Secretary

Hong Kong, 23 March 2005

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. The Register of Members of the Company will be closed from 4 May 2005 to 25 May 2005 both dates inclusive.

3. Explanatory Notes To The Resolutions

   Set out below is a brief explanation of the purpose of each resolution.

Resolution No.:	Purpose
(5)(I)	General Mandate authorising the directors to issue additional shares.
(5)(II)	General Mandate authorising the directors to repurchase issued shares.
(5)(III)	Extension of authority given under Resolution (5)(I) to shares repurchased under the authority given in Resolution (5)(II).

CHAIRMAN'S STATEMENT



2004 was a year of recovery for Hong Kong's economy and TVB. We performed consistently throughout the year posting very satisfactory results for the year.

It is my pleasure to report an increase of the group's turnover from HK$3,311 million to HK$3,817 million, which represented an increase of 15%. Our advertising revenue which totalled HK$2,007 million showed an increase of 16% over 2003. This reflected the recovery in the economy in Hong Kong during 2004, as compared with the year 2003, which was adversely affected by SARS in the region, and the strength of TVB in continuing to capture a significant share of advertising dollars. As a result, net profit for the year increased from HK$441 million to HK$719 million, which represented an increase of 63%. This is the result of solid revenue growth and stringent measures taken to control costs and overheads.

At the Company's annual general meeting to be held on 25 May 2005, the directors will recommend a final dividend of HK$0.80 per share. Together with the interim dividend of HK$0.20 per share paid on 30 September 2004, this makes a total dividend of HK$1.00 per share for the year ended 31 December 2004, and represents an increase of 25% over the total dividend of HK$0.80 per share for last year.

Our channel operations in Taiwan continued to generate encouraging results. In line with our long term strategy to expand our earnings base, we are pleased to report that the group has increased its stake in Liann Yee Production Co. Ltd., in Taiwan, from 70% to 100% through a transaction announced on 4 February 2005. The transaction received the approval from shareholders of the Company at an extraordinary general meeting on 21 March 2005. With the consolidation of our interest in the Taiwan cable TV market, we look forward to further contribution from this exciting, though competitive, market.

Our licensing business continued to make steady progress in key markets as the subscriber base continued to expand, despite rising web piracy which affected some of our video rental and sale businesses. Subscriber numbers for our satellite delivered channels in the USA showed satisfactory growth. As regards the European and Australian satellite pay TV operations, we have improved our distribution technology to counteract piracy of our channels.

Despite the departure of Intelsat Hong Kong, LLC, our partner in Galaxy Satellite Broadcasting Limited ("Galaxy"), in December 2004, we remain a believer in the exciting opportunities in the pay TV market in Hong Kong. We base this belief on the competitive advantage that Galaxy has in providing TV programmes that meet local market needs, and its ability to respond to changes in viewing habits and tastes, as new pay TV operators emerge. Through Galaxy's planned business cooperation with Hutchison Global Communications Limited, it will be able to expand into the IPTV market in Hong Kong, in addition to distribution through SMATV. We believe that this will make Galaxy's offerings attractive and competitive.

In 2004, we secured the right to legally distribute our two Hong Kong terrestrial TV channels - Jade and Pearl, in the Cantonese speaking Pearl River Delta area. We see this as the first step in cooperating with partners in the Pearl River Delta, which we hope will give rise to mutually beneficial business opportunities.

Finally, on behalf of the board, I would like to extend my sincere thanks to all of our dedicated staff for their many efforts in reaching new heights. We continue to look forward to further successes in the future.

Run Run Shaw
Executive Chairman

Hong Kong, 23 March 2005

REVIEW OF OPERATIONS

(a) Overview

For the year ended 31 December 2004, the Group achieved a turnover of approximately HK$3,817 million (2003: HK$3,311 million), which represented an increase of 15%. Cost of sales amounted to approximately HK$1,842 million (2003: HK$1,692 million), which represented an increase of 9%. Gross profit for the year amounted to approximately HK$1,975 million (2003: HK$1,619 million), which represented a gross profit percentage of 52% (2003: 49%).

Selling, distribution and transmission costs amounted to approximately HK$450 million (2003: HK$443 million), which represented an increase of 2%. General and administrative expenses amounted to approximately HK$513 million (2003: HK$574 million), which represented a decrease of 11%. The reason for the reduction in this expenditure was principally due to the relocation from the former base in Clear Water Bay to TVB City in Tseung Kwan O which resulted in savings in rental and rates charges. The effect of this reduction had more than offset the additional depreciation charges at TVB City. Finance costs for the year amounted to HK$7 million (2003: HK$17 million) which showed a reduction of 59%. This was the result of the repayments of bank borrowings in Hong Kong.

Share of losses of jointly controlled entities, was reduced from HK$47 million to HK$6 million. However, the Group's share of the losses of an associated company, Galaxy Satellite Broadcasting Limited, increased from HK$16 million to HK$166 million for the year, which represented the share of losses since the commercial launch of pay TV operations on 18 February 2004 to 31 December 2004.

Overall, the profit attributable to shareholders amounted to HK$719 million (2003: HK$441 million), which represented an increase of 63%. Earnings per share was HK$1.64 (2003: HK$1.01).

Included in cost of sales was the cost of programme, film rights and stocks which amounted to approximately HK$1,311 million (2003: HK$1,151 million). Increase in the spending in programmes was due to the costs for the coverage of the 2004 Olympic Games in Athens during August 2004 and an increase in output of drama production for Hong Kong and overseas consumption.

(b) Comments on segmental information

Revenue from terrestrial television broadcasting, which comprised predominantly local advertising revenue, increased from HK$1,725 million to HK$2,007 million, which represented an increase of 16%. Cost of sales, which comprised costs of own produced TV programmes and film rights, was kept under tight budgetary control and, as a result, the gross margin saw a single-digit percentage improvement over last year. Other costs were also lower than 2003 and, as a result, gave rise to an operating profit for this segment of HK$519 million (2003: HK$175 million).

Revenue from programme licensing and distribution increased from HK$653 million to HK$679 million, which represented an increase of 4%. Our costs of distribution were in line with the growth of the business. As noted in the business review, the primary area of growth came from key markets, such as Singapore and mainland China, in terms of telecast and licensing of programmes. This segment contributed an operating profit of HK$375 million (2003: HK$363 million).

Revenue from overseas satellite pay TV operations, which comprised TVB Satellite Platform ("TVBSP") USA, TVB Australia ("TVBA") and The Chinese Channel ("TCC") Europe, showed a small reduction from HK$231 million to HK$214 million, which represented a decrease of 7%. In 2003, provision was made for an onerous contract in relation to a transponder lease with a satellite company, which was not repeated in 2004. Subsequent write back of the over provided amount in relation to the transponder lease in 2004 had resulted in a substantial reduction in costs in 2004. This segment contributed an operating loss of HK$7 million (2003: an operating loss of HK$97 million). We anticipate that the profitability of this business should further improve.

Revenue from channel operations, which comprised TVBS operating under Liann Yee Production Co. Ltd. ("LYP") in Taiwan, the two channels - TVB8 and Xing He and the supply of channels to Galaxy, showed a marked increase of 30% from HK$710 million to HK$922 million. Improvement in revenue from LYP, TVB8 and Xing He were noted due to the increase in advertising revenue and the subscriber base. This segment contributed an operating profit of HK$171 million (2003: HK$83 million).

(c) Business Review and Prospects

Terrestrial Television Broadcasting

A strong showing in March 2004 heralded the start of a good year. March sales were up more than 25% when compared to 2003. This was followed by robust revenue growth in April and May, which recorded growth of more than 50% over the same two months in 2003. (These two months in 2003 were the worst affected by SARS). Throughout the summer and autumn period of July to October, revenue growth over 2003 was in excess of 20%. The stellar performance between March and October helped push the percentage revenue growth for the year into the high teens.

This result is higher than what was expected from the 2004 advance commitments that we received at the end of 2003 and at the beginning of 2004, at which time we forecast around a 10% growth in revenue. Undoubtedly, this strong showing has been greatly assisted by the substantial budget increases on the part of advertisers in a few key categories. Mobile phone networks resumed their aggressive marketing activities, more than doubling their spending with us in 2004. Banks, finance companies and credit cards companies showed very significant growth in spending, as they normally do when the consumer economy improves significantly. Among packaged consumer goods, the most notable growth came from skin care products, which is also now our largest category of advertisers in terms of revenue.

Growth in sponsorship revenue continued to exceed expectations in 2003. We see further potential for growth in this area in 2005 and in the coming years. Revenue from the English language channel, Pearl, also met and exceeded our aggressive growth target by 30%. The high double-digit revenue growth on Pearl for 2003 and 2004 confirms our success in rejuvenating advertisers' interest in the English language TV channel.

The economic growth forecasts for 2005 are somewhat lower than they were for 2004 a year ago. Thus, the expectation for growth in 2005 must be lower than what has been achieved in 2004, particularly since 2003 was a year afflicted by SARS. The total advance commitment for 2005 showed a healthy growth over the same period last year, and this bodes well for the growth prospects of 2005.

TVB Jade and Pearl continued to be the preferred channels for the majority of the people in Hong Kong, with an overall weekday prime time average* of 81% among terrestrial Chinese channels for Jade and a weekly average of 74% among terrestrial English channels for Pearl during the year in review.

* Prime time audience share refers to average share from 7:00 p.m. to 11:00 p.m. on Jade, and 7:00 p.m. to midnight on Pearl.

The Jade Channel

Jade's drama production, variety extravaganzas and event programming continued to excel in 2004.

The period drama "War and Beauty" became the talk of the town and made media headlines with its plot and dialogues likened to modern day office politics. It captured the attention of 2.1 million viewers on average per episode and the series' final episode was a major TV event of the year as nearly 3 million viewers watched its conclusion.

The attraction of Jade dramas was also further enhanced by the infusion of innovative narrative style and dramatic elements. The top rating drama of the year "To Catch The Uncatchable" incorporated cartoon-like characters and comic elements into a police drama and attracted 2.1 million viewers per episode. "To Get Unstuck In Time," a detective story for the ages and the love-hate relationship between father and son, captured 2.0 million viewers per episode. "Split Second", a story of under-cover cops which was filmed partly in Thailand, attracted 1.7 million viewers per episode. "The Last Breakthrough" which portrayed touching stories of medical professionals serving patients in developing countries, and filmed with parts on location in Kenya, captured 1.8 million viewers per episode. The well-received sitcom "Virtues of Harmony II" entertained 1.9 million viewers every evening on weekdays throughout the year.

As to variety extravaganzas and event programming, "TVB 37th Anniversary Special" was the highest-rating non-drama programme of the year and attracted 2.3 million viewers. "Miss Hong Kong Pageant 2004" held at the eve of the opening of the Olympic Games attracted 1.9 million viewers. Jointly performed by the Olympic champions of Chinese national team and local artistes, "Sports Extravaganza - Chinese Olympic Gold Medallists 2004" captured 2.2 million viewers.

Variety, musical and entertainment programmes featuring celebrities are evergreen on Jade. For example, "The Super Trio Continues...", the hilarious celebrity game show, attracted an average of 2.1 million viewers per episode. "Anita Mui's Everlasting Glamour on Stage", a retrospective of the late superstar pop idol, captured 1.9 million viewers.

TVB's coverage of the 2004 Athens Olympic Games also achieved outstanding ratings during the two weeks of events. In particular, the live coverage of Hong Kong team's Ko Lai-chak and Li Ching who took a silver medal at the table tennis men's final attracted 1.7 million viewers.

Jade also explored new themes and formats for drama and non-drama programming during the year. "Sunshine Heartbeat", a youth drama, successfully attracted young audience on Sunday evenings. "Hong Kong Live", a live talk-magazine programme on events around town and financial information, began in late November on weekday mornings and afternoons.

The Pearl Channel

Blockbuster movies remained the most popular programme genre on Pearl. 70 of the top 100 programmes on terrestrial English TV were Pearl's movies. Mega movie "The Mummy Returns" and Pic of the Year "Jurassic Park III" gained the highest ratings, attracting 768,000 and 679,000 viewers respectively.

Pearl also carried extensive coverage of the 2004 Athens Olympic Games. In particular, the live telecast during prime time achieved an average share of 75% of terrestrial English television channels.

Live coverage of three critical soccer matches of Asian Cup 2004 was a highlight of the year for Pearl. The final match of China Vs Japan attracted an average of 1 million viewers and broke the rating record of sport programmes on English channels. It was also the highest rated programme of English channels in 2004.

Apart from the well-received drama series "24" and "ER", Pearl also offered other popular series such as "Las Vegas", "Without a Trace" and "Miss Match". Mini series "Taken" by Stephen Spielberg, "Stephen King's Rose Red" and "Helen of Troy" were also acclaimed by viewers.

Wildlife documentaries such as "Jungle", "The Most Extreme" and "Big Cat Diary" were still favourites of Hong Kong viewers. Reality programmes such as "The Apprentice", "America's Next Top Model" and "Queer Eye For The Straight Guy" were also well-received.

Commendations and Awards

TVB continued to receive international recognition for excellence in current affairs and entertainment programmes, production and promotion in 2004. At the New York Festival, "The Pearl Report: Virus" won a Gold World Medal in the category of Health/Medical Issues. "Newscast: Hong Kong People Power - Article 23 Protest" won the 2004 RTNDA R. Murrow Award for Overall Excellence. The programme promotion of "Band of Brothers" won the Gold Prize of PROMAX 2004 in the

Interstitial/Promotainment - General Programming category. In BDA 2004, the design of the invitation card of "TVB City Grand Opening" won a Gold Prize for Invitation or Card category while the backdrop design of "Jade Starbiz" won the Silver Prize for Scenic Design category. In The Asian Television Awards, newscast "Clearing The Ground" earned the runner-up in Best Single News Story/Report. In the First Beijing Under My Pen Award Beijing News Awards, "Newscast: Behind Bars - Under New Management" and "Newscast: A Different Ideal" won Award for Excellent Works.

Community and Public Service

TVB continued to contribute to the Hong Kong community through on-air and outreached community service and fund-raising programmes and activities.

A total of HK$131.36 million was raised for local and international charity organisations in aid of diverse worthy causes. Among such were the annual fund raising programme "Tung Wah Charity Show 2004" which not only entertained 1.5 million viewers, but also raised a sum of HK$76.29 million for the Tung Wah Group. "Caritas Star Studded Charity Show" drew 1.5 million viewers and raised a sum of HK$2.36 million for Caritas Hospital. "Gala Spectacular 2004" attracted 1.3 million viewers and raised a sum of HK$4 million for Po Leung Kuk. "Yan Chai Charity Show" also captured 1.3 million viewers and raised a sum of HK$14.93 million for Yan Chai Hospital. The anniversary special charity event, the final challenge of "Aiming High", featuring the race to the roof of the 88-storey International Finance Centre Phase II, drew 1.5 million viewers and raised HK$4.2 million for The Community Chest of Hong Kong.

Digital Terrestrial Television

Subsequent to the Government's announcement of the implementation framework for digital terrestrial television ("DTT") in Hong Kong in July, TVB submitted the proposed plan for DTT Programme Services and technical proposal on our DTT Network to the Government on 31 December. TVB will provide the digital simulcast of Jade and Pearl on the 50% of the Multiple Frequency Network ("MFN") multiplex and new programme services with enhanced features such as High-Definition TV ("HDTV") on the Single Frequency Network ("SFN") assigned to TVB. DTT programme services would be launched within 2007. Upgrade plans for our digital production centre at the Tseung Kwan O TVB City would include equipping our studios in phases for HDTV productions.

Programme Licensing and Distribution

Business from distribution and licensing was strong with single-digit percentage growth. The thrust of the growth came from strong video sales in mainland China and increased content supply to television channels in Singapore and Indonesia.

DVD and web piracy still pose a great challenge to our licensing revenue. Peer-to-peer download on the Internet has taken away some of our rental revenue among the younger viewers in many markets. Nevertheless, increase in revenue of our licensing operation by sharing a bigger subscriber base of our pay TV operator clients made up for the shortfall from the abovementioned areas.

We have also made inroads into content supply to new media such as Video-On-Demand ("VOD") over broadband and 3G operators in selected markets in Asia. This would become an important revenue generator to the Company in a few years to come.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform ("TVBSP") USA

In the USA, the subscriber base of our Jadeworld package on DirecTV achieved a satisfactory double-digit growth. Competition in Putonghua language programming escalated when the bundle of "Great Wall" channels from mainland China entered the market in October 2004.

TVBSP is working closely with DirecTV to enhance our Jadeworld package offer to effectively tackle the changing landscape of the Chinese pay TV business in the USA.

(b) TVB Australia ("TVBA")

In Australia, the subscriber base of our Jadeworld platform grew at a satisfactory double-digit rate. TVBA further strengthened its Putonghua programming with the inclusion of contents from Hunan TV in August 2004.

The stringent cost control measures implemented since early 2004 has resulted in a much improved performance compared to results of the previous year.

(c) The Chinese Channel ("TCC") Europe

Amidst the stagnant market, TCC's subscriber base grew at a mild single-digit rate through improved programming delivered via satellite commencing from August 2004. TCC has also established itself as an effective advertising medium, as reflected in the fast growing advertising revenue.

In 2005, TCC will revise its subscription offer aiming to increase profitability and reduce churn.

Channel Operations

(a) Taiwan

Although the economy of Taiwan was still sluggish in 2004, TVBS managed to grow from an already profitable year of 2003. This had mainly been achieved through advertising growth and cost control.

In late 2004, the Minister of Government Information Office of Taiwan declared that the Government would support the terrestrial TV stations and Taiwan Telecommunications in providing competition to cable TV. He also indicated that the Government would exert tighter control over cable TV. Operators will have to be more cautious in both programming and marketing while facing more competition. Despite this, TVBS plans to enhance its programmes and production as well as to step up its cost control to further improve its profitability in Taiwan.

(b) TVB8 and Xing He

Subscription revenue has increased and the growth was mainly attributed to the licensing of TVB8 and Xing He channels to Galaxy in Hong Kong and Astro in Malaysia. Astro has managed to tackle the pirated set top boxes problem and the subscription numbers had consequently increased. Advertising sales and commission income from Malaysia are still going strong. Subscription income of Xing He from mainland China has made great progress through extensive distribution efforts.

In 2005, TVBI will formulate a marketing plan to concentrate on developing TVB8 and Xing He channels to Mandarin speaking subscribers in Malaysia. In mainland China, we will continue to strengthen our distribution network. Besides, the coverage of Xing He channel will extend to Singapore, Vietnam, Thailand and the USA. It is hoped that a promising subscription revenue can be generated.

(c) HK Pay TV

During the year, TVB supplied a package of 5 channels - TVBN, TVBE, TVBQ, TVB8 and Xing He to the pay TV platform operated by Galaxy.

Other Activities

(a) Jade Animation

Jade Animation is curtailing its production activities as the cost of production in Shenzhen has surpassed many Asian countries like India and the Philippines.

(b) Internet Operations

For the second year running, advertising income on TVB.COM showed good growth in double-digit territory. The factors contributing to this included growth in TVB's programme sponsorships (for which TVB.COM provides a value-added service of building mini-web sites for the sponsors) and increase in advertiser interest in Internet promotion.

Broadband income fell due to a slow down in the growth of new subscribers. This was made up for by the huge increase (from a low base) of 3G content income. The sales of content for 3G devices is most definitely an area of substantial revenue growth in 2005 as all of the major 3G network licensees will be launching their services in the course of the year.

Overall, revenues were up by 5% but cost savings in bandwidth and rent and lower depreciation charges helped to push profit growth beyond 30%.

Many initiatives were started in 2004. Though they are not expected to generate substantial revenue within 2005, they hold the promise of good growth in future years. These include the launching of "giv" a service displayed within TVB programmes whereby viewers can play games ("g"), ask for more information ("i") and vote or voice their opinions ("v") through SMS on their mobile phones. Simple java-based games were launched on mobile networks using popular TVB drama themes. Finally, a trial pay-per-view service featuring TVB variety and infotainment programmes has been launched on Sohu, one of the 3 largest portals in mainland China.

(c) Magazine Publishing

This was a difficult year for magazine publishers in terms of holding up circulation revenue. We believe magazine sales as a whole fell in Hong Kong as magazine buyers are able to readily find the same or equivalent content on the Internet. Fortunately, the decline in circulation revenue could almost be made up for by the increase in advertising revenue and loose insert revenue, resulting in only a slight drop in total revenue for the year.

Savings in staff expenses and printing costs helped us to achieve a substantial profit growth despite the slight drop in revenue.

Our distribution in mainland China, which started in November 2003, has now run for one full year with a strong indication of increasing demand.

(d) Mainland Joint Venture

2004 saw a dynamic year for TV media industry in mainland China. Spectacular growth was recorded as a result of the prosperous economic situation. There was clear relaxation in government policies, which made it easier for private entities to enter into the market. Our joint venture was a clear beneficiary of this favourable trend.

Our joint venture marked an encouraging 2004 with revenue rising by over two folds. With continuous support from our strategic partners, we have produced reputable TV drama series and launched rewarding advertising models during the year. The momentum remains robust along all business lines.

Our recent 32-episode drama production "History of Time", which was a dramatized TV series with the mainland's contemporary history from 1940s to 1980s as its background, received great acclaim. It also won "The Fourth Best Rating TV Drama Award, 2004" from Shanghai Dragon TV, the only satellite TV channel of Shanghai Media and Entertainment Group which has nationwide coverage. Underpinned by our well-maintained syndication platform both inside and outside mainland China, we plan to further increase the output of high quality Chinese drama production in 2005.

Our infotainment programme continued to be very well received in Zhejiang province, as evident by its high rating in a number of major cities around the region. We are also in discussion with major channels throughout mainland China on new syndicated time blocks. This viable business model, together with our professional advertising teams, enables our joint ventures to directly capture opportunities from the prosperous advertising market of mainland China.

Together with the coming launch of broadband content services, we are optimistic that the new media business will contribute value-added income to our Company in coming years.

(e) Galaxy Satellite TV Holdings

The operation of Galaxy Satellite TV Holdings Limited ("GSTV") was launched on 18 February 2004. GSTV was a joint venture company, with 51% share owned by Intelsat and 49% by TVB. The pay TV service is transmitted via satellite through existing SMATV and CABD networks into set-top boxes at individual homes. As at the end of 2004, Galaxy passed over 600,000 homes in Hong Kong. The service operates on a 24-hr schedule, providing our viewers with a choice of over 30 channels. These consist of high quality local programming plus branded content such as BBC World, CNBC Asia, Bloomberg, HBO, Cinemax, Cartoon Network, Eurosportnews, CCTV, MATV Movies and Celestial Movies. Additional world-class content will be added in 2005 to expand our programme offering.

TVB currently provides five exclusive channels for Galaxy. The 24-hour-news channel TVBN, drama and entertainment channel TVBE and the children's channel by day and family channel by night TVBQ are produced for the local pay TV market and broadcast in Cantonese; and the general entertainment channel TVB8 and the drama channel Xing He, which also serve the mainland and overseas markets, in Putonghua.

In September 2004, due to its corporate restructuring, Intelsat decided to terminate its 51% participation in GSTV and transferred all its shareholding of the joint venture to TVB on 28 December 2004, making TVB the only shareholder of GSTV. As restricted by the pay TV licence granted by the Government, TVB cannot hold 50% or more of the total voting control of GSTV. Hence, a waiver was applied for and granted by the Government which temporarily permits TVB to hold 100% of GSTV, for a period of one year, pending the search for a new shareholder.

Since its commercial launch to date of this report and with limited advertising activities, Galaxy had acquired a subscriber base of over 26,000.

In January 2005, Galaxy signed an agreement with Hutchison Global Communications Limited ("HGC") to deliver Galaxy's pay TV service through HGC's broadband network in Hong Kong. The new agreement will enhance both companies' competitive edges in bringing innovative infotainment services to customers. New services are expected to be launched in the second quarter of 2005. Together with HGC's distribution network, Galaxy aims to pass 2 millions homes by the end of 2005. The two companies will offer customers bundled service packages incorporating Galaxy's pay TV services and HGC's broadband services.

FINANCIAL REVIEW

(a) Investments in Subsidiary Companies and Associates

On 16 September 2004, the Company entered into the Deed ("Share Transfer") with Intelsat (Bermuda) Limited, Intelsat Hong Kong LLC ("Intelsat"), TVB Satellite TV Holdings Limited ("TVB Satellite"), Galaxy Satellite Broadcasting Limited ("Galaxy") and Galaxy Satellite TV Holdings Limited ("GSTV"), pursuant to which Intelsat had unconditionally agreed to transfer its holdings of 542,000,000 shares of HK$1.00 each in GSTV to TVB Satellite or its nominee free of any payment. Upon completion of the Share Transfer in December 2004, GSTV and Galaxy become wholly owned subsidiaries of the Company. In view of above, the Company had applied to the Government for a waiver of the provisions in the Licence held by Galaxy which restricts the Company from holding or beneficially owing 50% or more of the total voting control of GSTV for a period of 12 months from 28 December 2004. This is to give the Company time to find a new investor to take up the shares transferred.

On 4 February 2005, a wholly owned subsidiary of the Company entered into a conditional sale and purchase agreement with Primasia Development Co. Ltd. for the purchase of 30% of the issued share capital in Liann Yee Production Co. Ltd. ("LYP") for a cash consideration of NT$900 million (approximately HK$220.50 million), subject to the terms and conditions of the agreement which included, inter-alia, the approval of the transaction by the Company's shareholders at an extraordinary general meeting of shareholders held on 21 March 2005 ("EGM"). At the EGM, the transaction was duly approved by shareholders. As a result, the Group's interest in the shareholding of LYP increased from 70% to 100%.

Apart from those reported above, there was no other material acquisition or disposal of subsidiaries and associated companies during the year and up to the date of the report.

(b) Capital Assets, Liquidity and Debts

The new TVB City Project has been completed and all capital expenditures incurred are reflected in the accounts for the year. As at 31 December 2004, fixed assets of the Group stood at HK$2,243 million, a decrease over last year end of HK$122 million which was due to depreciation charge on fixed assets offset by a lower level of capital expenditure during the year.

Cash and bank balances as at 31 December 2004 stood at HK$536 million. About 34% of the cash balance was maintained in overseas subsidiaries for their daily operation. To finance current working capital requirements, various banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars, US Dollars and New Taiwan Dollars.

Accounts receivable increased by 3% from the end of the last year, reflecting a higher level of billing for local advertising at the year end. Adequate provision has been made for bad and doubtful debts. Accounts payable increased over last year by 42%, due to the inclusion of an amount of HK$189 million relating to the subscription of unpaid shares in GSTV.

The Group recorded a gearing ratio of 2% as at 31 December 2004 (2003: 19%) which was measured by total debts of HK$61 million (2003: HK$618 million) against a shareholders' fund of HK$3,671 million (2003: HK$3,295 million). The decrease was due to the full repayment of all Hong Kong dollars denominated bank loans by 31 December 2004, leaving only bank loans taken out in foreign currencies.

- Debts consisted of short and long-term bank loans and bank overdrafts taken out for purchase of properties, equipment and studio facilities in Taiwan. Loans totalling HK$58 million (2003: HK$85 million) were secured by assets of subsidiary companies.

- All debts are subject to floating rates of interest at an agreed percentage above the prevailing lending rates of banks.

- The debt maturity profile as at 31 December 2004 was as follows: within one year HK$12 million (20%); in the second year HK$6 million (10%); in the third to fifth years HK$19 million (31%) and after the fifth year HK$24 million (39%).

- Debts were denominated mainly in New Taiwan Dollars (89%), British Pounds (4%) and US Dollars (7%).

- The Group had no committed borrowing facilities during the year.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 18% to HK$199 million (2003: HK$243 million).

(c) Contingent Liabilities

There were guarantees to the extent of HK$8.8 million (2003: HK$1.1 million) provided to bankers for banking facilities.

(d) Exposure to Fluctuation in Exchange Rates and Related Hedges

As of 31 December 2004, exchange contracts, entered into with banks to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers, amounted to HK$5.8 million. There was an unrealised loss on these contracts of HK$0.5 million which has not been recognised in the accounts.

HUMAN RESOURCES

As of 31 December 2004, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 4,843 (December 2003: 5,242) full-time employees. About 28% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislations. In Hong Kong, different pay schemes are in operation for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on on-target-earning packages which comprised of salary and sales commissions. Non-sales personnel are remunerated on a monthly salary. Qualified non-sales personnel received a discretionary bonus equivalent to a twenty-fourth of their annual salary in 2004.

No employee share option scheme was adopted by the Group during the year. From time to time, the Group organizes, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiative.

REPORT OF THE DIRECTORS

The directors submit their report together with the audited accounts for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is terrestrial television broadcasting, together with programme production and other broadcasting related activities. The principal activities of the subsidiaries are detailed in note 39 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the year are set out in the consolidated profit and loss account on page 28.

Movements in the reserves of the Group and the Company during the year are set out in note 28 to the accounts on pages 59 to 61.

Distributable reserves of the Company at 31 December 2004, calculated under Section 79B of the Hong Kong Companies Ordinance, amounted to HK$ 2,618,142,000 (2003 : HK$2,320,033,000).

DIVIDENDS

An interim dividend of HK$0.20 per share, totalling HK$87,600,000, was paid on 30 September 2004. The directors now recommend the payment of a final dividend of HK$0.80 per share in respect of the year ended 31 December 2004 payable to shareholders who are on the Register of Members on 25 May 2005.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$72,000.

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 13 to the accounts.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in note 27 to the accounts.

FIVE-YEAR FINANCIAL REVIEW

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 26.

DIRECTORATE AND SENIOR MANAGEMENT

The following directors and senior managers were in office during the year and at the date of this report.

Sir Run Run Shaw, G.B.M. (Executive Chairman)
aged 97, is the President of the Shaw group of companies with substantial interests in the entertainment and movie industry. Through the Shaw group, he holds a major interest in the share capital of the Company. He is one of the founding directors of the Company and became the Chairman in 1980. He is the husband of Ms. Mona Fong, the Deputy Chairperson of the Company.

Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (Executive Deputy Chairman)
aged 64, was appointed a director of the Company in September 2003 when he also took up the position as Executive Deputy Chairman. He is the Deputy Chairman of Kowloon Motor Bus Holdings Ltd and a director of Wing Lung Bank Ltd. Mr. Leung has been active in public service for 30 years and he served as the Chairman of the Broadcasting Authority from 1997 to 2002. He is currently serving as Commissioner of Civil Aid Service and Pro-Chancellor of City University of Hong Kong.

Mona Fong (Deputy Chairperson)
aged 70, has been a director of the Company since 1988 and appointed as Deputy Chairperson on 25 October 2000. Ms. Fong is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited, and Chairperson and Managing Director of the Shaw group of companies. She is also the Chairperson of The Shaw Foundation Hong Kong Limited, The Shaw Prize Foundation Limited and The Sir Run Run Shaw Charitable Trust and member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong. Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company.

Louis Page (Managing Director)
aged 55, was appointed a director of the Company in 1987 and as Managing Director in September 1995. He is an executive director of the Shaw group of companies.

Dr. Chow Yei Ching, G.B.S.
aged 69, was appointed a director of the Company in 2000. He is the Founder and Chairman of Chevalier Group, which consists of two listed companies on the Hong Kong Stock Exchange - Chevalier International Holdings Limited and Chevalier iTech Holdings Limited. He is also a non-executive director of Shaw Brothers (Hong Kong) Limited and Van Shung Chong Holdings Limited. He was appointed The Honorary Consul of The Kingdom of Bahrain in Hong Kong and a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai.

Ho Ting Kwan
aged 60, joined the Company in 1968 as Assistant Accountant. He was appointed General Manager - Television Broadcasting in November 1995. In April 2002, he was promoted to the position of Group General Manager. Added to this position, he was appointed a director in June 2003.

Christina Lee Look Ngan Kwan
aged 81, is the widow of the Founder of the Company, Mr. Lee Hsiao-Wo. Mrs. Lee became a director of the Company in 1981. She is actively involved in Caritas, Hong Kong, a local charitable organisation.

Chien Lee (independent non-executive director and alternate director to Mr. Lee Jung Sen)
aged 51, is a private investor. He is also a director of Hysan Development Company Limited and Swire Pacific Limited. He acted as alternate director to Mr. Lee Jung Sen, his father, since July 1995. He was appointed a director in March 2005.

Lee Jung Sen, O.B.E. (independent non-executive director)
aged 89, is one of the founding directors of the Company. He is a director of Lee Gardens International Holdings Limited and Shanghai Commercial Bank Limited.

Dr. Li Dak Sum, DSSc. (Hon.), J.P. (independent non-executive director)
aged 84, is the Chairman of Sharp-Roxy (Hong Kong) Limited which markets "Sharp" products in Hong Kong and China. Dr. Li is also the Chairman of various hotel operations in Singapore, Australia and New Zealand. He was appointed a director of the Company in 1995.

Kevin Lo Chung Ping
aged 68, joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He was appointed a director in 1977. He is also a director of Gold Peak Industries (Holdings) Limited.

Robert Sze Tsai To (independent non-executive director)
aged 64, was appointed a director of the Company in June 2003. He is a Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, and was a partner in an international firm of accountants with which he practised for over 20 years. He is a non-executive director of a number of Hong Kong listed companies. He is also a member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

Anthony Hsien Pin Lee (alternate director to Mrs. Christina Lee Look Ngan Kwan)
aged 47, is a director of Hysan Development Company Limited and Lee Hysan Estate Company Limited, and also a director and substantial shareholder of Australian-listed Beyond International Limited. He was appointed as Mrs. Lee's alternate in September 2002. He is the son of Mrs. Lee.

Chan Ching Cheong, George
aged 52, first joined TVB's Sales Department in 1975. He held the position of Controller (Marketing & Sales) from 1982 to 1989. He has had a successful career as an entrepreneur and as director of several prominent companies engaged in media, telecommunication and technology before he rejoined TVB in November 2004 as Assistant Managing Director.

Cheong Shin Keong
aged 48, joined TVB as Controller, Marketing & Sales in 1989. He has extensive experience in the advertising industry specialising in media planning, buying and research. He was promoted to Assistant General Manager - Television Broadcasting in November 1995, and as General Manager - Broadcasting in April 2004.

Stephen Chan Chi Wan
aged 46, joined TVB in 1994 as Controller (Programme) and took on the added responsibilities of Controller (External Affairs) in 1996. He was promoted to Assistant General Manager - Television Broadcasting in April 2002, and as General Manager - Broadcasting in April 2004.

DIRECTORS

Mr. Chien Lee was appointed a director on 17 March 2005. Under Article 109 of the Articles of Association, he holds office until the Annual General Meeting, and being eligible, offers himself for election.

Mr. Louis Page retires by rotation under Article 114(A) of the Articles of Association and being eligible, offers himself for re-election.

Dr. Chow Yei Ching retires by rotation under Article 114(A) of the Articles of Association and being eligible, offers himself for re-election.

Mr. Lee Jung Sen retires by rotation under Article 114(A) of the Articles of Association and will not offer himself for re-election.

DIRECTORS' INTERESTS

None of the Directors of the Company has a service contract with the Company which is not determinable within one year, without payment of compensation, other than statutory compensation. No share options of the Company have been granted to the Directors during the year.

The Company has entered into agreements with Shaw Brothers (Hong Kong) Limited for the lease of certain premises at Shaw House, Clear Water Bay Road, Kowloon, Hong Kong. The Executive Chairman of the Company, Sir Run Run Shaw, is the Executive Chairman of Shaw Brothers (Hong Kong) Limited, in which he also has substantial attributed corporate interests. The Deputy Chairperson of the Company, Ms. Mona Fong, is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited.

Apart from the above, no contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

As at 31 December 2004, the beneficial interests of the directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:-

	No. of Ordinary Shares of HK$0.05 each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Sir Run Run Shaw	-	1,146,000 #	141,174,828*(a)	142,320,828	32.49%
Christina Lee Look Ngan Kwan	602,144	-	16,701,000 (b)	17,303,144	3.95%
Lee Jung Sen	1,262,415	-	-	1,262,415	0.28%
Mona Fong	1,146,000 #	-	-	1,146,000	0.26%
Chien Lee	600,000	-	-	600,000	0.14%
Dr. Li Dak Sum	-	-	300,000 (c)	300,000	0.07%
Louis Page	100,000	-	-	100,000	0.02%
Dr. Chow Yei Ching	100,000	-	-	100,000	0.02%

Note : *Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".*

(a) 113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds 100% equity interests through The Sir Run Run Shaw Charitable Trust.

(b) 10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.

(c) The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.

All the interests stated above represent long positions. The Company or its subsidiaries did not grant to the directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 31 December 2004.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2004, the register of substantial shareholders maintained under Section 336 of the Securities and Futures Ordinance shows that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the directors and chief executive.

	No. of Ordinary Shares of HK$0.05 each	Percentage of Issued Capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
OppenheimerFunds, Inc.	34,298,600 *(i)*	7.81%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 *(ii)*	6.02%
State Street Corporation	21,956,534 *(iii)*	5.01%

*Note : Duplication of shareholdings occurred between parties * shown here and above under "Directors' Interests".*

(i) Interests were held in the capacity as investment adviser to clients of OppenheimerFunds, Inc.

(ii) Interests were held in the capacity of investment manager.

(iii) Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds 100% equity interests.

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of, the Company or any associated corporations (winthin the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 31 December 2004.

CONNECTED TRANSACTIONS

1) The following transactions constitute continuing connected transactions of the Company made under the old Chapter 14 of the Listing Rules (before the amendments made on 31 March 2004) to which conditional waivers have been granted by The Stock Exchange of Hong Kong Ltd. (the " Stock Exchange"):

   a) On 19 May 1997 and 15 December 1997, the Company and Shaw Brothers (Hong Kong) Limited (" Shaw"), a substantial shareholder of the Company entered into separate tenancy agreements, pursuant to which Shaw granted to the Company tenancies of certain office and car parking spaces situated at Shaw House, Lot 220 Clear Water Bay Road, Kowloon, Hong Kong. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid by the Company to Shaw during 2004 was HK$17,732,000.

   b) On 21 May 2002, TVBI Company Limited (" TVBI"), a wholly owned subsidiary of the Company, and MEASAT Broadcast Network Systems Sdn. Bhd. (" MBNS"), an associate of the substantial shareholder of three of the Company's non-wholly owned subsidiaries, entered into a deal memorandum, pursuant to which TVBI would license television programmes to MBNS as part of the programme line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis for broadcast in Malaysia and Brunei. On 12 March 2004, the parties entered into a formal agreement setting out the terms of the arrangement described in the deal memorandum. The income accrued by TVBI during 2004 was HK$66,153,000 (MYR32,142,000).

   c) On 25 June 2002, TVBI acting as an agent of Liann Yee Production Co. Ltd. (" LYP"), a non-wholly owned subsidiary of the Company, entered into a deal memorandum with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. On 12 March 2004, the parties entered into a formal agreement setting out the terms of the arrangement described in the deal memorandum. The income accrued by LYP during 2004 was HK$16,892,000 (MYR1,790,000 and US$1,695,000).

d) On 26 June 2002, TVB Satellite TV Entertainment Limited ("TVBSE"), a wholly owned subsidiary of the Company, entered into a deal memorandum with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. On 12 March 2004, the parties entered into a formal agreement setting out the terms of the arrangement described in the deal memorandum. The income accrued by TVBSE during 2004 was HK$21,444,000 (MYR7,292,000 and US$826,000).

e) On 8 July 2002, MBNS appointed TVBSE as its advertising agent responsible for advertisements and sponsorship sales of certain channels broadcast by MBNS in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. The income accrued by TVBSE during 2004 was HK$21,746,000 (MYR10,566,000).

f) On 19 September 2003, TVBI and ASTRO Entertainment Networks Ltd. ("AENL"), an associate of the substantial shareholder of three of the Company's non-wholly owned subsidiaries, entered into a licensing agreement, pursuant to which TVBI would license to AENL certain programmes on an exclusive basis for broadcast on free terrestrial television in Indonesia for a period of 2 years commencing from the earlier of 1 January 2004 or when AENL was able to secure the broadcast of programmes on free terrestrial television in Indonesia prior to 1 January 2004. The income accrued by TVBI in 2004 was HK$6,232,000 (US$800,000).

2) The following transactions constitute continuing connected transactions of the Company which are subject to the requirements under the new Chapter 14A of the Listing Rules (which came in force on 31 March 2004):

a) Since 28 October 2000, LYP has been providing Era Communications Co. Ltd. ("Era"), a substantial shareholder of LYP, with satellite equipment and technical services while Era has been providing LYP with satellite relay programme services in Taiwan. On 30 March 2004, the parties entered into an agreement to renew the arrangement for one year from 1 January 2004 on the same terms and conditions. Under the renewal agreement, the monthly fees payable by Era to LYP was HK$669,000 (NT$3,000,000) and by LYP to Era was HK$334,000 (NT$1,500,000). All amounts payable under the renewal agreement included 5% sales tax. On 1 March 2005, the parties renewed the agreement for another year from 1 January 2005 on the same terms and conditions. The fees received by LYP from Era during 2004 was HK$7,719,000 (NT$34,286,000) and the fees paid by LYP to Era during 2004 was HK$3,859,000 (NT$17,143,000).

b) On 16 April 1999, TVBI agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era during 2004 was HK$5,161,000 (US$663,000).

All of the independent non-executive directors have reviewed the above transactions described in paragraphs 1(a) to (f) and 2(a) to (b) above and confirmed that these transactions have been entered into (i) in the ordinary and usual course of business, (ii) on normal commercial terms or on terms no less favourable than those available to or from independent third parties, (iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders as a whole; and that the aggregate amount of each transaction described in paragraph 1 (a) to (f) for 2004 has not exceeded the relevant cap amount for each transaction as set out in the conditional waivers granted by the Stock Exchange.

The Company's auditors have also reviewed the above transactions described in paragraphs 1(a) to (f) and 2(a) to (b) and confirmed in its letter to the directors that:

(i) the transactions have received the approval of the Company's board of directors;

(ii) the transactions are in accordance with the pricing policies as laid down in the relevant agreements and documents;

(iii) the transactions have been entered into in accordance with the relevant agreements governing the transactions; and

(iv) for transactions set out under paragraphs 1(a) to (f), the cap amount for each transaction has not been exceeded.

3) On 11 March 2004, TVB (Australia) Pty. Ltd. (" TVBA"), a wholly owned subsidiary of the Company, and Celestial Television Networks Ltd. (" CTNL") an associate of the substantial shareholder of three of the Company's non-wholly owned subsidiaries, entered into an agreement, pursuant to which CTNL would license the Celestial Movies channel to TVBA for one year from 15 March 2004 with an option to renew for a further 2 years. Under the agreement, TVBA agrees to pay CTNL a fixed unit cost per subscriber (which includes both residential and commercial subscribers) to the Celestial Movies channel or the package of channels to which the Celestial Movies channel is included. The licence fee paid by TVBA to CTNL during 2004 was HK$2,129,000 (A$369,000).

4) On 20 March 2003, LYP obtained a banking facility of NT$1,050,000,000 from a bank in Taiwan. To facilitate the issuance of such banking facility, the Company was required to enter into an arrangement with a bank in Hong Kong to issue an irrevocable standby letter of credit in proportion to its then shareholding in LYP which was in the amount of HK$167,892,000 (NT$735,000,000). The irrevocable standby letter of credit was for a period of one year from the issue date. The banking facility was renewed on 27 April 2004, pursuant to which the facility was split into long term bank loan of NT$265,000,000 and short term bank loan of NT$785,000,000. The long term bank loan was pledged by certain fixed assets of LYP. The Company had entered into an arrangement with a bank in Hong Kong to issue an irrevocable standby letter of credit in proportion to its then shareholding in LYP in the amount of HK$128,308,000 (NT$549,500,000) as security for the short term bank loan. The irrevocable standby letter of credit was for a period of one year from the issue date. The banking facility of the short term bank loan had not been drawn down by LYP at the balance sheet date.

5) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels and/or magazines of which LYP has been appointed as an agent for recruiting advertisements. Pursuant to media sales packages of the Taiwan Government successfully bid by Era in 2003 where government advertisements would be aired or printed in 2004, Era was required to place advertisements on cable television channels operated by LYP and magazines of which LYP is appointed as agent in order to meet the requirements laid down by the Taiwan Government for such media sales packages. After deduction of commissions, bonus and rebates, the amount received by LYP from Era during 2004 was HK$9,548,000 (NT$42,413,000).

6) On 23 December 2004, Art Limited ("Art"), a non-wholly owned subsidiary of the Company, and Celestial Productions Limited (" Celestial"), an associate of the substantial shareholder of three of the Company's non-wholly owned subsidiaries, entered into the Sale and Purchase Agreement, pursuant to which Art agrees to sell to Celestial the right to distribute a Chinese language musical picture (the " Picture") which is commissioned and financed by Art and produced by an independent third party via pay television channels transmitted by all means of technology throughout the world (except the mainland China) in perpetuity with effect on 1 August 2005 or such other date as may be agreed by the parties provided that it is no later than the completion of the Picture. No income was accrued by Art in 2004.

7) On 4 February 2005, Countless Entertainment (Taiwan) Co. Ltd. (" Countless "), a wholly owned subsidiary of the Company, and Primasia Development Co. Ltd. (" Primasia"), a substantial shareholder of a non-wholly owned subsidiary of the Company, entered into a conditional sale and purchase agreement (the "Agreement"), pursuant to which Countless agreed to purchase and Primasia agreed to sell 30% of the issued share capital in LYP for a cash consideration of NT$900,000,000 (approximately HK$220,500,000), subject to the terms and conditions of the Agreement. Completion of the Agreement is conditional upon the Agreement and the transaction contemplated thereunder having been approved by the shareholders of the Company. At the Extraordinary General Meeting held on 21 March 2005, approval from shareholders was duly obtained.

8) The following transactions constitute continuing connected transactions of the Company under Listing Rule 14A.27 with respect of which the Stock Exchange requires the Company to aggregate and hence shareholders' approval will be sought by the Company at an Extraordinary General Meeting to be held immediately after the Annual General Meeting on 25 May 2005:

   a) On 30 September 2004, TVBI and MBNS entered into an agreement, pursuant to which TVBI would supply television programmes to MBNS for broadcast in Malaysia and Brunei on a channel owned and operated by MBNS for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 October 2004 and 14 February 2005, separate addendum to the agreement were entered into between the parties for the clarification of the base month upon which the subscribers guarantee would be calculated and for the increase of revenue sharing receivable by TVBI for revenue generated from hotel and commercial establishments respectively. The income accrued by TVBI during 2004 was HK$16,705,000 (MYR8,116,000).

   b) On 30 September 2004, TVBI acting as an agent of LYP and MBNS entered into an agreement, pursuant to which TVBI would supply a Mandarin language channel to MBNS for broadcast in Malaysia and Brunei on the pay television services operated by MBNS and its affiliated company for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 October 2004 and 14 February 2005, separate addendum to the agreement were entered into between the parties for the clarification of the base month upon which the subscribers guarantee would be calculated and for the increase of revenue sharing receivable by LYP for revenue generated from hotel and commercial establishments respectively. The income accrued by LYP during 2004 was HK$7,002,000 (MYR3,402,000).

   c) On 30 September 2004, TVBSE and MBNS entered into an agreement, pursuant to which TVBSE would supply two Mandarin language channels to MBNS for broadcast in Malaysia and Brunei on the pay television services operated by MBNS and its affiliated company for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 February 2005, an addendum to the agreement were entered into between the parties for the increase of revenue sharing receivable by TVBSE for revenue generated from hotel and commercial establishments. The income accrued by TVBSE during 2004 was HK$7,997,000 (MYR3,886,000).

   d) On 30 September 2004, MBNS and TVBSE entered into an agreement, pursuant to which MBNS appointed TVBSE as its advertising agent responsible for the recruitment of advertisements and sponsorship for certain channels broadcast by MBNS in Malaysia and Brunei for a period of 5 years from 1 October 2004 to 30 September 2009. The income accrued by TVBSE during 2004 was HK$8,569,000 (MYR4,163,000).

   e) On 30 September 2004, TVBO Facilities Limited ("TVBOF") and TVB Satellite Broadcasting Limited ("TVBSB"), both wholly owned subsidiaries of the Company, entered into separate agreement with MBNS, pursuant to which MBNS appointed TVBOF and TVBSB to provide management services to MBNS for the period from 1 October 2004 to 30 September 2009 at a fixed amount for every period of 12 months. The aggregate management fee accrued by TVBOF and TVBSB during 2004 was HK$7,595,000 (MYR3,690,000).

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the percentages of the Group's purchases and sales attributable to its five largest suppliers and five largest customers are both less than 30%.

CORPORATE GOVERNANCE

During the year, the Company was in compliance with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the " Listing Rules") in force prior to 1 January 2005, save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

On 1 September 2004, the Company adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the " Model Code") set out in Appendix 10 of the Listing Rules. The Company has made specific enquiries of all directors regarding any non-compliance with the Model Code during the year, and received confirmations from all the directors that they had fully complied with the required standard set out in the Model Code.

The Company has received, from each of the independent non-executive directors, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all the independent non-executive directors are independent.

AUDIT COMMITTEE

In compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules, an Audit Committee was established on 1 January 1999 with written terms of reference adopted from "A Guide For The Formation of An Audit Committee" published by the Hong Kong Institute of Certified Public Accountants. The Audit Committee comprises all the independent non-executive directors, with the Chairman of the Audit Committee having appropriate professional qualifications and experience in financial matters.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the audited financial statements for the year ended 31 December 2004 before they were presented to the Board of Directors for approval.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment.

On behalf of the Board

Run Run Shaw
Executive Chairman

Hong Kong, 23 March 2005

FIVE-YEAR FINANCIAL REVIEW

	2000	2001	2002	2003	2004
Turnover (HK$'m)	3,490	3,265	3,162	3,311	3,817
Profit before taxation (HK$'m)	889	663	684	485	902
Taxation (HK$'m)	141	111	90	25	152
Profit attributable to shareholders (HK$'m)	774	589	590	441	719
Earnings per share (HK$)	1.77	1.35	1.35	1.01	1.64
Intangible assets (HK$'m)	-	-	-	63	55
Fixed assets (HK$'m)	992	1,654	2,166	2,365	2,243
Jointly controlled entities (HK$'m)	107	105	81	23	19
Associated companies (HK$'m)	16	19	26	238	262
Investments in securities (HK$'m)	48	5	5	4	4
Loans to investee companies (HK$'m)	11	11	11	13	14
Deferred tax assets (HK$'m)	-	-	-	24	19
Current assets (HK$'m)	3,010	2,434	2,009	1,988	2,218
Current liabilities (HK$'m)	(1,077)	(1,002)	(905)	(1,112)	(855)
	3,107	3,226	3,393	3,606	3,979
Share capital (HK$'m)	22	22	22	22	22
Reserves (HK$'m)	2,962	3,073	3,252	3,274	3,649
Shareholders' funds (HK$'m)	2,984	3,095	3,274	3,296	3,671
Minority interests (HK$'m)	45	-	-	84	117
Provisions (HK$'m)	-	-	-	62	1
Long term liabilities and pensions obligations (HK$'m)	78	78	63	68	65
Deferred tax liabilities (HK$'m)	-	53	56	96	125
	3,107	3,226	3,393	3,606	3,979

AUDITORS' REPORT TO THE SHAREHOLDERS OF TELEVISION BROADCASTS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 28 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2004 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 March 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Year Ended 31 December 2004

	Note	2004	2003
		HK$'000	HK$'000
Turnover	2	**3,816,936**	3,311,162
Cost Of Sales		**(1,841,449)**	(1,692,513)
Gross Profit		**1,975,487**	1,618,649
Other Revenues	2	**58,220**	37,922
Selling, Distribution And Transmission Costs		**(450,258)**	(442,818)
General And Administrative Expenses		**(512,948)**	(574,207)
Other Operating Income/(Expenses)		**10,890**	(106,382)
Gain On Deemed Disposal Of Subsidiaries		**-**	27,726
Gain On Disposal Of A Subsidiary		**-**	5,213
Operating Profit	3	**1,081,391**	566,103
Finance Costs	7	**(7,006)**	(17,202)
Share Of Losses Of			
Jointly Controlled Entities		**(6,099)**	(47,080)
Associated Companies		**(166,402)**	(16,734)
Profit Before Taxation		**901,884**	485,087
Taxation	8	**(152,312)**	(25,378)
Profit After Taxation		**749,572**	459,709
Minority Interests		**(30,157)**	(18,711)
Profit Attributable To Shareholders	9	**719,415**	440,998
Dividends	10	**438,000**	350,400
Earnings Per Share	11	**HK$1.64**	HK$1.01

CONSOLIDATED BALANCE SHEET

As At 31 December 2004

	Note	2004	2003
		HK$'000	HK$'000
Intangible Assets	12	**55,342**	62,739
Fixed Assets	13	**2,242,828**	2,365,231
Jointly Controlled Entities	15	**18,722**	22,714
Associated Companies	16	**261,713**	238,234
Investment Securities	17	**3,705**	3,658
Loans To Investee Companies	18	**14,263**	13,200
Deferred Tax Assets	30	**18,592**	23,551
Current Assets			
Programmes and film rights		**452,652**	605,459
Stocks	19	**11,588**	15,242
Trade and other receivables, prepayments and deposits	20	**1,024,956**	991,809
Other investments	21	**189,432**	-
Tax recoverable		**3,034**	13,512
Pledged bank deposits	23	**234**	228
Cash and bank balances		**535,849**	361,783
		2,217,745	1,988,033
Current Liabilities			
Trade and other payables and accruals	22 & 26(a)	**727,635**	511,527
Provisions	24	**14,861**	33,073
Short term bank loans	25	**2,338**	549,368
Bank overdrafts, unsecured		**-**	6,532
Current portion of long term liabilities	29	**9,702**	5,276
Tax payable		**99,865**	5,805
		854,401	1,111,581
Net Current Assets		**1,363,344**	876,452
		3,978,509	3,605,779
Financed by:			
Share Capital	27	**21,900**	21,900
Reserves	28	**3,648,746**	3,273,647
Shareholders' Funds		**3,670,646**	3,295,547
Minority Interests		**116,550**	83,785
Provisions	24	**1,045**	62,052
Long Term Liabilities	29	**48,683**	57,265
Pensions Obligations	26(b)	**16,215**	11,372
Deferred Tax Liabilities	30	**125,370**	95,758
		3,978,509	3,605,779

Louis Page
Director

Run Run Shaw
Director

BALANCE SHEET

As At 31 December 2004

	Note	2004	2003
		HK$'000	HK$'000
Fixed Assets	13	**1,951,363**	2,036,723
Subsidiaries	14	**376,040**	336,022
Associated Company	16	**115,564**	120,883
Current Assets			
Programmes and film rights		**372,008**	526,160
Stocks	19	**1,694**	3,433
Trade and other receivables, prepayments and deposits	20	**660,551**	628,185
Tax recoverable		**-**	13,512
Cash and bank balances		**252,869**	149,158
		1,287,122	1,320,448
Current Liabilities			
Trade and other payables and accruals	22	**247,680**	253,777
Provisions	24	**10,682**	21,175
Short term bank loans, unsecured	25	**-**	450,000
Tax payable		**66,011**	-
		324,373	724,952
Net Current Assets		**962,749**	595,496
		3,405,716	3,089,124
Financed by:			
Share Capital	27	**21,900**	21,900
Reserves	28	**3,260,286**	2,962,177
Shareholders' Funds		**3,282,186**	2,984,077
Provisions	24	**-**	10,682
Deferred Tax Liabilities	30	**123,530**	94,365
		3,405,716	3,089,124

Louis Page
Director

Run Run Shaw
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Year Ended 31 December 2004

	Note	2004	2003
		HK$'000	HK$'000
Total equity as at 1 January		**3,295,547**	3,274,232
Exchange differences arising on translation of the financial statements of foreign subsidiaries, jointly controlled entities and associated companies	28	**6,084**	(3,583)
Net gains/(losses) not recognised in the consolidated profit and loss account		**6,084**	(3,583)
Profit for the year	28	**719,415**	440,998
Dividends	28	**(350,400)**	(416,100)
Total equity as at 31 December		**3,670,646**	3,295,547

CONSOLIDATED CASH FLOW STATEMENT

For The Year Ended 31 December 2004

	Note	2004	2003
		HK$'000	HK$'000
Operating Activities			
Net Cash Inflow Generated From Operations	35(a)	**1,285,497**	859,610
Interest paid		**(10,423)**	(16,443)
Hong Kong profits tax paid		**(3,266)**	(43,490)
Overseas taxation paid		**(9,848)**	(1,849)
Net Cash Inflow From Operating Activities		**1,261,960**	797,828
Investing Activities			
Purchase of fixed assets		**(143,147)**	(549,264)
Increase in bank deposits with maturity over three months		**(4,776)**	(4,774)
(Increase)/decrease in loans to a jointly controlled entity		**(2,016)**	41
Decrease/(increase) in amount due from an associated company		**5,319**	(11,634)
Acquisition of subsidiaries, net of cash acquired		**-**	(2,156)
Sale of a subsidiary, net of cash disposed		**-**	(5,497)
Refund of investment cost in a jointly controlled entity		**-**	12,548
Investment in an associated company		**(45,200)**	(138,100)
Sale of fixed assets		**2,469**	9,403
Interest received		**2,386**	3,515
Net Cash Outflow From Investing Activities		**(184,965)**	(685,918)
Net Cash Inflow Before Financing		**1,076,995**	111,910
Financing Activities	35(b)		
Capital contributed by minority shareholders		**-**	38,685
Long term bank loans		**-**	60,049
Short term bank loans		**2,338**	499,115
Repayment of long term bank loans, other loans and obligations under finance leases		**(5,268)**	(75,830)
Repayment of short term bank loans		**(499,115)**	(59,968)
(Increase in)/release of pledged bank deposits		**(6)**	1,390
Dividends paid		**(350,400)**	(416,100)
Net Cash (Outflow)/Inflow From Financing Activities		**(852,451)**	47,341
Increase In Cash And Cash Equivalents		**224,544**	159,251
Cash And Cash Equivalents At 1 January		**300,224**	143,362
Effect Of Foreign Exchange Rate Changes		**1,531**	(2,389)
Cash And Cash Equivalents At 31 December		**526,299**	300,224
Analysis Of The Balances Of Cash And Cash Equivalents			
Cash and bank balances		**535,849**	361,783
Less:			
Bank deposits maturing after three months		**(9,550)**	(4,774)
Bank overdrafts		**-**	(6,532)
Short term bank loans repayable within three months		**-**	(50,253)
		526,299	300,224

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, other investments are stated at fair value.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods beginning on or after 1 January 2005.

The group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net asset value of subsidiaries.

In the company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

(ii) Jointly controlled entities

A jointly controlled entity is under a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over its economic activity.

The consolidated profit and loss account includes the group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Group accounting (Continued)

(iii) Associated companies

An associated company is a company, not being a subsidiary or a jointly controlled entity, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the group's share of the results of associated companies for the year, and the consolidated balance sheet includes the group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences arising from the translation of the net investment in subsidiaries, jointly controlled entities and associated companies and of intra-group balances of equity nature are dealt with as a movement in reserves.

(c) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary, jointly controlled entity and associated company at the date of acquisition.

Goodwill on acquisitions occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. For all acquisitions, goodwill is amortised over 5-10 years.

Goodwill on acquisitions that occurred prior to 1 January 2001 was written off against reserves.

Any impairment arising on goodwill is accounted for in the profit and loss account.

(d) Fixed assets

(i) Fixed assets

Fixed assets, comprising buildings, leasehold improvements, studio, broadcasting and transmitting equipment, furniture and fixtures and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not depreciated. Leasehold land is depreciated over the period of the lease while other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(d) Fixed assets (Continued)

(i) Fixed assets (Continued)

Leasehold land	Over the unexpired term of the lease
Buildings	2.5% - 5%
Leasehold improvements	Over the unexpired term of the lease
Studio, broadcasting and transmitting equipment	7% - 20%
Furniture, fixtures and equipment	5% - 33.3%
Motor vehicles	10% - 25%

Improvements are capitalised and depreciated over their expected useful lives to the group.

(ii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(iii) Assets under finance leases

Leases that substantially transfer to the group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(e) Investments in securities

(i) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(f) Programmes and film rights

Programmes are stated at cost less amounts expensed and any provision considered necessary by the directors. The cost comprises direct expenditure and an appropriate proportion of production overheads. The cost of programmes is apportioned between domestic terrestrial market and overseas licensing and distribution market. In the case of the former, the cost is expensed on first transmission, and in the latter, the cost is expensed on first distribution to licensees. The cost of programmes for satellite channels is expensed in accordance with a formula computed to write off the cost over a maximum of three transmissions.

Film rights are stated at cost less amounts expensed and any provision considered necessary by the directors. Film rights are expensed in accordance with a formula computed to write off the cost over the contracted number of transmissions.

(g) Stocks

Stocks, comprising decoders, tapes, video compact discs and consumable supplies, are stated at the lower of cost and net realisable value. The cost of video compact discs is calculated on a weighted average basis whereas the cost of other stocks is calculated on a first in first out basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) Trade receivables

Provision is made against trade receivables to the extent that their recoverability is considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(i) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment, and bank overdrafts and short term loans repayable within three months.

(j) Provisions for onerous contracts

The group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

(k) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Pension obligations

The group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee - administered funds.

All permanent staff, temporary staff and full time artistes signed in individual names (excluding singers and serial artistes), whose employment period reaches 60 days or more (collectively referred to as " eligible members") and located in Hong Kong are entitled to participate in the Mandatory Provident Fund Scheme (" MPF Scheme"). The contributions to the MPF Scheme made by the group for permanent staff joined prior to 1 June 2003 comprise mandatory contributions and voluntary contributions. The mandatory contribution is calculated at 5% of

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(k) Employee benefits (Continued)

(ii) Pension obligations (Continued)

individual's "relevant income" with a maximum amount of HK$1,000 per month and the voluntary contribution is calculated at 10% of individual's basic salary less the mandatory contribution. The group's contribution for permanent staff joined after 1 June 2003, full time artistes and temporary staff is 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month. "Relevant income" includes salaries, wages, paid leave, fees, commissions, bonuses, gratuities, and allowances (excluding housing allowance/benefits, any redeemed payment and long service payment). Employer's voluntary contributions shall be refunded to the group according to the vesting scale when the eligible members leave employment prior to vesting fully in the MPF Scheme.

The retirement schemes which cover employees located in some overseas locations, except for Taiwan, are defined contribution schemes at various funding rates that are in accordance with the local practice and regulations. The employees located in Taiwan are members of a defined benefit retirement scheme. Pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year whilst the employees are not required to contribute. The pension obligation is measured as the present value of the estimated future cash outflows using average market yields for high quality corporate bonds or securities. Actuarial gains and losses are recognised over the average remaining service lives of employees.

The cost of all these schemes are charged to the profit and loss account in the period to which the contributions relate.

(l) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(n) Revenue recognition

Advertising income net of agency deductions is recognised when the advertisements are telecast.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(n) Revenue recognition (Continued)

Income from licensing of programme rights is recognised evenly over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

Subscription income from operation of satellite and subscription television networks is recognised on a straight line basis over the contract period which generally coincides with the timing when the services are rendered. Unearned subscription fees received from subscribers are recorded as subscriptions received in advance under trade and other payables and accruals in the balance sheet.

Income from video tape renting and sale of magazines are recognised on delivery of products. Income from sale of animation productions is recognised progressively in accordance with the stage of completion of the production. Income from other services is recognised when the services are rendered.

Dividend income is recognised when the right to receive payment is established.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(o) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, stocks, receivables and operating cash, and mainly exclude investment securities and other investments. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital expenditure comprises additions to fixed assets (note 13).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

(r) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from video tape rentals, sale of animation productions and sale of magazines.

Other revenues comprise interest income, commercial production income, merchandising income, management fee income, service fee income and facility rental income.

The amount of each significant category of revenue recognised during the year is as follows:

	2004	2003
	HK$'000	HK$'000
Turnover		
Advertising income, net of agency deductions	2,597,471	2,268,055
Licensing income	767,060	550,582
Subscription income	370,940	353,629
Others	116,096	152,624
	3,851,567	3,324,890
Less: Withholding tax	(34,631)	(13,728)
	3,816,936	3,311,162
Others revenues		
Interest income	20,294	3,491
Others	37,926	34,431
	58,220	37,922
Total revenues	3,875,156	3,349,084

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments

The group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television programmes and commercials and production of programmes

Programme licensing and distribution - provision of television programmes to home video markets and overseas broadcasters

Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in the USA, Europe and Australia

Channel operations - compilation and distribution of television channels in Mainland China, Taiwan, Hong Kong and other countries

Other activities - animation production, merchandising services, website portal, magazine publication and other related services

The group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

Secondary reporting format - geographical segments

Although the group's five business segments are managed on a worldwide basis, the sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, distribution of television channels, website portal and magazine publication

Taiwan - cable television channel services

USA and Canada - licensing and distribution of television programmes and satellite pay TV operations

Australia - licensing and distribution of television programmes and satellite pay TV operations

Europe - licensing and distribution of television programmes and satellite pay TV operations

Mainland China - licensing and distribution of television programmes and satellite TV channel services

Malaysia and Singapore - licensing and distribution of television programmes

Other countries - principally licensing and distribution of television programmes

There are no sales between the geographical segments.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	2004	2004	2004	2004	2004	2004	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	2,005,790	581,817	213,834	907,560	107,935		3,816,936
Inter-segment sales	1,142	97,426	183	14,912	8,295	(121,958)	-
	2,006,932	679,243	214,017	922,472	116,230	(121,958)	3,816,936
Segment results (note)	519,227	375,081	(7,010)	171,403	21,015	1,675	1,081,391
Finance costs							(7,006)
Share of losses of							
Jointly controlled entities	-	-	-	(6)	(6,093)		(6,099)
Associated companies	-	-	-	(166,402)	-		(166,402)
Profit before taxation							901,884
Taxation							(152,312)
Profit after taxation							749,572
Minority interests							(30,157)
Profit attributable to shareholders							719,415
Segment assets	3,201,734	195,608	141,685	621,002	147,191		4,307,220
Jointly controlled entities	-	-	-	3,814	14,908		18,722
Associated companies	115,564	-	-	146,149	-		261,713
Investment securities	-	3	-	2,164	1,538		3,705
Loans to investee companies	-	14,263	-	-	-		14,263
Other investments (note 21)	-	-	-	189,432	-		189,432
Unallocated assets							37,855
Total assets							4,832,910
Segment liabilities	258,362	88,972	60,744	141,655	20,591		570,324
Payable for other investments (note 22)	-	-	-	189,432	-		189,432
Unallocated liabilities							285,958
Total liabilities							1,045,714
Capital expenditure	111,512	5,953	1,445	20,164	4,073		143,147
Depreciation and amortisation	196,353	6,712	15,245	54,932	3,930		277,172

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	142,350	-	26,142		168,492
Segment results	-	-	24,547	-	10,132		34,679

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments (Continued)

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	2003	2003	2003	2003	2003	2003	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	1,723,846	554,554	231,177	694,282	107,303	-	3,311,162
Inter-segment sales	1,461	98,643	71	15,489	10,405	(126,069)	-
	1,725,307	653,197	231,248	709,771	117,708	(126,069)	3,311,162
Segment results (note)	175,069	362,544	(97,163)	83,258	6,278	3,178	533,164
Gain on deemed disposal of subsidiaries							27,726
Gain on disposal of a subsidiary							5,213
Finance costs							(17,202)
Share of losses of							
Jointly controlled entities	-	-	-	(47,080)	-		(47,080)
Associated companies	-	-	-	(16,734)	-		(16,734)
Profit before taxation							485,087
Taxation							(25,378)
Profit after taxation							459,709
Minority interests							(18,711)
Profit attributable to shareholders							440,998
Segment assets	3,343,659	215,535	162,231	537,168	122,439		4,381,032
Jointly controlled entities	-	-	-	3,737	18,977		22,714
Associated companies	120,883	-	-	117,351	-		238,234
Investment securities	-	3	-	2,117	1,538		3,658
Loans to investee companies	-	13,200	-	-	-		13,200
Unallocated assets							58,522
Total assets							4,717,360
Segment liabilities	285,635	86,473	111,406	123,171	17,871		624,556
Unallocated liabilities							713,472
Total liabilities							1,338,028
Capital expenditure	509,634	13,983	11,022	14,545	2,151		551,335
Depreciation and amortisation	149,440	5,718	16,386	57,065	8,837		237,446
Impairment of fixed assets	-	-	15,978	-	-		15,978
Other non-cash expenses	31,857	9,405	54,015	-	-		95,277

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	148,527	-	24,528		173,055
Segment results	-	-	(87,673)	-	9,232		(78,441)

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Secondary reporting format - geographical segments

	Turnover	Segment results	Total assets	Capital expenditure
	2004	2004	2004	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	2,281,105	587,331	3,406,310	115,523
Taiwan	703,831	155,050	540,143	20,006
USA and Canada	208,667	106,873	123,375	4,975
Australia	60,510	(11,933)	16,113	473
Europe	78,953	(19,119)	88,195	913
Mainland China	104,922	56,571	21,806	1,229
Malaysia and Singapore	337,056	184,095	78,750	-
Other countries	41,892	22,523	32,528	28
	3,816,936	1,081,391	4,307,220	143,147
Jointly controlled entities			18,722	
Associated companies			261,713	
Investment securities			3,705	
Loans to investee companies			14,263	
Other investments			189,432	
Unallocated assets			37,855	
Total assets			4,832,910	

	Turnover	Segment results	Total assets	Capital expenditure
	2003	2003	2003	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	1,819,702	184,045	3,489,441	523,471
Taiwan	671,171	145,446	495,230	14,413
USA and Canada	217,557	9,703	130,682	7,043
Australia	53,318	(32,410)	17,206	1,670
Europe	90,149	6,305	104,989	4,295
Mainland China	104,237	50,841	28,530	124
Malaysia and Singapore	326,310	161,275	87,172	-
Other countries	28,718	7,959	27,782	319
	3,311,162	533,164	4,381,032	551,335
Gain on deemed disposal of subsidiaries		27,726		
Gain on disposal of a subsidiary		5,213		
Operating profit		566,103		
Jointly controlled entities			22,714	
Associated companies			238,234	
Investment securities			3,658	
Loans to investee companies			13,200	
Unallocated assets			58,522	
Total assets			4,717,360	

3 OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	2004	2003
	HK$'000	HK$'000
Crediting		
Gain on disposal of fixed assets	**1,586**	1,613
Net exchange gain	**2,558**	8,467
Charging		
Auditors' remuneration	**3,185**	3,309
Non-audit service fees paid to principal auditors (mainly tax services)	**631**	907
Cost of programmes, film rights and stocks	**1,311,297**	1,151,008
Depreciation - owned fixed assets	**269,748**	235,107
Depreciation - leased fixed assets	**27**	212
Impairment of fixed assets	**-**	15,978
Provisions for onerous contracts (note 24)	**-**	95,277
Amortisation of goodwill (note 12)	**7,397**	2,127
Operating leases		
- Equipment and transponders	**64,137**	92,884
- Land and buildings	**24,654**	108,337
Staff costs, excluding directors' emoluments (note 4)	**1,160,175**	1,156,371

4 STAFF COSTS

	2004	2003
	HK$'000	HK$'000
Wages and salaries	**1,085,380**	1,074,010
Pension costs - defined contribution plans	**67,885**	76,479
Pension costs - defined benefits plans	**6,910**	5,882
	1,160,175	1,156,371

5 DIRECTORS' EMOLUMENTS

The aggregate amounts of emoluments payable to directors of the company during the year are as follows:

	2004	2003
	HK$'000	HK$'000
Fees	**2,173**	1,298
Salaries and allowances	**10,988**	6,338
Discretionary bonuses	**2,300**	2,050
Pension contributions	**687**	498
	16,148	10,184

The emoluments disclosed above include HK$345,000 (2003: HK$203,000) paid to independent non-executive directors.

5 DIRECTORS' EMOLUMENTS (Continued)

The aggregate emoluments paid to the directors are further analysed into the following bands:

Emolument bands	Number of directors in each band 2004	2003
HK$Nil - HK$1,000,000	**8**	8
HK$1,000,001 - HK$1,500,000	**-**	1
HK$3,500,001 - HK$4,000,000	**-**	2
HK$4,000,001 - HK$4,500,000	**2**	-
HK$5,500,001 - HK$6,000,000	**1**	-
	11	11

During the year, a director, Kevin Lo Chung Ping, has waived fees payable to him as director and executive committee member of the company totalling HK$105,000 (2003: HK$85,000).

6 FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the group for the year include three (2003: two) directors whose emoluments are reflected in the analysis presented in note 5. The emoluments payable to the remaining two (2003: three) individuals during the year are as follows:

	2004	2003
	HK$'000	HK$'000
Salaries and allowances	**5,666**	8,575
Bonuses	**1,083**	1,192
Pension contibutions	**555**	571
	7,304	10,338

The aggregate emoluments paid to the individuals are further analysed into the following bands:

Emolument bands	Number of individuals in each band 2004	2003
HK$2,500,001 - HK$3,000,000	**-**	1
HK$3,000,001 - HK$3,500,000	**1**	-
HK$3,500,001 - HK$4,000,000	**-**	2
HK$4,000,001 - HK$4,500,000	**1**	-
	2	3

7 FINANCE COSTS

	2004	2003
	HK$'000	HK$'000
Interest on overdrafts, bank loans and other loans		
- wholly repayable within five years	**4,286**	14,375
- not wholly repayable within five years	**2,682**	2,762
Interest element of finance leases	**38**	65
Interest element of land premium paid	**-**	2,071
Total borrowing costs incurred	**7,006**	19,273
Less : Amount capitalised in land and buildings	**-**	(2,071)
	7,006	17,202

In 2003, the capitalisation rate applied to the amount of borrowing costs being capitalised in land and buildings was 6.75% per annum.

8 TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004	2003
	HK$'000	HK$'000
Current taxation:		
- Hong Kong profits tax	**80,863**	7,673
- Overseas taxation	**34,209**	6,011
- Under/(over) provisions in prior years	**2,580**	(4,674)
Deferred taxation relating to the origination and reversal of temporary differences	**34,660**	10,950
Deferred taxation resulting from an increase in tax rate	**-**	5,418
	152,312	25,378

8 TAXATION (Continued)

The taxation on the group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the place where the company operates as follows:

	2004	2003
	HK$'000	HK$'000
Profit before taxation	901,884	485,087
Calculated at a taxation rate of 17.5% (2003: 17.5%)	157,830	84,890
Effect of different taxation rates in other countries	(37,070)	(55,633)
Income not subject to taxation	(13,799)	(7,003)
Expenses not deductible for taxation purposes	5,956	20,878
Tax losses not recognised	46,327	17,557
Utilisation of previously unrecognised tax losses	(4,690)	(27,456)
Tax credit allowance	(2,599)	(2,326)
Others	(2,223)	(6,273)
Under/(over) provisions in prior years	2,580	(4,674)
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	-	5,418
	152,312	25,378

9 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the company to the extent of HK$648,509,000 (2003: HK$237,174,000).

10 DIVIDENDS

	2004	2003
	HK$'000	HK$'000
Interim dividend paid of HK$0.20 (2003: HK$0.20) per ordinary share	87,600	87,600
Proposed final dividend of HK$0.80 (2003: HK$0.60) per ordinary share	350,400	262,800
	438,000	350,400

At a meeting held on 23 March 2005, the directors declared a final dividend of HK$0.80 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 31 December 2005.

11 EARNINGS PER SHARE

The earnings per share is calculated based on the group's profit attributable to shareholders of HK$719,415,000 (2003: HK$440,998,000) and 438,000,000 shares in issue throughout the years ended 31 December 2004 and 2003. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

12 INTANGIBLE ASSETS

	Goodwill
	HK$'000
Year ended 31 December 2004	
Opening net book amount	62,739
Amortisation charge	(7,397)
Closing net book amount	**55,342**
At 31 December 2004	
Cost	64,866
Accumulated amortisation	(9,524)
Net book amount	**55,342**
At 31 December 2003	
Cost	64,866
Accumulated amortisation	(2,127)
Net book amount	62,739

13 FIXED ASSETS

(a) Group

	Land and buildings	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost						
At 1 January 2004	1,245,659	96,697	1,475,698	603,340	37,773	3,459,167
Exchange differences	2,377	1,591	9,420	2,135	310	15,833
Additions	1,706	1,998	109,251	25,632	4,560	143,147
Transfers	-	-	4,072	(4,072)	-	-
Disposals	-	(5,154)	(16,601)	(9,925)	(2,319)	(33,999)
At 31 December 2004	**1,249,742**	**95,132**	**1,581,840**	**617,110**	**40,324**	**3,584,148**
Accumulated depreciation and impairment						
At 1 January 2004	39,820	67,644	807,005	149,491	29,976	1,093,936
Exchange differences	173	1,406	7,465	1,410	271	10,725
Charge for the year	42,736	11,669	157,000	54,190	4,180	269,775
Transfers	-	-	1,596	(1,596)	-	-
Written back on disposals	-	(5,121)	(15,943)	(9,733)	(2,319)	(33,116)
At 31 December 2004	**82,729**	**75,598**	**957,123**	**193,762**	**32,108**	**1,341,320**
Net book value						
At 31 December 2004	**1,167,013**	**19,534**	**624,717**	**423,348**	**8,216**	**2,242,828**
At 31 December 2003	1,205,839	29,053	668,693	453,849	7,797	2,365,231

Notes:

(i) The net book value of leased assets as at 31 December 2004 comprised furniture, fixtures and equipment of HK$1,000 (2003: HK$4,000) and motor vehicles of HK$ nil (2003: HK$24,000).

(ii) At 31 December 2004, fixed assets with net book value amounting to HK$109,894,000 (2003: HK$107,292,000) were pledged as security for the group's short term loans and long term liabilities.

(iii) At 31 December 2004, interest capitalised in land & buildings and other fixed assets amounted to HK$19,859,000 (2003: HK$19,859,000) and HK$5,157,000 (2003: HK$5,157,000) respectively.

(iv) No depreciation is provided for studio, broadcasting and transmission equipment with cost of HK$617,000 (2003: HK$44,779,000) and furniture, fixture and equipment with cost of HK$824,000 (2003: HK$18,802,000) as they cannot be put to effective use at the year end.

13 FIXED ASSETS (Continued)

(a) **Group** (Continued)

(v) The group's interests in land and buildings at their net book values are analysed as follows:

	2004	2003
	HK$'000	HK$'000
Outside Hong Kong, freehold	**115,785**	114,732
In Hong Kong, lease of between 10 to 50 years	**1,051,228**	1,091,107
	1,167,013	1,205,839

(b) **Company**

	Land and buildings in Hong Kong, lease of between 10-50 years	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost						
At 1 January 2004	1,122,169	14,186	1,042,755	494,796	26,765	2,700,671
Additions	1,652	-	91,979	14,257	3,623	111,511
Transferred from subsidiaries	-	-	-	5	-	5
Disposals	-	-	(7,459)	(5,175)	(2,319)	(14,953)
At 31 December 2004	**1,123,821**	**14,186**	**1,127,275**	**503,883**	**28,069**	**2,797,234**
Accumulated depreciation						
At 1 January 2004	31,062	14,186	518,682	79,604	20,414	663,948
Charge for the year	41,531	-	111,930	39,586	3,306	196,353
Transferred from subsidiaries	-	-	-	3	-	3
Written back on disposals	-	-	(7,008)	(5,106)	(2,319)	(14,433)
At 31 December 2004	**72,593**	**14,186**	**623,604**	**114,087**	**21,401**	**845,871**
Net book value						
At 31 December 2004	**1,051,228**	**-**	**503,671**	**389,796**	**6,668**	**1,951,363**
At 31 December 2003	1,091,107	-	524,073	415,192	6,351	2,036,723

Notes:

(i) At 31 December 2004, interest capitalised in land and buildings amounted to HK$19,859,000 (2003: HK$19,859,000).

(ii) No depreciation is provided for studio, broadcasting and transmission equipment with cost of HK$617,000 (2003: HK$44,779,000) and furniture, fixtures and equipment with cost of HK$824,000 (2003: HK$18,802,000) as they cannot be put to effective use as at year end.

14 SUBSIDIARIES

	Company	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	**600**	693
Amounts due from subsidiaries (note)	**389,360**	619,798
Amounts due to subsidiaries (note)	**(13,920)**	(284,469)
	376,040	336,022

Note: The amounts due from/(to) the subsidiaries are unsecured and interest free, and have no fixed terms of repayment.

Details of the subsidiaries are listed in note 39.

15 JOINTLY CONTROLLED ENTITIES

	Group	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**(2,271)**	3,737
Loan to a jointly controlled entity (note (a))	**20,993**	18,977
	18,722	22,714
Unlisted shares, at cost	**74,007**	74,007

Notes:

(a) The loan to a jointly controlled entity is unsecured and interest free, and has no fixed terms of repayment.

(b) Details of the jointly controlled entities are listed below:

Name	**Place of incorporation**	**Principal activities and place of operation**	**Percentage of interest in ownership**
Hsin Chi Broadcast Co. Ltd.	Taiwan	Satellite digital television broadcasting services in Taiwan	40%
上海新视线互动多媒体有限公司	The People's Republic of China	Internet web portal in Mainland China	50%

16 ASSOCIATED COMPANIES

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Share of net assets	**333,599**	500,001	**-**	-
Loan to an associated company (note (a))	**115,564**	115,564	**115,564**	115,564
Amount due from an associated company (note (b))	**-**	5,319	**-**	5,319
Amount due to an associated company (note (c))	**(187,450)**	(382,650)	**-**	-
	261,713	238,234	**115,564**	120,883
Unlisted shares, at cost	**521,975**	521,975	**-**	-

Notes:

(a) The loan to an associated company is unsecured and carries interest at 8% per annum compounded annually. Details of the terms of repayment are disclosed in note 36(e) to the accounts.

(b) Amount due from an associated company is unsecured, interest free and has no fixed terms of repayment.

(c) The amount represents the unpaid capital contributions to an associated company, Galaxy Satellite TV Holdings Limited ("GSTV"), which is unsecured, interest free and payable when required by GSTV.

Details of the associated companies are listed below:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued shares held	Percentage of interest in ownership
TVB3 Network Company Limited	Thailand	Television production and programming service in Thailand	Ordinary shares of Baht10 each	40%
Galaxy Satellite TV Holdings Limited *	Hong Kong	Investment holding in Hong Kong	Ordinary shares of HK$1 each	49%
Galaxy Satellite Broadcasting Limited *	Hong Kong	Domestic pay television programme service in Hong Kong	Ordinary shares of HK$1 each	#49%

associated company held indirectly by the group

* See also note 21 regarding the remaining ownership interest in these associated companies.

17 INVESTMENT SECURITIES

	Group	
	2004	2003
	HK$'000	HK$'000
Equity securities, at cost		
Unlisted	**21,478**	21,354
Less: Provision for impairment loss	**(17,773)**	(17,696)
	3,705	3,658

18 LOANS TO INVESTEE COMPANIES

	Group	
	2004	2003
	HK$'000	HK$'000
Loans to investee companies	**52,210**	51,084
Less: Provision	**(37,947)**	(37,884)
	14,263	13,200

The loans to the investee companies are unsecured and interest free, and have no fixed terms of repayment, except for an amount of HK$8,271,000 (2003: HK$7,654,000) which carries interest at 2% per annum above the Canadian Prime Rate. The provision was made by the directors for the amounts considered irrecoverable.

19 STOCKS

At 31 December 2004 and 31 December 2003, all stocks are stated at cost.

20 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Due from:				
Jointly controlled entities	**-**	1,950	**-**	-
Associated companies	**43,735**	-	**41,842**	-
An investee company	**2,167**	2,105	**-**	-
Related parties	**22,789**	20,388	**-**	-
Trade receivables (note)	**867,318**	833,954	**578,267**	553,498
Less: Provision for doubtful debts	**(66,885)**	(70,912)	**(39,694)**	(38,335)
Prepayments, deposits and other receivables	**155,832**	204,324	**80,136**	113,022
	1,024,956	991,809	**660,551**	628,185

Note:

The group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the group's customers who satisfy the credit evaluation of the group. Cash on delivery, advance payments or bank guarantees are required from other customers of the group.

20 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS (Continued)

At 31 December 2004, the aging analysis of the trade receivables including trading balances due from jointly controlled entities, associated companies, an investee company and related parties is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**403,890**	400,378	**235,670**	247,004
1-2 months	**209,821**	202,228	**162,361**	154,217
2-3 months	**131,528**	124,803	**105,021**	92,803
3-4 months	**65,386**	59,698	**43,756**	40,684
4-5 months	**29,430**	16,829	**23,830**	6,786
Over 5 months	**66,897**	43,896	**31,128**	12,004
	906,952	847,832	**601,766**	553,498
Trade receivables due from:				
Third parties	**867,318**	833,954	**578,267**	553,498
Jointly controlled entities, associated companies, an investee company and related parties	**39,634**	13,878	**23,499**	-
Non-trading amounts due from jointly controlled entities, associated companies and related parties	**29,057**	10,565	**18,343**	-
	936,009	858,397	**620,109**	553,498

21 OTHER INVESTMENTS

On 16 September 2004, the group entered into a deed of agreement with Intelsat Hong Kong LLC (" Intelsat"), the then 51% shareholder of Galaxy Satellite TV Holdings Limited (" GSTV"), under which Intelsat agreed to transfer its 51% interest in GSTV to the group free of any payment.

As the group is restricted from holding 50% or more of the voting interest in GSTV, the group was granted by the Government of Hong Kong Special Administrative Region a period of twelve months up to 27 December 2005 to secure an independent party to acquire the 51% interest transferred from Intelsat. The directors consider that the interest is held temporarily with a view to its subsequent disposal in the near future. As such, the group has accounted for the unpaid capital contributions in relation to Intelsat's investment in GSTV, amounting to HK$189,432,000, as other investments. An equivalent amount was recognised as an other payable at 31 December 2004 (note 22).

22 TRADE AND OTHER PAYABLES AND ACCRUALS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Due to :				
Associated companies	**1,551**	7,794	**-**	-
Related parties	**1,037**	509	**-**	-
Trade payables	**85,232**	93,666	**42,461**	54,903
Other accounts payables and accruals	**450,383**	409,558	**205,219**	198,874
Payable for other investments (note 21)	**189,432**	-	**-**	-
	727,635	511,527	**247,680**	253,777

At 31 December 2004, the aging analysis of the trade payables including trading balances due to associated companies and related parties is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**59,805**	65,009	**33,034**	45,156
1-2 months	**21,877**	29,690	**8,030**	7,707
2-3 months	**1,662**	3,158	**1,026**	1,894
3-4 months	**1,108**	1,475	**221**	93
4-5 months	**1,095**	848	**143**	5
Over 5 months	**2,273**	1,789	**7**	48
	87,820	101,969	**42,461**	54,903
Trade payables due to:				
Third parties	**85,232**	93,666	**42,461**	54,903
Associated companies and related parties	**2,588**	8,303	**-**	-
	87,820	101,969	**42,461**	54,903

23 BANK DEPOSITS

At 31 December 2004, the group had pledged bank deposits of HK$234,000 (2003: HK$228,000) to secure certain credit facilities granted to a subsidiary of the group.

24 PROVISIONS

	Group		Company	
	Onerous Contracts		Onerous Contracts	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**95,125**	-	**31,857**	-
Provision for onerous contracts	**-**	95,277	**-**	31,857
Less: utilised during the year	**(30,173)**	-	**(21,175)**	-
Less: settlement of onerous contracts	**(37,395)**	-	**-**	-
Less: write back of surplus upon settlement	**(11,832)**	-	**-**	-
Exchange difference	**181**	(152)	**-**	-
At 31 December	**15,906**	95,125	**10,682**	31,857
Analysis of total provisions				
Non-current	**1,045**	62,052	**-**	10,682
Current	**14,861**	33,073	**10,682**	21,175
	15,906	95,125	**10,682**	31,857

25 SHORT TERM BANK LOANS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Short term bank loans, secured	**-**	22,842	**-**	-
Short term bank loans, unsecured	**2,338**	526,526	**-**	450,000
	2,338	549,368	**-**	450,000

26 PENSIONS OBLIGATIONS

	Group	
	2004	2003
	HK$'000	HK$'000
Obligations on:		
- pensions - defined contribution plans (note (a))	**5,584**	6,188
- pensions - defined benefits plans (note (b))	**16,215**	11,372
	21,799	17,560

Notes:

(a) Pensions - defined contribution plans

Forfeited contributions totalling HK$7,479,000 (2003: HK$2,981,000) were utilised during the year.

Contributions totalling HK$5,584,000 (2003: HK$6,188,000) were payable to the fund at the year end and are included in accounts payable and accruals.

26 PENSIONS OBLIGATIONS (Continued)

(b) Pensions - defined benefits plans

The group operates a defined benefit retirement scheme providing benefits to eligible employees located in Taiwan under the local regulations.

The pension plan is a final salary defined benefit plan. The assets of the funded plan are held independently of those of the group, being invested through a central trust fund. The plan is valued by a qualified actuary annually using the projected unit credit method. The latest valuation of the defined benefit plan in Taiwan was carried out as of 31 December 2004 by Client View Management Consulting Co., Ltd.. This valuation showed that the aggregate past service liabilities were fully covered by net assets available for benefits.

The amounts recognised in the balance sheet are determined as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Present value of funded obligations	**44,903**	29,449
Fair value of plan assets	**(17,231)**	(13,974)
	27,672	15,475
Unrecognised actuarial losses	**(11,457)**	(4,103)
Liability in the balance sheet	**16,215**	11,372

The amounts recognised in the consolidated profit and loss account were as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Current service cost	**5,600**	5,338
Interest cost	**1,058**	911
Expected return on plan assets	**252**	(367)
Total, included in staff costs (note 4)	**6,910**	5,882

The actual return on plan assets was HK$370,000 (2003: HK$232,000).

Movement in the liability recognised in the balance sheet:

	Group	
	2004	2003
	HK$'000	HK$'000
At 1 January	**11,372**	7,642
Exchange differences	**417**	162
Total expense - as shown above	**6,910**	5,882
Contributions paid	**(2,484)**	(2,314)
At 31 December	**16,215**	11,372

26 PENSIONS OBLIGATIONS (Continued)

(b) Pensions - defined benefits plans (Continued)

The principal actuarial assumptions used were as follows:

	Group	
	2004	2003
	%	%
Discount rate	**3.50**	3.50
Expected rate of return on plan assets	**2.50**	2.75
Expected rate of future salary increases	**3.00**	2.50

27 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	**Nominal value**
		HK$'000
Authorised:		
At 1 January 2004 and 31 December 2004	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2004 and 31 December 2004	**438,000,000**	**21,900**

28 RESERVES

(a) Group

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2004	602,026	70,000	864	7,831	(26,468)	40,118	2,579,276	3,273,647
Arising on consolidation								
- subsidiaries	-	-	-	-	5,993	-	-	5,993
- jointly controlled entities	-	-	-	-	91	-	-	91
Exchange translation differences	-	-	-	-	(2,881)	-	2,881	-
Profit for the year	-	-	-	-	-	-	719,415	719,415
Transfers	-	-	-	1,415	-	-	(1,415)	-
2003 Final dividend paid (note 10)	-	-	-	-	-	-	(262,800)	(262,800)
2004 Interim dividend paid (note 10)	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2004	**602,026**	**70,000**	**864**	**9,246**	**(23,265)**	**40,118**	**2,949,757**	**3,648,746**
Representing:								
2004 Final dividend proposed							350,400	
Others							2,599,357	
Retained earnings at 31 December 2004							**2,949,757**	
Company and subsidiaries	602,026	70,000	864	9,246	(15,191)	40,118	3,185,609	3,892,672
Jointly controlled entities	-	-	-	-	(7,529)	-	(53,030)	(60,559)
Associated companies	-	-	-	-	(545)	-	(182,822)	(183,367)
At 31 December 2004	**602,026**	**70,000**	**864**	**9,246**	**(23,265)**	**40,118**	**2,949,757**	**3,648,746**

28 RESERVES (Continued)

(a) Group (Continued)

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2003	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
Arising on consolidation								
- subsidiaries	-	-	-	-	(5,773)	-	-	(5,773)
- jointly controlled entities	-	-	-	-	1,504	-	-	1,504
- associated companies	-	-	-	-	686	-	-	686
Exchange translation differences	-	-	-	-	(21,016)	-	21,016	-
Profit for the year	-	-	-	-	-	-	440,998	440,998
Transfers	-	-	(307)	363	-	-	(56)	-
2002 Final dividend paid	-	-	-	-	-	-	(328,500)	(328,500)
2003 Interim dividend paid (note 10)	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2003	602,026	70,000	864	7,831	(26,468)	40,118	2,579,276	3,273,647
Representing:								
2003 Final dividend proposed							262,800	
Others							2,316,476	
Retained earnings at 31 December 2003							2,579,276	
Company and subsidiaries	602,026	70,000	864	7,831	(18,303)	40,118	2,642,629	3,345,165
Jointly controlled entities	-	-	-	-	(7,620)	-	(46,933)	(54,553)
Associated companies	-	-	-	-	(545)	-	(16,420)	(16,965)
At 31 December 2003	602,026	70,000	864	7,831	(26,468)	40,118	2,579,276	3,273,647

28 RESERVES (Continued)

(b) Company

	Share premium	General reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2004	602,026	70,000	40,118	2,250,033	2,962,177
Profit for the year	-	-	-	648,509	648,509
2003 Final dividend paid (note 10)	-	-	-	(262,800)	(262,800)
2004 Interim dividend paid (note 10)	-	-	-	(87,600)	(87,600)
At 31 December 2004	**602,026**	**70,000**	**40,118**	**2,548,142**	**3,260,286**
Representing:					
2004 Final dividend proposed				350,400	
Others				2,197,742	
Retained earnings at 31 December 2004				**2,548,142**	
At 1 January 2003	602,026	70,000	40,118	2,428,959	3,141,103
Profit for the year	-	-	-	237,174	237,174
2002 Final dividend paid	-	-	-	(328,500)	(328,500)
2003 Interim dividend paid (note 10)	-	-	-	(87,600)	(87,600)
At 31 December 2003	602,026	70,000	40,118	2,250,033	2,962,177
Representing:					
2003 Final dividend proposed				262,800	
Others				1,987,233	
Retained earnings at 31 December 2003				2,250,033	

In accordance with local laws and regulations of a subsidiary, the subsidiary is required to transfer the gain on deemed disposal of its associated company to the capital reserve. The capital reserve in connection with the gain on deemed disposal of its associated company can only be used to cover operating losses.

In accordance with local laws of a subsidiary, the subsidiary is required to set aside 10% of annual net income less any accumulated deficit as legal reserve to the extent that the legal reserve amounts to total contributed share capital. The application of the legal reserve is restricted to covering operating losses and conversion into share capital.

The capital redemption reserve and share premium account of the group were set up in accordance with the requirements of the Hong Kong Companies Ordinance.

Distributable reserves, include retained earnings and general reserve, of the company at 31 December 2004, calculated under section 79B of the Hong Kong Companies Ordinance and amounted to HK$2,618,142,000 (2003: HK$2,320,033,000).

29 LONG TERM LIABILITIES

	Group	
	2004	2003
	HK$'000	HK$'000
Loans, secured	**58,302**	62,182
Obligations under finance leases	**83**	359
	58,385	62,541
Amounts due within one year included under current liabilities	**(9,702)**	(5,276)
	48,683	57,265

The analysis of the above is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Bank loans		
- wholly repayable within five years	**29,523**	26,937
- not wholly repayable within five years	**24,526**	30,888
	54,049	57,825
Other loans		
- wholly repayable within five years	**4,253**	4,357
	58,302	62,182
Obligations under finance leases		
- wholly repayable within five years	**83**	359
	58,385	62,541
Amounts due within one year included under current liabilities	**(9,702)**	(5,276)
	48,683	57,265

At 31 December 2004, the group's bank loans and other loans (excluding finance lease liabilities) are repayable as follows:

	Bank loans		Other loans	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
- within one year	**5,366**	4,806	**4,253**	111
- in the second year	**5,623**	5,081	**-**	4,246
- in the third to fifth year	**18,534**	17,050	**-**	-
- after the fifth year	**24,526**	30,888	**-**	-
	54,049	57,825	**4,253**	4,357

29 LONG TERM LIABILITIES (Continued)

At 31 December 2004, the group's finance lease liabilities are repayable as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within one year	**83**	395
Future finance charges on finance leases	**-**	(36)
Present value of finance lease liabilities	**83**	359
The present value of finance lease liabilities is as follows:		
Within one year	**83**	359

30 DEFERRED TAXATION

The movement in the deferred tax liabilities/(assets) account is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**72,207**	55,606	**94,365**	63,514
Exchange differences	**(89)**	893	**-**	-
Acquisition of subsidiaries	**-**	(660)	**-**	-
Deferred taxation charge to profit and loss account (note 8)	**34,660**	16,368	**29,165**	30,851
At 31 December	**106,778**	72,207	**123,530**	94,365

Deferred income tax liabilities of HK$317,000 (2003: HK$74,000) have not been established for the withholding and other taxation that would be payable on the unremitted earnings of an investee company.

Deferred income tax assets are recognised for tax losses carry forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. At 31 December 2004, the group has unrecognised tax losses of HK$465,557,000 (2003: HK$471,450,000) to carry forward against future taxable income. These tax losses will expire as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within 1 year	**-**	1,862
From 2 to 5 years	**1,018**	6,950
After 5 years	**67,343**	74,532
No expiry date	**397,196**	388,106
	465,557	471,450

30 DEFERRED TAXATION (Continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

(a) Group

Deferred tax liabilities

	Accelerated tax depreciation		Others		Total	
	2004	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**136,041**	64,403	**4,617**	1,297	**140,658**	65,700
(Credited)/charged to profit and loss account	**(148)**	71,651	**(1,691)**	3,325	**(1,839)**	74,976
Exchange differences	**(8)**	(13)	**5**	(5)	**(3)**	(18)
At 31 December	**135,885**	136,041	**2,931**	4,617	**138,816**	140,658

Deferred tax assets

	Provisions		Tax losses		Others		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**18,138**	-	**29,467**	-	**20,846**	10,094	**68,451**	10,094
(Charged)/credited to profit and loss account	**(15,391)**	18,169	**(16,780)**	29,467	**(4,328)**	10,972	**(36,499)**	58,608
Acquisition of subsidiaries	**-**	-	**-**	-	**-**	660	**-**	660
Exchange differences	**36**	(31)	**(22)**	-	**72**	(880)	**86**	(911)
At 31 December	**2,783**	18,138	**12,665**	29,467	**16,590**	20,846	**32,038**	68,451

30 DEFERRED TAXATION (Continued)

(b) Company

Deferred tax liabilities

	Accelerated tax depreciation		Others		Total	
	2004	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**131,633**	62,483	**2,747**	1,031	**134,380**	63,514
(Credited)/charged to profit and loss account	**(1,839)**	69,150	**(1,367)**	1,716	**(3,206)**	70,866
At 31 December	**129,794**	131,633	**1,380**	2,747	**131,174**	134,380

Deferred tax assets

	Provisions		Tax losses		Others		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**5,575**	-	**29,015**	-	**5,425**	-	**40,015**	-
(Charged)/credited to profit and loss account	**(3,706)**	5,575	**(29,015)**	29,015	**350**	5,425	**(32,371)**	40,015
At 31 December	**1,869**	5,575	**-**	29,015	**5,775**	5,425	**7,644**	40,015

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Net deferred tax assets recognised on the balance sheet	**(18,592)**	(23,551)	**-**	-
Net deferred tax liabilities recognised on the balance sheet	**125,370**	95,758	**123,530**	94,365
	106,778	72,207	**123,530**	94,365

31 CONTINGENT LIABILITIES

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees for banking facilities granted to				
- subsidiaries	**-**	-	**128,308**	167,892
- an investee company	**8,756**	1,111	**-**	-
	8,756	1,111	**128,308**	167,892

The directors anticipate that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

32 CAPITAL COMMITMENTS

The amounts of commitments for fixed assets are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Authorised but not contracted for	**184,390**	169,232	**101,645**	96,663
Contracted but not provided for	**14,845**	73,814	**9,728**	71,038
	199,235	243,046	**111,373**	167,701

The group's share of capital commitments of the jointly controlled entities was nil (2003: nil).

33 OPERATING LEASE COMMITMENTS

At 31 December 2004, the group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings				
-not later than one year	**37,077**	42,895	**15,613**	25,064
-later than one year and not later than five years	**51,892**	36,155	**4,266**	18,943
-later than five years	**11,769**	19	**-**	-
	100,738	79,069	**19,879**	44,007
Equipment and transponders				
-not later than one year	**62,427**	98,815	**922**	859
-later than one year and not later than five years	**60,557**	186,244	**1,175**	1,875
-later than five years	**5,537**	81,877	**-**	-
	128,521	366,936	**2,097**	2,734
	229,259	446,005	**21,976**	46,741

34 TELEVISION BROADCASTING LICENCE

The company operates under the terms of a licence granted by the Government of Hong Kong Special Administrative Region which runs for a period of twelve years to 30 November 2015. The licence will be subject to a mid-term review in 2009.

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow generated from operations

	2004	2003
	HK$'000	HK$'000
Operating profit	**1,081,391**	566,103
Gain on deemed disposal of subsidiaries	**-**	(27,726)
Gain on disposal of a subsidiary	**-**	(5,213)
Depreciation charges	**269,775**	235,319
Impairment of fixed assets	**-**	15,978
Amortisation of goodwill	**7,397**	2,127
Gain on disposal of fixed assets	**(1,586)**	(1,613)
Provision for onerous contracts	**-**	95,277
Write back of surplus upon settlement of onerous contracts	**(11,832)**	-
Utilisation/settlement of onerus contracts	**(67,568)**	-
In-kind contribution to an associated company (note c)	**(150,000)**	-
Loss on investments	**-**	1,275
Provision for loss on investments	**-**	192
Interest income	**(20,294)**	(3,491)
Exchange differences	**2,056**	(10,094)
Operating profit before working capital changes	**1,109,339**	868,134
Decrease in programmes, film rights and stocks	**156,461**	60,019
Increase in trade and other receivables, prepayments and deposits	**(15,239)**	(10,251)
Increase/(decrease) in trade and other payables and accruals	**30,093**	(62,022)
Increase in pensions obligations - defined benefits plans	**4,843**	3,730
Net cash inflow generated from operations	**1,285,497**	859,610

35 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of changes in financing during the year:

	Minority interests	Share capital including premium	Long term bank loans	Other loans	Obligations under finance leases	Short term bank loans
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balances at 1 January 2004	83,785	623,926	57,825	4,357	359	549,368
Exchange differences	2,608	-	1,103	7	2	-
Repayments during the year	-	-	(4,879)	(111)	(278)	(549,368)
Additions during the year	-	-	-	-	-	2,338
	2,608	-	(3,776)	(104)	(276)	(547,030)
Share of profits attributable to minority interests	30,157	-	-	-	-	-
Balances at 31 December 2004	**116,550**	**623,926**	**54,049**	**4,253**	**83**	**2,338**
Balances at 1 January 2003	424	623,926	72,148	4,478	462	232,786
Capital contributed by minority shareholders	38,685	-	-	-	-	-
Gain on deemed disposal of subsidiaries	(27,726)	-	-	-	-	-
Acquisition of subsidiaries	54,331	-	-	-	-	-
Exchange differences	(640)	-	1,137	(19)	116	-
Repayments during the year	-	-	(75,509)	(102)	(219)	(232,786)
Additions during the year	-	-	60,049	-	-	549,368
	64,650	-	(14,323)	(121)	(103)	316,582
Share of profits attributable to minority interests	18,711	-	-	-	-	-
Balances at 31 December 2003	83,785	623,926	57,825	4,357	359	549,368

(c) Significant non-cash transaction

During the year, investment in an associated company of HK$150,000,000 was made by way of the provision of programme content to the associated company.

36 SIGNIFICANT RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions, which are carried out in the normal course of the group's business:

(a) On 19 May 1997 and 15 December 1997, the company and Shaw Brothers (Hong Kong) Limited (" Shaw"), a substantial shareholder of the company, entered into separate tenancy agreements, pursuant to which Shaw granted to the company tenancies of certain office and car parking spaces situated at Shaw House, Lot 220 Clear Water Bay Road, Kowloon, Hong Kong. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will both expire on 30 June 2005. The amount of rental paid by the company to Shaw during 2004 was HK$17,732,000 (2003: HK$17,732,000).

(b) On 30 March 2001, the company entered into a Letter of Intent with Chevalier (Network Solutions) Limited (" CNSL"), in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network by CNSL at the new TVB City of the company at a lump sum fee of HK$20,526,000, which is to be settled by way of installments. The controlling shareholder of the holding company of CNSL is also a director of the company. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the company to CNSL during 2004 was HK$2,648,000 (2003: HK$5,119,000).

(c) Since 1998, the company has entered into various sub-licencing agreements with an associated company, Galaxy Satellite Broadcasting Limited ("Galaxy"), to sub-licence certain office, car parking spaces and satellite antenna farm to Galaxy. The total licence fees paid by Galaxy to the company during 2004 were HK$7,153,000 (2003: HK$3,690,000).

(d) On 4 September 2001, the company entered into a channel supply agreement with Galaxy for the supply of five channels to Galaxy for broadcast on Galaxy's pay television platform in Hong Kong on an exclusive basis for a period of five years commencing from the commercial launch date of Galaxy's service with an option for either party to renew for another five years. The licence fee accrued by the company during 2004 was HK$173,563,000 (2003: nil).

(e) On 20 February 2003, Galaxy issued a promissory note in favour of the company in the principal sum of HK$115,564,000, being the amount of debt due from Galaxy to the company with interest at the rate of 8% per annum compounded annually. The principal amount and the accrued interest shall be payable by Galaxy to the company in two annual installments on 20 February 2007 and 20 February 2008 respectively, unless Galaxy is publicly floated before either date, whereupon the outstanding principal amount and accrued interest shall be prepaid. The total interest accrued by the company during 2004 was HK$17,833,000, which included the accrued interest for 2003 of HK$7,952,000 (2003: nil).

(f) Since 1 January 1995, Era Communications Co. Ltd. ("Era") has been acting as the sole distributor of the cable channels of Liann Yee Production Co. Ltd. ("LYP") in Taiwan and is responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. Era is a minority shareholder of LYP, a non-wholly owned subsidiary of the company. On 16 November 2000, the parties renewed the distribution agreement for a period of two years from 1 March 2001. On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002. The agreement was not renewed upon its expiry date. The fee paid by LYP to Era during 2004 was nil (2003: HK$1,798,000).

(g) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP has been appointed as an agent for recruiting advertisements. Pursuant to media sales packages of the Taiwan Government successfully bid by Era in 2003 where government advertisements would be aired or printed in 2004, Era was required to place advertisements on cable television channels operated by LYP and magazines of which LYP is appointed as agent in order to meet the requirements laid down by the Taiwan Government for such media sales packages. After deduction of commissions, bonus and rebates, the amount received by LYP from Era during 2004 was HK$9,548,000 (2003: HK$8,590,000).

36 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(h) Since 1 August 1998, Era has been providing LYP with optical fibre networking services in Taiwan. On 21 March 2003, the parties renewed the service agreement for one year from 1 January 2003, pursuant to which Era would provide a 45 MB optic fibre line, maintenance and management of 14 optic fibre hubs and uplink control room at a monthly fee of HK$295,000 (NT$1,300,000) (inclusive of 5% sales tax). On 28 August 2003, the parties entered into a supplemental agreement, pursuant to which (i) the term of the agreement would be extended for a further six months to 30 June 2004; and (ii) the monthly fee payable by LYP to Era would be reduced to HK$174,000 (NT$765,000) (inclusive of 5% sales tax) commencing from 1 August 2003. On 1 July 2004, the parties renewed the service agreement for another year from 1 July 2004 on the same terms and conditions. The fee paid by LYP to Era during 2004 was HK$1,968,000 (2003: HK$2,789,000).

(i) Since 28 October 2000, LYP has been providing Era with satellite equipment and technical services, while Era has been providing LYP with satellite relay programme services in Taiwan. On 30 March 2004, the parties entered into an agreement to renew the arrangement for one year from 1 January 2004 on the same terms and conditions as the original agreement. Under the renewal agreement, the monthly fees payable by Era to LYP was HK$669,000 (NT$3,000,000) and by LYP to Era was HK$334,000 (NT$1,500,000). All amounts payable under the renewal agreement included 5% sales tax. On 1 March 2005, the parties renewed the agreement for another year from 1 January 2005 on the same terms and conditions as the original agreement. The fees received by LYP from Era during 2004 were HK$7,719,000 (2003: HK$8,423,000) and the fees paid by LYP to Era during 2004 were HK$3,859,000 (2003: HK$4,208,000).

(j) In prior years, LYP entered into various agreements with a jointly controlled entity, Hsin Chi Broadcast Co. Ltd. ("HCB") to provide satellite transmission service to LYP. The agreements were terminated on 15 September 2003. The service fees paid by LYP to HCB during 2004 were nil (2003: HK$3,799,000).

(k) On 16 April 1999, TVBI Company Limited ("TVBI"), a wholly owned subsidiary of the company, agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era during 2004 was HK$5,161,000 (2003: HK$5,159,000).

(l) On 21 May 2002, TVBI and MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS"), an associate of the minority shareholder of three of the company's non-wholly owned subsidiaries, entered into an arrangement for the licence of television programmes by TVBI to MBNS as part of the programme line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. On 30 September 2004, TVBI and MBNS entered into a new agreement for the same subject matter for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 October 2004 and 14 February 2005, separate addendum to the agreement were entered into between the parties for the clarification of the base month upon which the subscribers guarantee would be calculated and for the increase of revenue sharing receivable by TVBI for revenue generated from hotel and commercial establishments respectively. The income accrued by TVBI during 2004 was HK$82,858,000 (2003: HK$82,235,000).

36 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(m) On 25 June 2002, TVBI acting as an agent of LYP entered into an arrangement with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. On 30 September 2004, TVBI and MBNS entered into a new agreement for the same subject matter for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 October 2004 and 14 February 2005, separate addendum to the agreement were entered into between the parties for the clarification of the base month upon which the subscribers guarantee would be calculated and for the increase of revenue sharing receivable by LYP for revenue generated from hotel and commercial establishments respectively. The income accrued by LYP during 2004 was HK$23,894,000 (2003: HK$21,767,000).

(n) On 26 June 2002, TVB Satellite TV Entertainment Limited ("TVBSE"), a wholly owned subsidiary of the company, entered into an arrangement with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliated company from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. On 30 September 2004, TVBSE and MBNS entered into a new agreement for the same subject matter for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 February 2005, an addendum to the agreement was entered into between the parties for the increase of revenue sharing receivable by TVBSE for revenue generated from hotel and commercial establishments. The income accrued by TVBSE during 2004 was HK$29,441,000 (2003: HK$25,988,000).

(o) On 8 July 2002, MBNS appointed TVBSE as its advertising agent responsible for advertisement and sponsorship sales of certain channels of MBNS in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. On 30 September 2004, MBNS and TVBSE entered into a new agreement for the same subject matter for a period of 5 years from 1 October 2004 to 30 September 2009. The income accrued by TVBSE during 2004 was HK$30,315,000 (2003: HK$26,192,000).

(p) On 19 September 2003, TVBI and ASTRO Entertainment Networks Ltd. ("AENL"), an associate of the minority shareholder of three of the company's non-wholly owned subsidiaries, entered into a licensing agreement, pursuant to which, TVBI would license to AENL certain programmes on an exclusive basis for broadcast on free terrestrial television in Indonesia for 2 years commencing from the earlier of 1 January 2004 or when AENL was able to secure the broadcast of programmes on free terrestrial television in Indonesia prior to 1 January 2004. The income accrued by TVBI during 2004 was HK$6,232,000 (2003: nil).

(q) Since 1998, Galaxy has been providing TVBI, TVBSE and TVB (Australia) Pty. Ltd. ("TVBA"), all of which being wholly owned subsidiaries of the company, various uplink and playback services. The service fees paid by TVBI, TVBSE and TVBA to Galaxy during 2004 totalled HK$40,849,000 (2003: HK$36,599,000).

(r) On 11 March 2004, TVBA and Celestial Television Networks Ltd. ("CTNL"), an associate of the minority shareholder of three of the company's non-wholly owned subsidiaries, entered into an agreement, pursuant to which CTNL would licence the Celestial Movies channel to TVBA for one year from 15 March 2004 with an option to renew for a further 2 years. Under the agreement, TVBA agrees to pay a fixed unit cost per subscriber (which includes both residential and commercial subscribers) to CTNL for the Celestial Movies channel or the package of channels to which the Celestial Movies channel is included. The licence fee paid by TVBA to CTNL during 2004 was HK$2,129,000 (2003: nil).

36 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(s) On 30 September 2004, TVBO Facilities Limited ("TVBOF") and TVB Satellite Broadcasting Limited ("TVBSB"), both wholly owned subsidiaries of the company, entered into separate agreements with MBNS, pursuant to which MBNS appointed TVBOF and TVBSB to provide management services to MBNS for the period from 1 October 2004 to 30 September 2009 at a fixed amount for every period of 12 months. The aggregate management fee accrued by TVBOF and TVBSB during 2004 was HK$7,595,000 (2003: nil).

Apart from the above, the other related party transactions during the year ended 31 December 2004, the amounts of which involved were not significant to the group, included:

- Rental income from leasing of facilities and office premises,
- Income from sub-licensing of news reports rights,
- Income from satellite transmission,
- Income from advertising and sponsorships,
- Expense on acquisition of film rights,
- Expense on providing maintenance services, and
- Rental expense on leasing of production spaces.

37 SUBSEQUENT EVENTS

(a) On 4 February 2005, the group entered into an agreement with the minority shareholder holding the 30% interest in LYP which is not held by the group (the "Shareholding"), underwhich the group agreed to acquire the Shareholding from the minority shareholder at a cash consideration of NT $900 million (approximately HK$220.5 million). Upon completion of the transaction, LYP will become a wholly owned subsidiary of the group. The transaction was approved by the shareholders of the company at an extraordinary general meeting held on 21 March 2005.

The consideration will be funded by internal resources or bank facilities or a combination of both.

(b) On 23 March 2005, the company received additional profits tax assessment notices from the Inland Revenue Department for the year of assessment 1998/99. The total amount of the additional assessments of profits tax payable was HK$80,016,415 which is based on an assessment of profits that was generated by the group's programme licensing and distribution business carried out overseas. The company has objected to these additional assessments. The company believes that the objection is well founded, and is determined to defend the company's position vigorously. On this basis, the company is of the view that no additional tax provision is necessary.

38 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 23 March 2005.

39 SUBSIDIARIES

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# iTVB Holdings Limited	British Virgin Islands	HK$10,000	-	100	100	Investment holding
# Jade Animation International Limited	Bermuda	US$12,000	-	100	100	Animation investment, licensing and distribution
Long Wisdom Limited	Hong Kong	HK$2	-	100	100	Dormant
# OHE Facilities Limited	Bermuda	US$20,000	-	100	100	Inactive
# TVB Investment Limited	Bermuda	US$20,000	-	100	100	Investment holding
TVB Music Limited	Hong Kong	HK$1	-	100	100	Production, publishing and licensing of musical works
# TVB Club Limited	Hong Kong	HK$1	-	100	100	Dormant
# TVB Satellite TV Holdings Limited	Bermuda	US$12,000	-	100	100	Investment holding
TVBI Company Limited	Hong Kong	HK$2,000,000	-	100	100	Investment holding and programme licensing
TVBO Production Limited	Bermuda	US$12,000	-	100	100	Owner of film rights and programme licensing
Art Limited	Hong Kong	HK$10,000	-	73.68	-	Investment in entertainment and media business
Capital Empire Limited	British Virgin Islands	US$1,000	-	100	-	Owner of film rights and programme licensing

39 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
CC Decoders Ltd.	United Kingdom	GBP2	-	100	-	Provision of decoders
Condor Entertainment B.V.	The Netherlands	EUR18,400	-	100	-	Programme licensing and distribution
# Countless B.V.	The Netherlands	EUR18,400	-	100	-	Inactive
Countless Entertainment (Taiwan) Co. Ltd.	Taiwan	NT$1,000,000	-	100	-	Investment holding
# Extra Profit Holdings Limited	British Virgin Islands	HK$1	-	100	-	Investment holding
# Fairwork Group Limited	British Virgin Islands	US$1,000	-	100	-	Investment holding
# Golden Star Video Library Sdn. Bhd.	Malaysia	MYR10,000	-	51	-	Inactive
+ Interface Co. Ltd.	Taiwan	NT$199,800,000	-	64.76	-	Magazine publication
# iTVB Limited	British Virgin Islands	HK$10,000	-	100	-	Investment holding
Jade Animation Company Limited	Hong Kong	HK$2	-	100	-	Provision of animation services
Jade Animation Productions Limited	Hong Kong	HK$500,000	-	100	-	Animation productions and investment holding
Jade Multimedia International Limited	Bermuda	US$12,000	-	100	-	Animation investment, licensing and distribution
+ Liann Yee Production Co. Ltd.	Taiwan	NT$880,000,000	-	70	-	Production of television programmes, leasing of film studios and advertising

39 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
* Oriental Home Entertainment Inc.	Canada	CAD100	-	100	-	Programme licensing and distribution
Peony Holding N.V.	Netherlands Antilles	US$100	US$6,000	100	-	Investment holding and provision of services for programme productions
# Request Investments Limited	British Virgin Islands	HK$1	-	100	-	Inactive
# Roverly B.V.	The Netherlands	EUR18,400	-	100	-	Inactive
The Chinese Channel Limited	Hong Kong	HK$4	-	100	-	Provision of satellite and subscription television programmes
The Chinese Channel Limited	United Kingdom	GBP1,111	-	100	-	Provision of services for programme productions
The Chinese Channel (France) SAS	France	EUR37,000	-	100	-	Provision of satellite and subscription television programmes
# The Chinese Channel (Holdings) Limited	Cayman Islands	GBP89,640	-	100	-	Investment holding
# Toysters Animation International Ltd.	British Virgin Islands	US$1,000	-	55	-	Dormant
TVB (Australia) Pty. Ltd.	Australia	A$5,500,000	-	100	-	Provision of satellite and subscription television programmes
TVB Facilities Limited	Hong Kong	HK$10,000	-	100	-	Provision of services for programme productions
* TVB Holdings (USA) Inc.	USA	US$6,010,000	-	100	-	Investment holding and programme licensing and distribution

39 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
TVB International Limited	Hong Kong	HK$10,000	-	100	-	Inactive
TVB Macau Company Limited	Macau	MOP25,000	-	100	-	Provision of services for programmes productions
# TVB (Mauritius) Limited	Mauritius	US$2	-	100	-	Investment holding
# TVB (Overseas) Limited	Bermuda	US$12,000	-	100	-	Investment holding
§ TVB Publishing Holding Limited	Hong Kong	HK$8,550,000	-	73.68	-	Investment holding
TVB Publications Limited	Hong Kong	HK$20,000,000	-	73.68	-	Magazine publications
TVB Satellite Broadcasting Limited	Hong Kong	HK$2	-	100	-	Provision of programming and channel services
* TVB Satellite Platform, Inc.	USA	US$3,000,000	-	100	-	Provision of satellite and subscription television programmes
TVB Satellite TV Entertainment Limited	Bermuda	US$12,000	-	100	-	Provision of satellite and subscription television programmes
TVB Satellite TV (HK) Limited	Hong Kong	HK$2	-	100	-	Provision of subscription television programmes
# TVB (Shanghai Holdings) Limited	British Virgin Islands	US$1	-	100	-	Dormant
TVB (UK) Limited	United Kingdom	GBP2	-	100	-	Investment holding
* TVB (USA) Inc.	USA	US$10,000	-	100	-	Provision of satellite and subscription television programmes
TVB Video (UK) Limited	United Kingdom	GBP1,000	-	100	-	Property rental

39 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
TVB.COM Limited	Hong Kong	HK$2	-	100	-	Internet web portal
TVBO Facilities Limited	Bermuda	US$12,000	-	100	-	Provision of services for programme productions
# Zennora Group Limited	British Virgin Islands	US$1,000	-	100	-	Investment holding
* 翡翠多媒体设计(上海)有限公司	The People's Republic of China, limited liability company	US$350,000	-	100	-	Animation design and productions

None of the subsidiaries have issued any loan capital. Except for TVBO Facilities Limited and TVBO Production Limited which operate worldwide, all subsidiaries operate principally in their place of incorporation.

* The accounts of these subsidiaries have been audited by firms other than PricewaterhouseCoopers, which do not materially affect the results of the group.

\# The accounts of these subsidiaries are not audited.

§ On 30 November 2001, TVB Publishing Holding Limited issued a total of 9,000,000 ordinary shares (with a par value of HK$0.10 per share) at HK$8.60 per share to its minority shareholders as unpaid shares. These shares will not be entitled to voting and dividends rights until they are fully paid. As at 31 December 2004, 4,500,000 ordinary shares were paid and the balance of 4,500,000 ordinary shares were outstanding.

\+ Upon the approval by shareholders at the extraordinary general meeting held on 21 March 2005 for the purchase of 30% issued share capital in LYP, the group's effective equity interest in Interface Co. Ltd. and LYP increased to 92.51% and 100% respectively (note 37(a)).



萬千星輝賀台慶
TVB 37th Anniversary Special

金枝慾孽
War And Beauty





繼續無敵獎門人
The Super Trio Continues...



青出於藍
Shine On You



皆大歡喜
Virtues Of Harmony II

2003年度十大勁歌金曲頒獎典禮
J.S.G. Best 10 Awards
Presentation 2003



棟篤神探
To Catch The Uncatchable





中國人的驕傲 - 奧運金牌精英大滙演
Sports Extravaganza - Chinese Olympic Gold Medallists 2004

隔世追兇
To Get Unstuck In Time





2004年度香港小姐競選決賽
Miss Hong Kong Pageant 2004

陀槍師姐
Armed Reaction IV





楚漢驕雄
The Conqueror's Story

目錄

公司資料

董事

邵逸夫爵士 G.B.M.（行政主席）
梁乃鵬博士 G.B.S., LL.D., J.P.（副行政主席）
方逸華（副主席）
費道宜（董事總經理）
周亦卿博士 G.B.S.
何定鈞
利陸雁群
利乾 *（亦是利榮森之替任董事）
利榮森 O.B.E.*
李達三博士 DSSc. (Hon.), J.P.*
羅仲炳
史習陶 *
利憲彬（利陸雁群之替任董事）

* *獨立非執行董事*

行政人員

何定鈞（董事及集團總經理）
陳禎祥（副董事總經理）
鄭善強（總經理－電視廣播業務）
陳志雲（總經理－電視廣播業務）

公司秘書

麥佑基

註冊辦事處

香港九龍將軍澳工業邨駿才街七十七號電視廣播城

核數師

羅兵咸永道會計師事務所

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心四十六樓

股東週年大會通告

本公司茲定於二〇〇五年五月二十五日(星期三)上午十一時假香港九龍尖沙咀東部九龍香格里拉酒店閣樓海景廳，召開股東週年大會，處理下列事項：

(1) 省覽截至二〇〇四年十二月三十一日止年度本公司之帳目、董事局及核數師報告書；

(2) 批准本年度末期股息；

(3) 選舉董事及釐定其酬金；

(4) 聘任核數師，並授權董事局釐定其酬金；及

(5) 作爲特別事項考慮並酌情通過下列決議案爲普通決議案：

(I) 動議：

(a) 在下文(c)段之規限下以及取代一切以往之授權，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力以配發、發行及處理本公司股本中之未發行股份，以及作出或授予可能需要行使該等權力之售股建議、協議、購股期權及其他權利，或發行證券；

(b) 上文(a)段之批准應授權本公司董事局於有關期間內作出或授予可能需要於有關期間結束後行使該等權力之售股建議、協議、購股期權及其他權利，以及發行證券；

(c) 本公司董事局依據上文(a)段之批准配發或同意有條件或無條件配發或發行(不論是否依據購股期權或以其他方式而配發或發行)之股本面值總額，惟不包括依據(i)供股；或(ii)根據本公司章程細則就代替本公司之普通股(於此及下文決議案(II)所定義之普通股，下稱「股份」)之全部或部份股息之以股代息或類似安排而配發之股份不得超過下述總額：

(i) 於本決議案通過當日本公司之已發行股本面值總額之10%；及

(ii) (若本公司董事局獲本公司股東於另一普通決議案所授權)於本決議案通過後，本公司所購回之本公司任何股本之面值(爲數最高相當於在本決議案通過當日本公司之已發行股本面值總額之10%)，

而上述批准亦應受此限制；及

(d) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司章程細則或任何其他適用法律規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日；及

「供股」指在本公司董事局所定之期間內向股東名冊內於指定記錄日期所載之股份持有人(及如適用時，有權獲配售本公司其他證券之持有人)按當時其持有該等股份(或如適用時其他證券)之比例，提出配售本公司股份或配售有權認購股份之認股權證、購股期權或其他證券，惟本公司董事局有權就零碎股份或因在香港以外任何地區之任何法律限制或責任，或任何認可監管機構或任何證券交易所之規定，作出其認爲必要或權宜之豁免或其他安排。

(II) 動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力於香港聯合交易所有限公司或經證券及期貨事務監察委員會及香港聯合交易所有限公司所認可之任何其他股份可能上市之證券交易所，購買股份；

(b) 本公司依據(a)段之批准於有關期間內可購買之股份面值總額不得超過於本決議案通過當日本公司之已發行股本面值總額之10%，而依據(a)段之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司章程細則或任何其他適用法律規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日。

(III) 動議授權本公司董事局就決議案(I)(c)(ii)段所述之本公司股本，行使該決議案(a)段所述之本公司權力。

承董事局命

麥佑基
公司秘書

香港，二〇〇五年三月二十三日

附註：

1. 凡有權參加大會及投票之股東均有權委派代表人出席及投票。該代表人毋須為本公司之股東。

2. 本公司由二〇〇五年五月四日至五月二十五日(包括首尾兩日)，暫停辦理股份過戶登記手續。

3. 決議案說明附註

每項決議案之目的簡單解釋如下：

決議案編號：	目的
(5)(I)	全面授權批准董事局發行新股。
(5)(II)	全面授權批准董事局購回已發行股份。
(5)(III)	將根據決議案(5)(I)所授之權力延伸至根據決議案(5)(II)授權所購回之股份。

主席報告書

二〇〇四年爲香港經濟及無綫電視復甦一年。我們於年內穩步發展，業績非常理想。

本人欣然宣佈，本集團的營業額由港幣3,311,000,000元升至港幣3,817,000,000元，升幅達15%。廣告收益較二〇〇三年上升16%至港幣2,007,000,000元，反映香港經濟於二〇〇四年復甦，並走出二〇〇三年區內因受非典型肺炎打擊以致經濟跌落谷底之影響，加上無綫電視繼續保持優勢，成功取得市場大部份廣告收益。因此，基於收益穩步增長及推行嚴格措施控制成本及間接費用，本年度純利由港幣441,000,000元上升63%至港幣719,000,000元。

董事將於二〇〇五年五月二十五日舉行之本公司股東週年大會建議派發末期股息每股港幣0.80元。連同於二〇〇四年九月三十日已派付之中期股息每股港幣0.20元，截至二〇〇四年十二月三十一日止年度派發之股息合共每股港幣1.00元，較去年每股港幣0.80元上升25%。

我們於台灣所經營頻道之表現繼續令人鼓舞。爲配合擴闊盈利基礎之長遠策略，我們欣然宣佈本集團已透過一項於二〇〇五年二月四日公佈之交易，把於聯意製作股份有限公司之股權由70%增至100%。該項交易已於二〇〇五年三月二十一日舉行之股東特別大會獲本公司股東批准。隨著本集團鞏固其於台灣有線電視市場之利益後，我們期望此充滿商機但競爭熾熱之市場將會帶來更大貢獻。

雖然網上盜版日益猖獗，影響我們部份影帶出租及銷售業務，但隨著用戶基礎持續擴大，我們的節目分銷業務在主要市場依然穩步發展。美國衛星頻道用戶亦有滿意增幅。至於歐洲及澳洲收費衛星電視業務方面，我們已着手改良傳送技術以杜絕盜看問題。

雖然我們於銀河衛星廣播有限公司(「銀河」)之合作夥伴Intelsat Hong Kong, LLC 於二〇〇四年十二月退出，我們仍然相信香港收費電視市場充滿商機，此乃由於銀河在提供迎合本地市場需要之電視節目方面具備競爭優勢，並且有能力隨著新收費電視營運商湧現之際去迎合觀衆收視習慣及口味的轉變。透過與和記環球電訊有限公司的合作計劃，銀河將可成功打入香港之IPTV市場，開拓SMATV以外之播送渠道。我們相信，此舉將令銀河的服務更吸引及更具競爭力。

於二〇〇四年，我們獲得在珠江三角洲粵語地區合法播放兩個香港免費電視頻道翡翠台及明珠台之權利。我們視此爲與珠江三角洲夥伴合作之第一步，並期望將來可繼續爲我們帶來互惠互利的商機。

最後，本人謹代表董事局感謝全體勤奮員工與公司攜手屢創佳績，期待未來可再創高峰。

邵逸夫
行政主席

香港，二〇〇五年三月二十三日

業務回顧

(a) 概覽

本集團截至二〇〇四年十二月三十一日止年度之營業額約港幣3,817,000,000元(二〇〇三年：港幣3,311,000,000元)，比去年上升15%。銷售成本約爲港幣1,842,000,000元(二〇〇三年：港幣1,692,000,000元)，比去年上升9%。本年度毛利約爲港幣1,975,000,000元(二〇〇三年：港幣1,619,000,000元)，毛利百分比爲52%(二〇〇三年：49%)。

銷售、分銷及播送成本約爲港幣450,000,000元(二〇〇三年：港幣443,000,000元)，比去年上升2%。總務及行政開支約爲港幣513,000,000元(二〇〇三年：港幣574,000,000元)，比去年下降11%，主要由於從清水灣舊基地遷往將軍澳電視廣播城後，租金及差餉減少所致。此項開支下降之影響已足以抵銷電視廣播城之額外折舊支出。本年度之融資成本爲港幣7,000,000元(二〇〇三年：港幣17,000,000元)，比去年減少59%，此乃由於已償還香港銀行借款所致。

應佔共同控制實體之虧損由港幣47,000,000元收窄至港幣6,000,000元。然而，本集團應佔聯營公司銀河衛星廣播有限公司之虧損由港幣16,000,000元增加至本年度港幣166,000,000元，代表於二〇〇四年二月十八日正式推出收費電視業務至二〇〇四年十二月三十一日期間應佔虧損。

整體而言，股東應佔溢利爲港幣719,000,000元，(二〇〇三年：港幣441,000,000元)比去年上升63%。每股盈利爲港幣1.64元(二〇〇三年：港幣1.01元)。

銷售成本包括節目、影片版權及盤存成本約爲港幣1,311,000,000元(二〇〇三年：港幣1,151,000,000元)。節目成本上升乃由於二〇〇四年八月轉播二〇〇四年雅典奧運之成本，以及增加劇集製作數量以供應香港及海外市場所致。

(b) 分部資料分析

免費電視廣播收益主要包括本地廣告收益，由港幣1,725,000,000元上升16%至港幣2,007,000,000元。銷售成本包括自行製作電視節目及影片版權之成本。本公司因嚴格控制銷售成本於預算範圍，因此邊際毛利較去年錄得單位數字增長。其他成本亦較二〇〇三年下降，因此本分部之經營溢利上升至港幣519,000,000元(二〇〇三年：港幣175,000,000元)。

節目發行及分銷收益由港幣653,000,000元上升至港幣679,000,000元，升幅爲4%。分銷成本與業務同步增加。如業務回顧所述，電視發行及節目分銷方面之增長大部份來自新加坡及中國內地等主要市場。此分部錄得經營溢利港幣375,000,000元(二〇〇三年：港幣363,000,000元)。

海外衛星收費電視業務包括美國TVB Satellite Platform(「TVBSP」)、澳洲TVB Australia(「TVBA」)及歐洲The Chinese Channel(「TCC」)，其收益由港幣231,000,000元略降7%至港幣214,000,000元。於二〇〇三年，本集團就與一家衛星公司所訂立有關轉發器租約之逆況合約作出撥備，而二〇〇四年並無需要作出此等撥備。本集團隨後於二〇〇四年撥回就此作出之超額撥備，因此令二〇〇四年之成本大幅下降。此分部錄得經營虧損港幣7,000,000元(二〇〇三年：經營虧損港幣97,000,000元)。我們預期此業務之盈利能力應會進一步改善。

頻道業務包括聯意製作股份有限公司(「聯意」)在台灣經營之TVBS，加上TVB8及星河兩個頻道以及向銀河提供節目頻道，其收益由港幣710,000,000元顯著上升30%至港幣922,000,000元。聯意、TVB8及星河收益均告上升，乃由於廣告收益增加及用戶基礎擴大所致。此分部錄得經營溢利港幣171,000,000元(二〇〇三年：港幣83,000,000元)。

(c) 業務回顧及前景

免費電視廣播

二〇〇四年三月之廣告量大增，銷售額較二〇〇三年上升逾25%，爲豐收一年揭開序幕，其後四月及五月之收益，增幅強勁，較二〇〇三年同期(受非典型肺炎打擊最嚴重之月份)增長逾50%。於七月至十月之夏季至秋季期間，收益較二〇〇三年增長逾20%。三月至十月之驕人表現推動本年度之收益增長至接近20%。

此理想業績超越我們預期，根據於二〇〇三年底及二〇〇四年初的預訂廣告數字顯示，我們估計今年的收益約有10%增長。若干主要類別廣告商之預算大幅提升，無疑爲廣告量急增之主要動力。流動電話網絡商恢復積極推廣策略，於二〇〇四年投放予本集團之廣告開銷增加超過一倍。隨著消費經濟大幅改善，銀行、金融機構及信用卡公司之廣告開銷一如預期大幅增長。在包裝消費品中，以護膚品的增幅最爲顯著，以收益計此類產品現爲本公司最大類別廣告商。

贊助收益之增長繼續超出二〇〇三年預期。我們認爲此業務於二〇〇五年及往後數年有進一步增長潛力。英文頻道明珠台之收益增長亦達到我們所訂逾30%之進取目標。明珠台於二〇〇三年及二〇〇四年均錄得高雙位數字之收益增長，足證我們已成功恢復廣告商對英文電視頻道之興趣。

坊間對二〇〇五年之經濟增長預測較一年前對二〇〇四年之預測爲低，因此我們對二〇〇五年之增長期望必定較二〇〇四年爲低，尤其是二〇〇三年之表現因受非典型肺炎拖累而趨於偏低。二〇〇五年之預訂廣告量較去年同期穩健增長，預示了二〇〇五年之增長前景美好。

無綫電視翡翠台及明珠台仍爲香港大多數觀眾之首選頻道。回顧期內，翡翠台之週日黃金時段平均整體收視百分比*佔免費中文頻道81%，明珠台之每週平均收視百分比則佔免費英文頻道74%。

* 黃金時段觀眾收視百分比指翡翠台晚上七時正至晚上十一時正之平均收視百分比，及明珠台晚上七時正至午夜之平均收視百分比。

翡翠台

翡翠台於二〇〇四年製作之劇集、大型綜藝表演及特備節目仍然傲視同儕。

連續劇「金枝慾孽」之情節及對白貼近現代辦公室政治，因此成爲全城熱門話題及傳媒焦點。「金枝慾孽」每集平均觀眾人數達2,100,000人，大結局更成爲電視業於年內之盛事，吸引接近3,000,000名觀眾收看。

翡翠台之劇集亦將創新的敍事手法及戲劇元素共冶一爐，令吸引力進一步提升。二〇〇四年度收視最高劇集「棟篤神探」將卡通化人物及喜劇元素注入警探劇集，每集吸引2,100,000名觀眾收看。「隔世追兇」描述一個穿梭父子兩代時空及恩怨關係之偵探故事，每集觀眾人數達2,000,000人。「爭分奪秒」爲部份於泰國取景之卧底警察故事，每集吸引1,700,000名觀眾收看。「天涯俠醫」爲描寫醫護人員在發展中國家救助病人之感人故事，部份劇情於肯亞實地拍攝，每集觀眾人數達1,800,000人。深受歡迎之處境喜劇「皆大歡喜」全年逢星期一至五每晚吸引1,900,000人收看。

至於大型綜藝表演及特備節目方面，收視最高之非劇集節目爲「萬千星輝賀台慶」，有2,300,000名觀眾收看。於奧運開幕典禮前夕舉行之「2004年度香港小姐競選決賽」吸引1,900,000名觀眾。由中國國家隊奧運獎牌得主與本地藝人攜手演出之「中國人的驕傲 — 奧運金牌精英大匯演」有2,200,000名觀眾收看。

由名人演出之綜合、音樂及娛樂節目一直是翡翠台之長青節目，例如輕鬆惹笑的名人遊戲節目「繼續無敵掌門人」每集平均吸引2,100,000名觀眾收看。追憶已故巨星梅艷芳風采之「不朽的舞台傳奇 — 梅艷芳」亦吸引1,900,000名觀眾收看。

無綫電視轉播之二〇〇四年雅典奧運於舉行兩週期間錄得理想收視，其中香港代表高禮澤及李靜於乒乓球男雙決賽奪取銀牌一戰更吸引1,700,000名觀眾收看。

翡翠台亦於年內製作創新題材及形式之劇集及非劇集節目。於星期日晚上播出之青春劇集「赤沙印記@四葉草.2」成功吸納年輕觀眾。十一月底推出之「香港直播」逢星期一至五上午及下午播出，爲討論城中時事及財經資訊之直播清談節目。

明珠台

大電影仍爲明珠台最受歡迎的節目。免費英文頻道頭100個最受歡迎的節目中，70個均屬明珠台電影。明珠特級猛片「盜墓迷城2」及年度鉅片「侏羅紀公園3」獲得最高收視，分別吸引768,000名及679,000名觀眾。

明珠台亦全面轉播二〇〇四年雅典奧運，其中於黃金時段直播比賽平均收視百分比佔免費英文頻道75%。

直播亞洲盃足球賽三場關鍵賽事是明珠台全年重點之一。中國對日本之亞洲盃足球賽決賽平均吸引一百萬名觀眾收看，刷新英文頻道體育節目之收視記錄，亦為二○○四年英文頻道之最高收視節目。

除備受推崇的劇集「24」及「仁心仁術」外，明珠台亦播放「拉斯維加斯」、「尋人密探組」及「大狀俏紅娘」等受歡迎劇集。由史提芬史匹堡執導的「天劫」、「史提芬京之紅玫凶宅」及「木馬屠城記」等迷你劇集亦深受好評。

生態記錄片如「雨林海陸空」、「動物之最」及「大貓日記」仍然受香港觀眾歡迎。眞人實錄節目如「飛黃騰達」、「全美超級模特兒新秀大賽」及「粉雄救兵」亦反應理想。

讚譽與獎項

無綫電視於二○○四年在時事及娛樂節目、製作與推廣方面之卓越表現繼續獲得國際嘉許。「明珠檔案：禽流風暴」於紐約電影電視節之健康/醫療事務組別榮膺金球獎。「六點半新聞報道：基本法二十三條」榮獲2004 RTNDA R. Murrow Award for Overall Excellence。「雷霆傘兵」之節目宣傳榮獲PROMAX 2004間場/推廣娛樂 — 一般節目類別之金獎。「全城投入電視廣播新里程」的邀請卡設計於BDA 2004獲頒邀請或賀卡組別金獎，而「娛樂大搜查」之佈景版設計則獲頒場景設計組別銀獎。於亞洲電視大獎中，「六點半新聞報道：立法會清場」榮獲最佳單一新聞故事/報道類別亞軍，而於第一屆「我寫北京 — 北京新聞獎」中，「六點半新聞報道：監獄新管理」及「六點半新聞報道：在北京追求理想的人」則勇奪優秀獎。

社區及公共服務

無綫電視繼續透過參與直播及外展社區服務，以及舉辦籌款節目及活動，對香港社會作出貢獻。

無綫電視合共為本地及國際多間向不同需要人士伸出援手的慈善團體籌得港幣131,360,000元。其中，一年一度的籌款盛事「歡樂滿東華2004」不單為1,500,000名觀眾提供娛樂，更為東華三院籌得港幣76,290,000元；「明愛暖萬心」吸引1,500,000名觀眾收看，為明愛醫院籌得港幣2,360,000元；「星光熠熠耀保良」吸引1,300,000名觀眾收看，為保良局籌得港幣4,000,000元。「慈善星輝仁濟夜」亦吸引1,300,000名觀眾收看，為仁濟醫院籌得港幣14,930,000元。台慶特備慈善活動「香港步步創高峰 — 決戰國金」爲跑往樓高八十八層之國際金融中心第二期天台之比賽，共吸引1,500,000名觀眾收看，並為香港公益金籌得港幣4,200,000元。

數碼地面電視

隨著政府於七月公佈在香港推行數碼地面電視的架構後，無綫電視於十二月三十一日向政府提交數碼地面電視節目服務之建議計劃及數碼地面電視網絡之技術建議。無綫電視將利用一半多頻網絡的數碼頻道以數碼方式同步播放翡翠台及明珠台，並於無綫電視獲分配之單頻網絡提供具備高解像電視等增強功能之新節目服務。數碼地面電視節目服務將於二○○七年內推出。位於將軍澳電視廣播城之數碼製作中心之升級計劃將包括分階段為錄影廠安裝用於製作高解像電視之設備。

節目發行及分銷

分銷及發行業務勢頭強勁，錄得單位數字之百分比增長。增長動力主要來自中國內地影帶銷售額增加，以及向新加坡及印尼電視頻道提供更多節目所帶動。

數碼影像光碟及網上盜版仍然嚴重威脅無綫電視之發行收益。點對點互聯網下載活動已於多個市場奪去無綫電視源自年輕觀眾之租碟收益。儘管如此，憑藉與收費電視營運商客戶共享較大用戶基礎，令發行業務收益有所上升，足已彌補上述範疇之收益跌幅。

我們於向新媒體供應內容（例如在亞洲特選市場透過寬頻或3G營運商供應隨選視像）方面亦取得進展，此項業務將於未來數年成為本公司之重要收益來源。

海外衛星收費電視業務

(a) 美國 TVB Satellite Platform（「TVBSP」）

美國方面，DirecTV Jadeworld頻道套餐的用戶基數錄得雙位數字之理想增長。隨著中國內地「長城」頻道套餐於二〇〇四年十月進軍市場，普通話節目之競爭漸趨白熱化。

TVBSP正與DirecTV緊密合作，加強Jadeworld頻道套餐的內容，務求有效應付美國華語收費電視業務所出現之變化。

(b) 澳洲 TVB Australia（「TVBA」）

澳洲方面，Jadeworld平台之用戶基數錄得雙位數字之理想增長。TVBA於二〇〇四年八月加入湖南衛視的節目，進一步增強其普通話節目內容。

自二〇〇四年初推行嚴格成本控制措施以來，業績已較去年大有改善。

(c) 歐洲 The Chinese Channel（「TCC」）

雖然市況呆滯，TCC自二〇〇四年八月起透過衛星播送更佳質素的節目，令用戶基數獲得單位數字溫和增長。TCC之廣告收益增長迅速，反映已奠定本身作為有效廣告媒體之地位。

TCC將會於二〇〇五年修訂訂購優惠，務求提升盈利能力及降低用戶流失率。

頻道業務

(a) 台灣

儘管二〇〇四年台灣經濟仍然停滯不前，TVBS主要透過廣告增長及成本控制，仍能比已錄有盈利之二〇〇三年有所增長。

台灣行政院新聞局局長於二〇〇四年尾宣佈，政府支持免費電視台及台灣電訊局加入有線電視市場競爭，並表明政府將會收緊對有線電視之監管。營運商在面對更大競爭之餘，於節目內容及市場推廣方面亦需更小心謹慎。儘管如此，TVBS計劃提升節目及製作質素，同時加緊控制成本，進一步改善於台灣之盈利能力。

(b) TVB8及星河頻道

訂購收益有所增加，增幅主要源自授權香港銀河及馬來西亞Astro播放TVB8及星河頻道。Astro經已解決盜版解碼器之問題，用戶人數因而得以上升。源自馬來西亞之廣告銷售額及佣金收入仍然強勁。憑藉大型分銷活動，星河頻道在中國內地之訂購收入大幅增長。

二〇〇五年，電視廣播國際將會制定市場推廣計劃，集中向馬來西亞華語用戶推廣TVB8及星河頻道。於中國內地方面，我們將會繼續加強分銷網絡。此外，星河頻道之覆蓋將延伸至新加坡、越南、泰國及美國，期望能夠締造可觀訂戶收益。

(c) 香港收費電視

無綫電視於年內為銀河經營之收費電視平台提供TVBN、TVBE、TVBQ、TVB8及星河五個頻道。

其他業務

(a) 翡翠動畫

由於深圳之製作成本超逾印度及菲律賓等大多數亞洲國家，故翡翠動畫現正縮減其製作業務。

(b) 互聯網業務

踏入第二個年頭，TVB.COM之廣告收入取得雙位數字之可觀增長。有關增長主要歸功於無綫電視節目贊助費用增加（TVB.COM就此向贊助商提供設立小型網站之增值服務），以及廣告商對互聯網宣傳之形式興趣日增。

寬頻收入因新用戶增長放緩而有所減少，惟此情況已由3G內容收入由偏低水平大幅飆升所抵銷。由於所有主要3G網絡牌照持有人將於二〇〇五年內推出服務，故3G裝置內容銷售收入於二〇〇五年勢必顯著增長。

整體而言，收益上升5%，而削減寬頻頻譜及租金成本以及折舊開支減少亦帶動溢利增長逾30%。

二〇〇四年內推行大量計劃，預期有關計劃不會於二〇〇五年內產生大額收益，惟可望往後達致理想增長。此等計劃包括推出「無綫互動GIV」，讓無綫電視節目之觀眾可透過流動電話，發出短訊，參加遊戲(「g」)、索取資訊(「i」)及投票或以音訊提供意見(「v」)。另以受歡迎之無綫電視劇集為主題，於流動網絡推出簡單Java遊戲。最後更於中國內地三大入門網站之一的搜狐網站試推提供無綫電視綜合及資訊娛樂節目之按次收費服務。

(c) **雜誌出版**

本年度對雜誌出版商維持銷量收益方面困難重重。我們相信，由於香港整體雜誌銷售下跌，歸因於讀者可於互聯網上瀏覽相同或相若之內容所致。幸而，銷量收益之減少已大致由廣告收益及隨書附送贈品之收益增加所抵銷，故年內總收益之減幅輕微。

儘管收益微減，然而，員工開支及印刷成本之減省有助我們取得可觀溢利增長。

我們於二〇〇三年十一月開始在中國內地出版雜誌，已營運一整年，且有明顯跡象顯示需求正不斷增加。

(d) **國內合營企業**

二〇〇四年為國內電視媒體業發展活躍的一年，經濟一片向好帶動下，更錄得凌厲增長。政府政策明顯放寬，減輕了私人實體進軍市場之障礙。我們的合營企業乘此利好趨勢大受裨益。

我們的合營企業於二〇〇四年錄得雙倍之驕人收益增長。憑藉策略夥伴之鼎力支持，我們於年內推出多套家傳戶曉的電視劇集以及多個回報甚高的廣告模式。所有業務範疇均保持強勁勢頭。

我們最近製作以中國四十至八十年代為歷史背景之32集電視劇「歷史的天空」獲得高度評價，且獲覆蓋全國之上海文化廣播影視集團唯一衛星電視頻道上海東方衛視頒發二〇〇四年第四名最高收視電視劇大獎。我們計劃以我們覆蓋中國境內外發展完善的交匯平台為基礎，於二〇〇五年進一步增加高質素華語劇集之製作量。

我們的資訊娛樂節目於浙江省繼續深受歡迎，該節目於區內各大城市均錄得高收視乃有力佐證。我們亦正與國內各大頻道就新聯播時區展開商討。此奏效的商業模式，加上我們專業的廣告隊伍，致使我們的合營企業於中國內地發展蓬勃的廣告市場直接抓緊商機。

連同即將推出之寬頻內容服務，我們對新媒體業務非常樂觀，相信定能於短期內為本公司帶來增值收入貢獻。

(e) **Galaxy Satellite TV Holdings**

Galaxy Satellite TV Holdings Limited(「GSTV」)之業務已於二〇〇四年二月十八日啓動。GSTV為合營公司，由Intelsat及無綫電視分別擁有51%及49%股權。收費電視服務透過衛星利用現有SMATV及CABD網絡傳送至個別住戶之解碼器。於二〇〇四年底，銀河已於香港接通超過600,000個家庭。該項服務全日二十四小時播放，為觀眾提供逾三十個頻道選擇，其中包括高質素本地節目以及品牌內容，例如BBC World、CNBC Asia、Bloomberg、HBO、Cinemax、Cartoon Network、Eurosportnews、CCTV、MATV Movies及Celestial Movies。銀河將於二〇〇五年加入更多世界級的節目內容以供選擇。

無綫電視目前為銀河提供五個獨家頻道，其中24小時新聞頻道TVBN、劇集及娛樂頻道TVBE與日間及晚間分別為兒童及家庭頻道之TVBQ均專為本地收費電視市場度身製作，並以廣東話播放；而一般娛樂頻道TVB8及劇集頻道星河則要兼營國內及海外市場，並以普通話播放。

於二〇〇四年九月，基於Intelsat進行公司重組，該公司決定終止其於GSTV之51%參與權，並於二〇〇四年十二月二十八日向無綫電視轉讓其於合營公司之全部股權，使無綫電視成爲GSTV唯一股東。在政府所授出收費電視牌照之規限下，無綫電視不得持有GSTV全部投票權50%或以上。因此，無綫電視已向政府申請並獲政府授出暫時容許無綫電視持有GSTV全部股權之豁免，爲期一年，以便物色新股東。

由其正式啓播至這本報告日期止，銀河於有限廣告的情況下，仍可取得逾26,000名用戶之用戶基礎。

於二〇〇五年一月，銀河與和記環球電訊有限公司(「和記環球電訊」)簽訂協議，以透過和記環球電訊於香港之寬頻網絡，提供銀河之收費電視服務。新協議將提高該兩家公司於向客戶提供創新資訊娛樂服務方面之競爭優勢。預期新服務將於二〇〇五年第二季推出。連同和記環球電訊之傳送網絡，銀河之目標爲於二〇〇五年年底前可接通2,000,000個家庭。該兩家公司將爲客戶提供集銀河收費電視服務及和記環球電訊寬頻服務於一身之配套服務組合。

財務回顧

(a) 於附屬公司及聯營公司之投資

於二〇〇四年九月十六日，本公司與Intelsat (Bermuda) Limited、Intelsat Hong Kong LLC (「Intelsat」)、TVB Satellite TV Holdings Limited (「TVB Satellite」)、銀河衛星廣播有限公司(「銀河」)及Galaxy Satellite TV Holdings Limited(「GSTV」)訂立契據，據此，Intelsat無條件同意免費轉讓其於GSTV持有542,000,000股每股面值港幣1.00元之股份(「轉讓股份」)予TVB Satellite或其代理人。轉讓股份事項於二〇〇四年十二月完成後，GSTV及銀河成爲本公司之全資附屬公司。有鑑於此，本公司已向政府作出豁免申請，豁免本公司於二〇〇四年十二月二十八日起計十二個月期間內遵行其牌照所載規定(有關規定禁止本公司持有或實益擁有GSTV總投票控制權50%或以上)，使本公司有充裕時間尋找新的投資者認購所轉讓之股份。

於二〇〇五年二月四日，本公司一家全資附屬公司與漢德投資股份有限公司訂立有條件買賣協議，以購買聯意製作股份有限公司(「聯意」)已發行股本之30%，現金代價爲新台幣900,000,000元(約港幣220,500,000元)，惟須受協議條款及條件規限，其中包括經股東於二〇〇五年三月二十一日舉行之股東特別大會(「股東特別大會」)批准有關交易。於股東特別大會，有關交易已獲股東正式批准。因此，本集團於聯意之股權由70%增至100%。

除上述申報者外，年內及直至本報告日期止，概無其他重大收購或出售附屬公司及聯營公司之事項。

(b) 資本資產、流動資金及債務

新電視廣播城項目已告完成，所有就此產生之資本支出已於本年度帳目反映。於二〇〇四年十二月三十一日，本集團固定資產爲港幣2,243,000,000元，較去年年底減少港幣122,000,000元，此乃由於年內固定資產之折舊支出比資本開支爲多所致。

本集團於二〇〇四年十二月三十一日之現金及銀行結餘爲港幣536,000,000元。約34%現金結餘存於海外附屬公司供其日常營運所需。爲撥付目前營運資金需要，本集團已安排充裕之銀行融資。本集團持有之現金及現金等價物主要爲港幣、美元及新台幣。

應收帳款較去年年底增加3%，反映年底之本地廣告帳單數目較多。本集團已就呆壞帳作出充裕撥備。應付帳款較去年增加42%，此乃由於計入有關認購GSTV未繳股款股份之款項港幣189,000,000元所致。

本集團於二〇〇四年十二月三十一日錄得的資本與負債比率爲2%(二〇〇三年：19%)。資本與負債比率乃以總債務港幣61,000,000元(二〇〇三年：港幣618,000,000元)除股東權益港幣3,671,000,000元(二〇〇三年：港幣3,295,000,000元)計算。此項減幅主要是由於在二〇〇四年十二月三十一日前除一些外幣銀行貸款外已償還所有港幣銀行貸款所致。

- 債務包括短期、長期銀行貸款及銀行透支組成，用於在台灣購置物業、設備及錄影廠設施。合共港幣58,000,000元(二〇〇三年：港幣85,000,000元)之貸款乃以附屬公司的資產作抵押。

- 所有債項均須按銀行最優惠借貸利率加已協定百分比計算的浮動息率計息。

- 於二〇〇四年十二月三十一日，該等債務的到期詳情如下：於一年內：港幣12,000,000元(佔20%)；第二年：港幣6,000,000元(佔10%)；第三至第五年：港幣19,000,000元(佔31%)；及五年後：港幣24,000,000元(佔39%)。

- 該等債務的貨幣單位主要由新台幣(佔89%)、英鎊(佔4%)及美元(佔7%)所組成。

- 本集團於年內並無已承諾的借貸融資。

本集團之資本承擔(不包括本集團分擔共同控制實體之資本承擔)減少18%至港幣199,000,000元(二〇〇三年：港幣243,000,000元)。

(c) 或有負債

就銀行融資向銀行提供的擔保為港幣8,800,000元(二〇〇三年：港幣1,100,000元)。

(d) 匯率波動與相關對沖活動的風險

於二〇〇四年十二月三十一日，本集團與銀行訂立若干外幣匯率之沽售合約，以對沖來自海外客戶之貿易票據波動，該等合約之金額為港幣5,800,000元。此等沽售合約約值港幣500,000元之潛在損失並未在帳目內確認。

人力資源

於二〇〇四年十二月三十一日，本集團共有4,843名(二〇〇三年：5,242名)全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。其中約28%僱員受聘於海外附屬公司，並按照當地情況及法規收取適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪，而營業僱員則視乎是否達到銷售目標支薪，其薪酬包括薪金及銷售佣金。非營業僱員則按月薪支薪。合資格的非營業僱員於二〇〇四年已酌情獲發相等於其年薪二十四份之一的花紅。

本集團於年內並無採納任何購股權計劃。除為僱員自動報讀之培訓課程提供資助外，本集團向有主辦或與各職業訓練學院合辦一些與專門技能、工業安全、管理技巧及其他與工作有關之研究班、課程及實習班。

董事局報告書

董事局同寅謹將截至二〇〇四年十二月三十一日止年度報告書連同已審核之帳目呈覽。

主要業務及地區之營運分析

本公司之主要業務為免費電視廣播、節目製作及與廣播有關之其他業務。附屬公司之主要業務則列於帳目附註39。

本年度按業務及地區分類之集團業績表現分析列於帳目附註2。

業績、溢利分配及儲備

本集團本年度之業績列於第101頁之綜合損益帳內。

本集團及本公司在本年度之儲備變動列於第129至第131頁之帳目附註28。

本公司根據香港公司條例第79B條計算，於二〇〇四年十二月三十一日可供分派之儲備為港幣2,618,142,000元(2003：港幣2,320,033,000元)。

股息

本公司已於二〇〇四年九月三十日派發中期股息，每股港幣0.20元，合共港幣87,600,000元。董事局現建議派發截至二〇〇四年十二月三十一日止年度之末期股息，每股港幣0.80元予於二〇〇五年五月二十五日名列股東名冊上之股東。

捐款

本集團本年度作出之慈善及其他捐款合共港幣72,000元。

固定資產

本集團之固定資產變動詳情列於帳目附註13。

股本

本公司之股本變動詳情列於帳目附註27。

五年財政回顧

本集團上五個財政年度之業績及資產負債摘要列於第99頁內。

董事及高層管理人員

下列者為本年度及於本報告日期在任之董事及行政人員。

邵逸夫爵士 G.B.M.（行政主席）
現年九十七歲，為邵氏集團總裁，在娛樂及電影業均有鉅額投資。透過邵氏集團，邵爵士擁有本公司股本的主要權益。邵爵士為本公司成立時首屆董事局成員之一，並於一九八〇年出任主席。邵爵士是本公司副主席方逸華女士之丈夫。

梁乃鵬博士 G.B.S., LL.D., J.P.（副行政主席）
現年六十四歲，彼於二〇〇三年九月獲委任為本公司董事，同時兼任副行政主席一職。彼現為九龍巴士控股有限公司副主席及永隆銀行董事。梁先生積極參與公共事務三十年，並於一九九七年至二〇〇二年期間出任廣播事務管理局主席。現任民眾安全服務處處長及香港城市大學副校監。

方逸華（副主席）
現年七十歲，自一九八八年起即為本公司董事，及後於二〇〇〇年十月二十五日獲委任為本公司副主席。方女士是邵氏兄弟(香港)有限公司副主席兼執行董事及邵氏集團主席兼執行董事。彼亦為邵氏基金(香港)有限公司主席、邵逸夫獎基金會有限公司主席、邵逸夫慈善信託基金主席及香港中文大學逸夫書院校董會成員。方女士是本公司行政主席邵逸夫爵士之夫人。

費道宜（董事總經理）
現年五十五歲，於一九八七年獲委任爲本公司董事，並於一九九五年九月出任董事總經理，彼亦是邵氏集團之行政董事。

周亦卿博士 G.B.S.
現年六十九歲，於二〇〇〇年獲委任爲本公司董事。彼爲其士集團之創辦人及現任主席。該集團擁有兩間於香港聯合交易所上市的公司，包括：其士國際集團有限公司及其士科技控股有限公司。彼亦爲邵氏兄弟(香港)有限公司及萬順昌集團有限公司非執行董事。彼獲委任爲巴林王國駐香港名譽領事及上海市政協常務委員。

何定鈞
現年六十歲，於一九六八年加入本公司爲助理會計主任。彼於一九九五年十一月獲委任爲總經理 — 電視廣播業務，於二〇〇二年四月獲晉陞爲集團總經理，更於二〇〇三年六月兼獲委任爲董事。

利陸雁群
現年八十一歲，爲本公司創辦人利孝和先生之遺孀。利夫人於一九八一年成爲本公司董事。彼致力於本港慈善機構香港明愛中心之福利事業。

利乾（獨立非執行董事，亦是利榮森之替任董事）
現年五十一歲，爲私人投資者。彼亦是希慎興業有限公司及太古股份有限公司董事。彼由一九九五年七月已擔任其父親利榮森先生之替任董事。彼於二〇〇五年三月獲委任爲董事。

利榮森 O.B.E.（獨立非執行董事）
現年八十九歲，爲本公司成立時首屆董事局成員之一。彼爲利園國際控股有限公司及上海商業銀行有限公司董事。

李達三博士 DSSc.(Hon.), J.P.（獨立非執行董事）
現年八十四歲，爲聲寶 — 樂聲(香港)有限公司主席，該公司在香港及中國銷售「聲寶牌」產品。李博士亦爲新加坡、澳洲及紐西蘭多間酒店業務之主席。彼於一九九五年獲委任爲本公司董事。

羅仲炳
現年六十八歲，一九六六年加入本公司爲項目工程師，並由一九七八年至一九八〇年期間出任總經理。彼於一九七七年獲委任爲董事。彼亦是金山工業(集團)有限公司董事。

史習陶（獨立非執行董事）
現年六十四歲，於二〇〇三年六月獲委任爲本公司董事。彼爲英格蘭及威爾斯特許會計師公會及香港會計師公會之資深會員，曾爲一間國際會計師事務所之合夥人並於該事務所執業逾20年。除身爲多家香港上市公司之非執行董事外，彼亦是中國人民政治協商會議上海市委員會之委員。

利憲彬（利陸雁群之替任董事）
現年四十七歲，爲希慎興業有限公司及希慎置業有限公司董事，亦是澳洲上市公司 — Beyond International Limited 的董事及主要股東。彼於二〇〇二年九月獲委任爲利夫人之替任董事。彼爲利夫人的兒子。

陳禎祥
現年五十二歲，於一九七五年加入無綫電視之營業部。彼於一九八二年至一九八九年年間出任市場及營業部總監一職。於二〇〇四年十一月重返無綫電視出任副董事總經理之前，彼之事業亦很成功，除了是一位出色的企業家外，同時亦身爲多間著名媒介、電訊及科技公司的董事。

鄭善強
現年四十八歲，在一九八九年加入無綫電視爲市場及營業部總監。彼對廣告行業極有經驗，專長於媒介策劃、購買及調查。彼於一九九五年十一月獲晉陞爲助理總經理 — 電視廣播業務及於二〇〇四年四月獲晉陞爲總經理 — 電視廣播業務。

陳志雲

現年四十六歲，在一九九四年加入無綫電視爲節目部總監，其後於一九九六年更兼任外事部總監一職。彼於二〇〇二年四月獲晉陞爲助理總經理 — 電視廣播業務及於二〇〇四年四月獲晉陞爲總經理 — 電視廣播業務。

董事

利乾先生於二〇〇五年三月十七日獲委任爲董事。依照本公司章程細則第109條之規定，利先生之任期至股東週年大會舉行之日屆滿，惟願膺選連任。

依照本公司章程細則第114(A)條之規定，費道宜先生需從董事局輪值告退，惟願膺選連任。

依照本公司章程細則第114(A)條之規定，周亦卿博士需從董事局輪值告退，惟願膺選連任。

依照本公司章程細則第114(A)條之規定，利榮森先生需從董事局輪值告退，惟不願膺選連任。

董事利益

本公司各董事概無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。董事於年內並未獲授本公司任何購股權。

本公司與邵氏兄弟(香港)有限公司有協議，向其租用香港九龍清水灣道邵氏大樓之若干物業。本公司行政主席邵逸夫爵士亦是邵氏兄弟(香港)有限公司之行政主席，而邵氏兄弟(香港)有限公司股本之主要法團權益是由邵爵士所擁有。本公司副主席方逸華女士是邵氏兄弟(香港)有限公司副主席兼執行董事。

除上文所述外，本年度內或年結時，本公司或其附屬公司概無簽訂任何有關本公司之業務而本公司董事直接或間接擁有重大權益之重要合約。

於二〇〇四年十二月三十一日，根據證券及期貨條例第352條所規定必須存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣0.05元的普通股數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本百分比(%)
邵逸夫爵士	–	1,146,000#	141,174,828* (a)	142,320,828	32.49%
利陸雁群	602,144	–	16,701,000 (b)	17,303,144	3.95%
利榮森	1,262,415	–	–	1,262,415	0.28%
方逸華	1,146,000#	–	–	1,146,000	0.26%
利乾	600,000	–	–	600,000	0.14%
李達三博士	–	–	300,000 (c)	300,000	0.07%
費道宜	100,000	–	–	100,000	0.02%
周亦卿博士	100,000	–	–	100,000	0.02%

附註： 上述註有#人士的股權重複及上述註有*人士與下文「主要股東」註有*人士的股權重複。

(a) 該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc. 持有3,162,000股股份及Bonus Inc.持有1,581,000股股份。此等公司之董事(祇限於就本段所述之股份而言)慣於按照利陸雁群女士之指令行事。

(c) 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部權本權益。

上文所述之全部權益皆屬好倉。本公司或其附屬公司並無向董事或行政總裁或彼等的配偶或未滿十八歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權益。

除上述者外，於二〇〇四年十二月三十一日，本公司董事或行政總裁概無根據證券及期貨條例持有或視為或當作持有本公司或其任何相聯法團(定義見證券及期貨條例)的股份或相關股份或債券的權益或淡倉。

主要股東

於二〇〇四年十二月三十一日，根據證券及期貨條例第336條須存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益(全部屬於實益權益)。該等權益乃就董事及行政總裁於上文經已披露以外的權益。

	每股面值港幣0.05元的普通股數目	佔已發行股本百分比(%)
邵氏兄弟(香港)有限公司	113,888,628*	26.00%
OppenheimerFunds, Inc.	34,298,600 (i)	7.81%
邵氏基金(香港)有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 (ii)	6.02%
State Street Corporation	21,956,534 (iii)	5.01%

附註： 上述註有*人士與上文「董事利益」註有*人士的股權重複。

(i) 該等權益乃以OppenheimerFunds,Inc.客戶的投資顧問身份持有。

(ii) 該等權益乃以投資經理的身份持有。

(iii) 該等權益由State Street Bank & Trust Company持有，而State Street Corporation持有其全部股本權益。

上文所述之全部權益皆屬好倉。除上述股份外，於二〇〇四年十二月三十一日，根據證券及期貨條例第336條須存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

關連交易

1) 以下交易是在上市規則第十四章於二〇〇四年三月三十一日修訂前有效時進行的，故構成本公司須予披露之持續關連交易，同時，本公司已就此等交易獲香港聯合交易所有限公司(「聯交所」)授予有條件之豁免：

a) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與本公司之主要股東—邵氏兄弟(香港)有限公司(「邵氏」)分別訂立兩項租賃協議，據此，邵氏向本公司出租其位於香港九龍清水灣道二百二十號地段邵氏大樓若干辦公室及泊車位。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於二〇〇四年內已付邵氏之租金為港幣17,732,000元。

b) 於二〇〇二年五月二十一日，本公司一全資附屬公司 — 電視廣播(國際)有限公司(「電視廣播(國際)」)與本公司三家非全資附屬公司主要股東之聯繫人士 — MEASAT Broadcast Network Systems Sdn.Bhd.(「MBNS」)訂立交易備忘錄，據此，電視廣播(國際)會由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間提供電視節目予MBNS擁有及經營之頻道於馬來西亞及汶萊作獨家播放。於二〇〇四年三月十二日，訂約方訂立正式合約以列明交易備忘錄所提有關此安排之條款。電視廣播(國際)於二〇〇四年內之累算收入為港幣66,153,000元(馬幣32,142,000元)。

c) 於二〇〇二年六月二十五日，電視廣播(國際)以本公司一非全資附屬公司 — 聯意製作股份有限公司(「聯意」)之代理身分與MBNS訂立交易備忘錄，授權MBNS由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間，可透過由MBNS及其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。於二〇〇四年三月十二日，訂約方訂立正式合約以列明交易備忘錄所提有關此安排之條款。聯意於二〇〇四年內之累算收入為港幣16,892,000元(馬幣1,790,000元及美金1,695,000元)。

d) 於二○○二年六月二十六日，本公司一全資附屬公司 — TVB Satellite TV Entertainment Limited (「TVBSE」)與MBNS訂立交易備忘錄，內容有關由二○○二年四月十六日起至二○○四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務獨家播放該等頻道。於二○○四年三月十二日，訂約方訂立正式合約以列明交易備忘錄所提有關此安排之條款。TVBSE於二○○四年內之累算收入爲港幣21,444,000元(馬幣7,292,000元 及美金826,000元)。

e) 於二○○二年七月八日，MBNS委任TVBSE爲其廣告代理，負責由二○○二年四月十六日起至二○○四年九月三十日止期間爲MBNS在馬來西亞及汶萊經營之若干頻道銷售廣告及贊助。TVBSE於二○○四年內之累算收入爲港幣21,746,000元(馬幣10,566,000元)。

f) 於二○○三年九月十九日，電視廣播(國際)與本公司三家非全資附屬公司主要股東之關連人士 — ASTRO Entertainment Networks Ltd. (「AENL」)訂立特許協議，據此，電視廣播(國際)會授予AENL若干節目的特許權，特許AENL可在印尼之免費電視台獨家播映，爲期兩年，由二○○四年一月一日或AENL 可於二○○四年一月一日前取得在印尼免費電視台播放節目之日生效，以較早日期爲準。電視廣播(國際)於二○○四年內之累算收入爲港幣6,232,000元(美金800,000元)。

2) 以下交易構成本公司須予披露之持續關連交易，並須符合上市規則第十四A章(由二○○四年三月三十一日開始生效)之規定：

a) 由二○○○年十月二十八日起，聯意已爲其主要股東年代網際事業股份有限公司(「年代」)在台灣提供衛星設備及技術服務及年代已爲聯意在台灣提供中繼頻道衛星節目信號服務。於二○○四年三月三十日，訂約方訂立新協議把上述服務按相同條款及條件續期一年，由二○○四年一月一日起生效。根據新協議，年代應付聯意之月費爲港幣669,000元(新台幣3,000,000元)，而聯意應付年代之月費爲港幣334,000元(新台幣1,500,000元)。此新協議之所有應付金額已包括5%銷售稅。於二○○五年三月一日，訂約方把協議按相同條款及條件再續期一年，由二○○五年一月一日起生效。聯意於二○○四年內收取年代之費用爲港幣7,719,000元(新台幣34,286,000元)，而聯意於二○○四年內付予年代之費用則爲港幣3,859,000元(新台幣17,143,000元)。

b) 於一九九九年四月十六日，電視廣播(國際)同意分租部份衛星轉發器容量予年代。此分租協議其後爲二○○○年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二○○○年一月一日開始至二○○六年三月三十一日終止。於二○○一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二○○一年三月一日起把電視廣播(國際)分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播(國際)於二○○四年內收取年代之費用爲港幣5,161,000元(美金663,000元)。

本公司所有獨立非執行董事已審閱上述有關 1(a)至(f)段及2(a)至(b)段之交易和確認上述交易乃本公司在(i)一般及日常業務過程中訂立；(ii)按一般商業條款或參考性質類似及由同類機構訂立之交易條款進行，(iii)根據有關協議及對股東而言屬公平及合理之條款進行，及 1(a)至(f)段所述的每一項交易於二○○四年內之累算金額並未超出聯交所爲每一項交易發出有條件豁免所訂下之金額上限。

本公司之核數師亦已審閱上述1(a)至(f)段及2(a) 至(b)段之交易並致函董事局確定以下幾點：

(i) 有關交易已取得本公司董事局之允許；
(ii) 有關交易已遵照本公司於有關協議及文件上列明之定價政策；
(iii) 有關交易已根據有關協議之條款訂立；及
(iv) 1(a)至(f)段所述每項交易之金額並未超出其上限。

3) 於二○○四年三月十一日，本公司一全資附屬公司 — TVB (Australia) Pty. Ltd. (「TVBA」)與本公司三家非全資附屬公司主要股東之聯繫人士 — Celestial Television Networks Ltd. (「CTNL」)訂立協議，據此，TVBA獲播放Celestial Movies頻道之特許權，爲期一年，由二○○四年三月十五日起生效，同時，訂約方均有權選擇再把協議延長兩年。根據協議，TVBA同意繳付按Celestial Movies頻道用戶人數(包括住宅及商業用戶)或包括Celestial Movies頻道之電視頻道組合用戶人數，乘以固定費用單位計算之特許權月費予CTNL，TVBA於二○○四年內已付CTNL之特許權費用爲港幣2,129,000元(澳幣369,000元)。

4) 於二〇〇三年三月二十日，聯意已獲台灣一銀行批出一筆新台幣1,050,000,000元之銀行融資。為了該筆新銀行融資得以順利簽發，本公司為此須與香港一家銀行訂下安排，按當時其投資於聯意之股權比例簽發一張金額達港幣167,892,000元(新台幣735,000,000元)之不可撤回備用信用證，有效期為自簽發日期起計一年。該銀行融資已於二〇〇四年四月二十七日續期，據此，該銀行融資已一拆為二，一筆為新台幣265,000,000元之長期銀行貸款，而另一筆為新台幣785,000,000元之短期銀行貸款。長期銀行貸款是以聯意之部份固定資產作抵押的，至於短期銀行貸款方面，本公司與香港一家銀行已訂下安排，按當時其投資於聯意之股權比例簽發一張金額達港幣128,308,000元(新台幣549,500,000元)之不可撤回備用信用證，作為該短期銀行貸款之抵押品，有效期為自簽發日期起計一年。於年結日時，聯意並無動用該短期銀行貸款之銀行融資。

5) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。根據年代於二〇〇三年成功競投之台灣政府媒體銷售計劃，有關政府廣告將於二〇〇四年播放或刊登，年代須在聯意營運之有線電視頻道播放廣告，並於聯意獲委任為廣告代理人之雜誌刊登廣告，以符合台灣政府就有關媒體銷售計劃所訂要求。扣除佣金、花紅及回扣後，聯意於二〇〇四年內收取年代之數額為港幣9,548,000元(新台幣42,413,000元)。

6) 於二〇〇四年十二月二十三日，本公司一非全資附屬公司 — 藝術有限公司(「藝術」)與本公司三家非全資附屬公司主要股東之聯繫人士 — Celestial Productions Limited(「Celestial」)訂立買賣協議，據此，藝術同意向Celestial出售透過各種傳送技術於世界各地(中國內地除外)之收費電視頻道永久發行一部華語音樂電影(「該電影」)之權利，並自二〇〇五年八月一日或訂約方可能協定之該等其他日期(惟不得遲於該電影完成之日)生效。該電影是由藝術特約製作及注資並由獨立第三方製作。藝術於二〇〇四年內並無任何累算收入。

7) 於二〇〇五年二月四日，本公司一全資附屬公司 — 東方彩視投資股份有限公司(「東方彩視」)與本公司一非全資附屬公司之主要股東 — 漢德投資股份有限公司(「漢德」)訂立有條件買賣協議，據此，東方彩視同意購買，而漢德同意出售聯意已發行股本之30%，現金代價為新台幣900,000,000元(約港幣220,500,000元)，惟須受協議條款及條件規限。買賣股份之完成及據此擬進行之交易，須經本公司股東批准後方可作實。有關交易已於二〇〇五年三月二十一日舉行之股東特別大會上獲股東批准。

8) 根據上市規則第十四A章二十七條之規定，以下交易構成本公司須予披露之持續關連交易，並須本公司累積計算，及於二〇〇五年五月二十五日緊接股東週年大會舉行之股東特別大會上得到股東的批准方為有效：

   a) 於二〇〇四年九月三十日，電視廣播(國際)與MBNS訂立協議，據此，電視廣播(國際)會由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間，提供電視節目予MBNS擁有及經營之頻道於馬來西亞及汶萊作獨家播放。於二〇〇四年十月十四日及二〇〇五年二月十四日，訂約方為協議另外訂立補充協議以說明計算保證頻道用戶增長之基本月份及分別增加電視廣播(國際)就分佔酒店及商業用戶收益之份額。電視廣播(國際)於二〇〇四年內之累算收入為港幣16,705,000元(馬幣8,116,000元)。

   b) 於二〇〇四年九月三十日，電視廣播(國際)以聯意之代理身分與MBNS訂立協議，據此，電視廣播(國際)會由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間，提供一條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務作獨家播放。於二〇〇四年十月十四日及二〇〇五年二月十四日，訂約方為協議另外訂立補充協議以說明計算保證頻道用戶增長之基本月份及分別增加電視廣播(國際)就分佔酒店及商業用戶收益之份額。聯意於二〇〇四年內之累算收入為港幣7,002,000元(馬幣3,402,000元)。

   c) 於二〇〇四年九月三十日，TVBSE與MBNS訂立協議，據此，TVBSE會由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務作獨家播放。於二〇〇五年二月十四日，訂約方為協議另外訂立補充協議以增加TVBSE就分佔酒店及商業用戶收益之份額。TVBSE於二〇〇四年內之累算收入為港幣7,997,000元(馬幣3,886,000元)。

   d) 於二〇〇四年九月三十日，MBNS與TVBSE訂立協議，據此，MBNS委任TVBSE為其廣告代理，負責由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間為MBNS在馬來西亞及汶萊經營之若干頻道銷售廣告及贊助。TVBSE於二〇〇四年內之累算收入為港幣8,569,000元(馬幣4,163,000元)。

e) 於二〇〇四年九月三十日，本公司兩家全資附屬公司 — TVBO Facilities Limited（「TVBOF」）及 TVB Satellite Broadcasting Limited（「TVBSB」）分別與MBNS訂立協議，據此，MBNS委托TVBOF 及TVBSB由二〇〇四年十月一日起至二〇〇九年九月三十日止之期間，以固定費用提供管理服務予MBNS，該等固定費用每十二個月須釐定一次。TVBOF及TVBSB於二〇〇四年內累算之管理費用收入總額為港幣7,595,000元（馬幣3,690,000元）。

購買、出售或贖回股份

本公司於年內並無贖回本公司任何普通股份。此外，本公司或其附屬公司於年內亦無購買或出售本公司任何普通股份。

主要供應商及客戶

本年度內，本集團從其五大供應商之購貨及向其五大客戶之銷售皆少於其總額之30%。

公司管治

除了獨立非執行董事因需按本公司章程細則輪值告退而未有指定之任期外，本公司於本年度已遵從於二〇〇五年一月一日前仍屬有效的香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄14之最佳應用守則。

本公司已於二〇〇四年九月一日採納上市規則附錄10所載之上市發行人董事進行證券交易的標準守則（「標準守則」）。本公司已向全體董事為於年內有無違反標準守則一事作出特定查詢，而彼等均確認已於年內完全遵從標準守則之有關規定。

本公司已收到每一位獨立非執行董事根據上市規則第3.13條規定就有關彼等之獨立性發出的確認書。本公司認為全體獨立非執行董事之獨立性均屬獨立。

審核委員會

為遵從上市規則附錄14所規定之最佳應用守則，本公司之審核委員會已於一九九九年一月一日成立，並採納由香港會計師公會發出之「成立審核委員會指引」所列明之職權範圍。審核委員會成員全由獨立非執行董事組成，而審核委員會之主席亦在財務方面擁有恰當的專業資格及經驗。

在呈上董事局審批之前，審核委員會已連同管理層審核本集團採納的會計準則及慣例，並已討論有關內部監控及財務申報等事宜，包括審閱截至二〇〇四年十二月三十一日止年度已審核的財務報表。

核數師

本年度帳目已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，但表示願意應聘連任。

承董事局命

邵逸夫
行政主席

香港，二〇〇五年三月二十三日

五年財政回顧

	2000	2001	2002	2003	2004
營業額(港幣百萬元)	3,490	3,265	3,162	3,311	3,817
除稅前溢利(港幣百萬元)	889	663	684	485	902
稅項(港幣百萬元)	141	111	90	25	152
股東應佔溢利(港幣百萬元)	774	589	590	441	719
每股盈利(港幣元)	1.77	1.35	1.35	1.01	1.64
無形資產(港幣百萬元)	–	–	–	63	55
固定資產(港幣百萬元)	992	1,654	2,166	2,365	2,243
共同控制實體(港幣百萬元)	107	105	81	23	19
聯營公司(港幣百萬元)	16	19	26	238	262
證券投資(港幣百萬元)	48	5	5	4	4
承資公司借款(港幣百萬元)	11	11	11	13	14
遞延稅項資產(港幣百萬元)	–	–	–	24	19
流動資產(港幣百萬元)	3,010	2,434	2,009	1,988	2,218
流動負債(港幣百萬元)	(1,077)	(1,002)	(905)	(1,112)	(855)
	3,107	3,226	3,393	3,606	3,979
股本(港幣百萬元)	22	22	22	22	22
儲備(港幣百萬元)	2,962	3,073	3,252	3,274	3,649
股東權益(港幣百萬元)	2,984	3,095	3,274	3,296	3,671
少數股東權益(港幣百萬元)	45	–	–	84	117
撥備(港幣百萬元)	–	–	–	62	1
長期負債及退休金責任(港幣百萬元)	78	78	63	68	65
遞延稅項負債(港幣百萬元)	–	53	56	96	125
	3,107	3,226	3,393	3,606	3,979

核數師報告書

致電視廣播有限公司*(於香港註冊成立之有限公司)*全體股東

本核數師已完成審核第101至第146頁之帳目，該等帳目乃按照香港普遍採納之會計原則編制。

董事及核數師各自之責任

香港公司條例規定董事須編制眞實兼公平之帳目。在編制該等眞實兼公平之帳目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等帳目作出具獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與帳目所載數額及披露事項有關之憑證，亦包括評審董事於編制帳目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認爲必需之資料及解釋爲目標，以便獲得充分憑證，就該等帳目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等帳目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已爲下列意見提供合理之基礎。

意見

本核數師認爲，上述之帳目足以眞實兼公平地顯示貴公司與貴集團於二〇〇四年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥爲編制。

羅兵咸永道會計師事務所
香港執業會計師

香港，二〇〇五年三月二十三日

綜合損益帳

截至二〇〇四年十二月三十一日止年度

	附註	2004 港幣千元	2003 港幣千元
營業額	2	3,816,936	3,311,162
銷售成本		(1,841,449)	(1,692,513)
毛利		1,975,487	1,618,649
其他收益	2	58,220	37,922
銷售、分銷及播送成本		(450,258)	(442,818)
總務及行政開支		(512,948)	(574,207)
其他經營收入/(開支)		10,890	(106,382)
視作出售附屬公司權益之收益		–	27,726
出售一附屬公司權益之收益		–	5,213
經營溢利	3	1,081,391	566,103
融資成本	7	(7,006)	(17,202)
應佔虧損			
共同控制實體		(6,099)	(47,080)
聯營公司		(166,402)	(16,734)
除稅前溢利		901,884	485,087
稅項	8	(152,312)	(25,378)
除稅後溢利		749,572	459,709
少數股東權益		(30,157)	(18,711)
股東應佔溢利	9	719,415	440,998
股息	10	438,000	350,400
每股盈利	11	港幣1.64元	港幣1.01元

綜合資產負債表

二ＯＯ四年十二月三十一日結算

	附註	2004	2003
		港幣千元	港幣千元
無形資產	12	55,342	62,739
固定資產	13	2,242,828	2,365,231
共同控制實體	15	18,722	22,714
聯營公司	16	261,713	238,234
投資證券	17	3,705	3,658
承資公司借款	18	14,263	13,200
遞延稅項資產	30	18,592	23,551
流動資產			
節目及影片版權		452,652	605,459
盤存	19	11,588	15,242
貿易應收款及其他應收款、預付款及按金	20	1,024,956	991,809
其他投資	21	189,432	–
可收回之稅項		3,034	13,512
抵押銀行存款	23	234	228
現金及銀行結存		535,849	361,783
		2,217,745	1,988,033
流動負債			
貿易應付款及其他應付款及應計費用	22&26(a)	727,635	511,527
撥備	24	14,861	33,073
短期銀行貸款	25	2,338	549,368
銀行透支，無抵押		–	6,532
長期負債之一年內應償還額	29	9,702	5,276
應付稅項		99,865	5,805
		854,401	1,111,581
流動資產淨額		1,363,344	876,452
		3,978,509	3,605,779
資金來源：			
股本	27	21,900	21,900
儲備	28	3,648,746	3,273,647
股東權益		3,670,646	3,295,547
少數股東權益		116,550	83,785
撥備	24	1,045	62,052
長期負債	29	48,683	57,265
退休金責任	26(b)	16,215	11,372
遞延稅項負債	30	125,370	95,758
		3,978,509	3,605,779

費道宜
董事

邵逸夫
董事

資產負債表
二〇〇四年十二月三十一日結算

	附註	2004 港幣千元	2003 港幣千元
固定資產	13	**1,951,363**	2,036,723
附屬公司	14	**376,040**	336,022
聯營公司	16	**115,564**	120,883
流動資產			
節目及影片版權		**372,008**	526,160
盤存	19	**1,694**	3,433
貿易應收款及其他應收款、預付款及按金	20	**660,551**	628,185
可收回之稅項		**–**	13,512
現金及銀行結存		**252,869**	149,158
		1,287,122	1,320,448
流動負債			
貿易應付款及其他應付款及應計費用	22	**247,680**	253,777
撥備	24	**10,682**	21,175
短期銀行貸款，無抵押	25	**–**	450,000
應付稅項		**66,011**	–
		324,373	724,952
流動資產淨額		**962,749**	595,496
		3,405,716	3,089,124
資金來源：			
股本	27	**21,900**	21,900
儲備	28	**3,260,286**	2,962,177
股東權益		**3,282,186**	2,984,077
撥備	24	**–**	10,682
遞延稅項負債	30	**123,530**	94,365
		3,405,716	3,089,124

費道宜
董事

邵逸夫
董事

綜合權益變動表

截至二〇〇四年十二月三十一日止年度

	附註	2004 港幣千元	2003 港幣千元
於一月一日之總權益		3,295,547	3,274,232
換算海外附屬公司、共同控制實體及聯營公司財務報表之匯兌差額	28	6,084	(3,583)
未於損益帳確認之收益/(虧損)淨額		6,084	(3,583)
本年度溢利	28	719,415	440,998
股息	28	(350,400)	(416,100)
於十二月三十一日之總權益		3,670,646	3,295,547

綜合現金流量表

截至二〇〇四年十二月三十一日止年度

	附註	2004 港幣千元	2003 港幣千元
經營活動			
經營產生之現金流入淨額	35(a)	1,285,497	859,610
支付利息		(10,423)	(16,443)
支付香港利得稅		(3,266)	(43,490)
支付海外稅項		(9,848)	(1,849)
經營活動之現金流入淨額		1,261,960	797,828
投資活動			
購置固定資產		(143,147)	(549,264)
增加超過三個月到期之銀行存款		(4,776)	(4,774)
(增加)/減少貸款予一共同控制實體		(2,016)	41
減少/(增加)應收一聯營公司帳款		5,319	(11,634)
收購附屬公司，扣除購入之現金		–	(2,156)
出售一附屬公司，扣除售出之現金		–	(5,497)
一共同控制實體投資金額之退還		–	12,548
在一聯營公司之投資		(45,200)	(138,100)
出售固定資產		2,469	9,403
收取利息		2,386	3,515
投資活動之現金流出淨額		(184,965)	(685,918)
理財前之現金流入淨額		1,076,995	111,910
理財活動	35(b)		
少數股東投入之資本		–	38,685
長期銀行貸款		–	60,049
短期銀行貸款		2,338	499,115
償還長期銀行貸款、其他貸款及融資租賃承擔		(5,268)	(75,830)
償還短期銀行貸款		(499,115)	(59,968)
(增加)/解除抵押銀行存款		(6)	1,390
派發股息		(350,400)	(416,100)
理財活動之現金(流出)/流入淨額		(852,451)	47,341
增加現金及現金等價物		224,544	159,251
一月一日之現金及現金等價物		300,224	143,362
外幣匯率變動之影響		1,531	(2,389)
十二月三十一日之現金及現金等價物		526,299	300,224

	附註	2004	2003
		港幣千元	港幣千元
現金及現金等價物結餘之分析			
現金及銀行結存		535,849	361,783
減：			
超過三個月到期之銀行存款		(9,550)	(4,774)
銀行透支		–	(6,532)
須於三個月內償還之短期銀行貸款		–	(50,253)
		526,299	300,224

1 主要會計政策

編制此等帳目所採用之主要會計政策如下：

(a) 編制基準

本帳目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之準則編制。除其他投資是以公平值列帳會於下文會計政策披露外，其他帳目乃依據歷史成本常規法編制。

香港會計師公會已頒佈多項全新及經修訂的香港財務報告準則及香港會計準則(「新香港財務報告準則」)，並於二○○五年一月一日或其後開始之會計年度生效。

本集團於編制截至二○○四年十二月三十一日止年度之財務報表時，並未提早採納該等新香港財務報告準則。本集團已就該等新香港財務報告準則之影響進行評估，惟尚未能確定該等新香港財務報告準則會否對本集團的經營業績及財務狀況造成重大影響。

(b) 集團會計

(i) 綜合帳目

綜合帳目包括本公司及各附屬公司截至十二月三十一日止之帳目。附屬公司指本公司直接或間接控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益帳內。

所有本集團內公司間之重大交易及結餘已於綜合帳目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與本集團應佔該公司資產淨值之差額，連同之前並未在綜合損益帳內支銷或入帳之任何未攤銷商譽或負商譽，或已在儲備記帳之商譽/負商譽，以及任何相關之累積外幣匯兌儲備。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入帳。本公司將附屬公司之業績按已收及應收股息入帳。

(ii) 共同控制實體

共同控制實體指本集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益帳包括本集團應佔共同控制實體本年度業績，而綜合資產負債表則包括本集團應佔共同控制實體之資產淨值及收購產生之商譽／負商譽(扣除累計攤銷)。

(iii) 聯營公司

聯營公司爲附屬公司或共同控制實體以外，本集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益帳包括本集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨值及收購產生之商譽／負商譽(扣除累計攤銷)。

當在聯營公司之投資帳面值到達零，便不再採用權益會計法，除非本集團就該聯營公司已產生承擔或有擔保之承擔。

1 主要會計政策（續）

(b) 集團會計（續）

(iv) 外幣換算

以外幣爲本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兌差異均計入損益帳。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益帳則按平均匯率折算。兌換附屬公司、共同控制實體及聯營公司的淨投資及屬資本性質的集團內公司往來結存所產生之匯兌差異則作儲備變動入帳。

(c) 商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司、共同控制實體及聯營公司淨資產公平值之數額。

於二〇〇一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期以直線法攤銷。所有收購商譽，以5-10年之期間攤銷。

於二〇〇一年一月一日前產生之收購商譽已於儲備中對銷。

若商譽有耗蝕，所產生之任何減值均記入損益帳。

(d) 固定資產

(i) 固定資產

固定資產(即樓宇、租賃房屋裝修、廣播及轉播器材、傢具及裝置及車輛)以成本值減累積折舊及累積減值虧損後列帳。

永久業權土地不作折舊。租約土地以剩餘租期計算折舊，而其他固定資產則以直線法於其估計可用年限內將其成本值減累積減值虧損撇銷。主要之折舊年率如下：

租約土地	以剩餘租期計算
樓宇	2.5%-5%
租賃房屋裝修	以剩餘租期計算
廣播及轉播器材	7%-20%
傢具、裝置及器材	5%-33.3%
車輛	10%-25%

裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。

(ii) 減值與出售盈虧

在每年結算日，均須研究內外資訊以評估固定資產項內之資產是否出現減值。如有跡象顯示資產出現減值，則估計資產之可收回價值，及(如適用)將減值虧損入帳以將資產減至其可收回價值。此等減值虧損在損益帳入帳。

出售固定資產之收益或虧損指出售所得收入淨額與資產帳面值之差額，並於損益帳入帳。

1　主要會計政策（續）

(d) 固定資產（續）

(iii) 融資租賃之資產

「融資租賃」是指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值(以較低者爲準)撥充資本。每期租金均分攤爲資本及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入長期負債內。財務費用於租約期內在損益帳中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者爲準)計算折舊。

(e) 證券投資

(i) 投資證券

投資證券按成本值減任何減值虧損準備列帳。

個別投資之帳面值在每個結算日均作檢討，以評估其公平值是否已下跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面值須削減至其公平值。減值虧損在損益帳中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益帳。

(ii) 其他投資

其他投資按公平值列帳。在每年結算日，其他投資之公平值變動而引致之未變現盈虧淨額均在損益帳記帳。出售其他投資之盈利或虧損是指出售所得款項淨額與帳面值之差額，並在產生時於損益帳記帳。

(f) 節目及影片版權

節目按成本減支銷及董事局認爲需要之準備後列帳。成本包括直接開支及應佔部份之製作間接費用。節目成本會按本地免費電視市場及海外節目發行及分銷作出分配。在前者情況出現時，成本會於首次播映時支銷，而在後者情況出現時，成本會於首次分銷予分銷商時支銷。而衛星頻道的節目則根據一條公式按其播放次數(最多播放三次)支銷其成本。

影片版權按成本減支銷及董事局認爲需要之準備後列帳。影片版權則根據一條公式按其協議可播映之次數支銷其成本。

(g) 盤存

盤存包括解碼器材、錄影帶、影像光碟及消耗性供應品，按成本或可變現淨值二者以較低者入帳。影像光碟之成本以加權平均法計算而其他盤存之成本以先進先出法計算。可變現淨值乃按預計售價扣除估計銷售費用計算。

(h) 貿易應收款

凡被視爲屬呆帳之貿易應收款，均提撥準備。在資產負債表內列帳之貿易應收款已扣除有關之準備金。

(i) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列帳。在現金流量表中，現金及現金等價物包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支及須於三個月內償還之短期貸款。

(j) 逆況合約之撥備

當預期從某合約所產生之利益低於履行合約承擔所引致之不可避免成本時，本集團會就這逆況合約確立撥備。

(k) 僱員福利

(i) 僱員應享假期

僱員享有年假之權利在僱員應享有時確認。本集團爲截至結算日止僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假及產假或陪妻分娩假不作確認，直至僱員正式休假爲止。

1 主要會計政策（續）

(k) 僱員福利（續）

(ii) 退休金責任

本集團在世界多個地點營運多項界定福利及界定供款退休計劃，計劃之資產一般由獨立管理之基金持有。

所有香港之長期職員、臨時職員、以個人名義簽約的全職藝員(不包括歌星及以部頭簽約的藝員)，而其服務期限滿六十日或以上者(統稱「合資格人士」)都合資格加入強積金計劃。本集團爲於二〇〇三年六月一日前入職之長期職員作出之強積金計劃供款包括強制性及自願性供款兩部份。強制性供款是以個別職員「有關入息」之5%計算，但設上限每月爲港幣1,000元，而自願性供款則以個別職員基本月薪之10%減去強制性供款計算。本集團爲於二〇〇三年六月一日後入職之長期職員、全職藝員及臨時職員的供款以個別職／藝員「有關入息」之5%計算，但設上限每月爲港幣1,000元。「有關入息」包括薪金、工資、有薪假期、費用、佣金、花紅、酬金及津貼(不包括房屋津貼/福利、任何補償金及長期服務金)。合資格人士在全數享有強積金計劃供款前離職，僱主自願性供款會根據歸屬比例退還予本集團。

除台灣外，爲部份海外員工而設之退休計劃皆爲界定供款計劃，其供款率則視當地慣例及規例而定。而台灣員工則爲界定福利退休計劃之成員。退休成本採用預計單位貸記法評估：根據精算師就計劃每年進行的全面估値的建議，提供退休金的成本在損益帳扣除，令定期成本分攤至僱員服務年期，而員工則毋須供款。退休金責任爲估計未來現金流出量之現值，利用高質公司債券及證券平均市場收益率計算。精算盈虧按僱員平均尙餘服務年期確認。

所有計劃之成本均於供款相關期內在損益帳支銷。

(l) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在帳目之帳面值兩者之短暫時差作全數撥備。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

遞延稅項乃就附屬公司、共同控制實體及聯營公司投資之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

(m) 或然負債

或然負債指因爲過往事件而可能引起之承擔，而其存在只能就本集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能是因爲過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記帳。

或然負債不會確認，但會在帳目附註中披露。假若資源流出之可能性改變導致可能出現資源流出，此等負債將被確立爲撥備。

(n) 收入之記帳

扣除佣金後之廣告收益會於廣告播出後入帳。

銷售節目版權之收益根據合約條款決定以合約時限平均攤分或在交付有關節目時入帳。

經營衛星及收費電視網絡的訂戶收費以合約時限用直線法攤分以配合交付服務所定之時間。收取訂戶預繳收費會計入資產負債表內之貿易應付款及其他應付款及應計費用中之預收訂戶收費。

租賃錄影帶及銷售雜誌之收益在交付貨品時入帳。銷售動畫製作之收益根據動畫節目之完成階段累積入帳。其他服務之收益在提供服務時入帳。

1 主要會計政策（續）

(n) 收入之記帳（續）

股息收入在收取股息之權利確定時入帳。

利息收入在考慮未償還本金額及適用利率後按時間比例確認。

(o) 經營租賃

「經營租賃」是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃付出之款項在扣除出租公司付予之任何獎勵金後，於租賃期內以直線法在損益帳中支銷。

(p) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部份成本。

所有其他借貸成本均於發生之年度內在損益帳支銷。

(q) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分佈資料則以次要報告形式呈列。

分部資產主要包括無形資產、固定資產、盤存、應收款項及經營現金，不包括之項目主要為投資證券及其他證券。分部負債指經營負債，而不包括例如稅項及借款。資本開支包括固定資產(附註13)的添置。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支按資產所在地計算。

(r) 有關連人士

如有一方，不論直接或間接有能力去控制另一方，或於另一方作出財務及營運決策時可行使重大影響力，該等人士皆被視為有關連人士。該等人士如受制於共同之監控或共同之重大影響下，亦被視為有關連人士。有關連人士可為個人或法人。

2 營業額、收益及分部資料

本集團之主要業務為免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

營業額包括扣除佣金後之廣告淨收入、版權收益、訂戶收費、與及來自錄影帶租賃、銷售動畫產品及雜誌之收益。

其他收益包括利息收入、廣告製作收入、商品推銷收入、經理人收費、服務收費及設施租賃收費。

2 營業額、收益及分部資料（續）

於本年度入帳的各項主要收益如下：

	2004 港幣千元	2003 港幣千元
營業額		
扣除佣金後之廣告淨收入	2,597,471	2,268,055
版權收益	767,060	550,582
訂戶收費	370,940	353,629
其他	116,096	152,624
	3,851,567	3,324,890
減：預扣稅項	(34,631)	(13,728)
	3,816,936	3,311,162
其他收益		
利息收入	20,294	3,491
其他	37,926	34,431
	58,220	37,922
總收益	3,875,156	3,349,084

主要報告形式 — 業務分部資料

本集團於世界各地經營五項主要業務分部：

免費電視廣播 — 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 — 提供電視節目予家庭錄影帶市場及海外電視業者
海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 — 於中國內地、台灣、香港及其他地方編制及分銷電視頻道
其他業務 — 動畫製作、商品分銷服務、互聯網入門網、雜誌出版及其他有關服務

本集團分部之間交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、分銷電視頻道、互聯網入門網及雜誌出版
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國內地 — 電視節目發行及分銷及衛星電視頻道服務
馬來西亞及新加坡 — 電視節目發行及分銷
其他國家 — 主要為電視節目發行及分銷

地區分部之間並無任何銷售。

2 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	2004	2004	2004	2004	2004	2004	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	2,005,790	581,817	213,834	907,560	107,935		3,816,936
分部間之銷售	1,142	97,426	183	14,912	8,295	(121,958)	-
	2,006,932	679,243	214,017	922,472	116,230	(121,958)	3,816,936
分部業績(附註)	519,227	375,081	(7,010)	171,403	21,015	1,675	1,081,391
融資成本							(7,006)
應佔虧損							
共同控制實體	-	-	-	(6)	(6,093)		(6,099)
聯營公司	-	-	-	(166,402)	-		(166,402)
除稅前溢利							901,884
稅項							(152,312)
除稅後溢利							749,572
少數股東權益							(30,157)
股東應佔溢利							719,415
分部資產	3,201,734	195,608	141,685	621,002	147,191		4,307,220
共同控制實體	-	-	-	3,814	14,908		18,722
聯營公司	115,564	-	-	146,149	-		261,713
投資證券	-	3	-	2,164	1,538		3,705
承資公司借款	-	14,263	-	-	-		14,263
其他投資(附註21)	-	-	-	189,432	-		189,432
未分配資產							37,855
總資產							4,832,910
分部負債	258,362	88,972	60,744	141,655	20,591		570,324
其他投資應付款(附註22)	-	-	-	189,432	-		189,432
未分配負債							285,958
總負債							1,045,714
資本開支	111,512	5,953	1,445	20,164	4,073		143,147
折舊及攤銷	196,353	6,712	15,245	54,932	3,930		277,172

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	142,350	-	26,142		168,492
分部業績	-	-	24,547	-	10,132		34,679

2 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料（續）

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	2003	2003	2003	2003	2003	2003	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	1,723,846	554,554	231,177	694,282	107,303	–	3,311,162
分部間之銷售	1,461	98,643	71	15,489	10,405	(126,069)	–
	1,725,307	653,197	231,248	709,771	117,708	(126,069)	3,311,162
分部業績(附註)	175,069	362,544	(97,163)	83,258	6,278	3,178	533,164
視作出售附屬公司權益之收益							27,726
出售一附屬公司權益之收益							5,213
融資成本							(17,202)
應佔虧損							
共同控制實體	–	–	–	(47,080)	–		(47,080)
聯營公司	–	–	–	(16,734)	–		(16,734)
除稅前溢利							485,087
稅項							(25,378)
除稅後溢利							459,709
少數股東權益							(18,711)
股東應佔溢利							440,998
分部資產	3,343,659	215,535	162,231	537,168	122,439		4,381,032
共同控制實體	–	–	–	3,737	18,977		22,714
聯營公司	120,883	–	–	117,351	–		238,234
投資證券	–	3	–	2,117	1,538		3,658
承資公司借款	–	13,200	–	–	–		13,200
未分配資產							58,522
總資產							4,717,360
分部負債	285,635	86,473	111,406	123,171	17,871		624,556
未分配負債							713,472
總負債							1,338,028
資本開支	509,634	13,983	11,022	14,545	2,151		551,335
折舊及攤銷	149,440	5,718	16,386	57,065	8,837		237,446
固定資產之減值	–	–	15,978	–	–		15,978
其他非現金開支	31,857	9,405	54,015	–	–		95,277

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	–	–	148,527	–	24,528		173,055
分部業績	–	–	(87,673)	–	9,232		(78,441)

2 營業額、收益及分部資料（續）

次要報告形式 — 地區分部資料

	營業額	分部業績	總資產	資本開支
	2004	2004	2004	2004
	港幣千元	港幣千元	港幣千元	港幣千元
香港	2,281,105	587,331	3,406,310	115,523
台灣	703,831	155,050	540,143	20,006
美國及加拿大	208,667	106,873	123,375	4,975
澳洲	60,510	(11,933)	16,113	473
歐洲	78,953	(19,119)	88,195	913
中國內地	104,922	56,571	21,806	1,229
馬來西亞及新加坡	337,056	184,095	78,750	-
其他國家	41,892	22,523	32,528	28
	3,816,936	1,081,391	4,307,220	143,147
共同控制實體			18,722	
聯營公司			261,713	
投資證券			3,705	
承資公司借款			14,263	
其他投資			189,432	
未分配資產			37,855	
總資產			4,832,910	

	營業額	分部業績	總資產	資本開支
	2003	2003	2003	2003
	港幣千元	港幣千元	港幣千元	港幣千元
香港	1,819,702	184,045	3,489,441	523,471
台灣	671,171	145,446	495,230	14,413
美國及加拿大	217,557	9,703	130,682	7,043
澳洲	53,318	(32,410)	17,206	1,670
歐洲	90,149	6,305	104,989	4,295
中國內地	104,237	50,841	28,530	124
馬來西亞及新加坡	326,310	161,275	87,172	-
其他國家	28,718	7,959	27,782	319
	3,311,162	533,164	4,381,032	551,335
視作出售附屬公司權益之收益		27,726		
出售一附屬公司權益之收益		5,213		
經營溢利		566,103		
共同控制實體			22,714	
聯營公司			238,234	
投資證券			3,658	
承資公司借款			13,200	
未分配資產			58,522	
總資產			4,717,360	

3 經營溢利

經營溢利已計入及扣除下列項目：

	2004 港幣千元	2003 港幣千元
計入		
出售固定資產收益	1,586	1,613
匯兌收益淨額	2,558	8,467
扣除		
核數師酬金	3,185	3,309
付予主要核數師之非核數服務費(主要爲稅項服務)	631	907
節目、影片版權及盤存成本	1,311,297	1,151,008
折舊－自置固定資產	269,748	235,107
折舊－租賃固定資產	27	212
固定資產之減值	–	15,978
逆況合約之撥備(附註24)	–	95,277
商譽之攤銷(附註12)	7,397	2,127
經營租賃：		
－器材及轉發器	64,137	92,884
－土地及樓宇	24,654	108,337
員工成本，不包括董事酬金(附註4)	1,160,175	1,156,371

4 員工成本

	2004 港幣千元	2003 港幣千元
薪酬工資	1,085,380	1,074,010
退休成本 — 界定供款計劃	67,885	76,479
退休成本 — 界定福利計劃	6,910	5,882
	1,160,175	1,156,371

5 董事酬金

年內本公司向董事支付之酬金總額如下：

	2004 港幣千元	2003 港幣千元
董事袍金	**2,173**	1,298
薪金及津貼	**10,988**	6,338
酌情發放之花紅	**2,300**	2,050
退休金供款	**687**	498
	16,148	10,184

董事酬金內已包括支付予獨立非執行董事之酬金為港幣345,000元(2003：港幣203,000元)。

支付董事之酬金總額詳情分析如下：

酬金組別	按酬金組別計算之董事人數	
	2004	2003
港幣 0元－港幣1,000,000元	**8**	8
港幣1,000,001元－港幣1,500,000元	**–**	1
港幣3,500,001元－港幣4,000,000元	**–**	2
港幣4,000,001元－港幣4,500,000元	**2**	–
港幣5,500,001元－港幣6,000,000元	**1**	–
	11	11

年內一名董事，羅仲炳先生放棄公司給予之董事及行政委員會成員酬金為數達港幣105,000元(2003：港幣85,000元)。

6 五位最高薪酬人士

本年度本集團內五名最高薪酬人士包括三位(2003：兩位)董事之酬金已如附註五分析。其餘兩位(2003：三位)最高薪酬人士之酬金詳情如下：

	2004 港幣千元	2003 港幣千元
薪金及津貼	**5,666**	8,575
花紅	**1,083**	1,192
退休金供款	**555**	571
	7,304	10,338

支付此等人士之酬金總額詳情分析如下：

酬金組別	按酬金組別計算之人士人數	
	2004	2003
港幣2,500,001元－港幣3,000,000元	**–**	1
港幣3,000,001元－港幣3,500,000元	**1**	–
港幣3,500,001元－港幣4,000,000元	**–**	2
港幣4,000,001元－港幣4,500,000元	**1**	–
	2	3

7 融資成本

	2004	2003
	港幣千元	港幣千元
銀行透支、銀行貸款及其他貸款之利息		
－須於五年內全部償還	4,286	14,375
－毋須於五年內全部償還	2,682	2,762
融資租賃之利息	38	65
已支付地價之利息	–	2,071
借貸成本總額	7,006	19,273
減：土地及樓宇資本化之數額	–	(2,071)
	7,006	17,202

於二〇〇三年，土地及樓宇資本化之借貸成本之資本化比率爲每年6.75%。

8 稅項

香港利得稅乃按照本年度估計應課稅溢利依稅率17.5%(2003：17.5%)提撥準備。海外溢利之稅款，則按照本年度估計應課稅溢利依本集團經營業務地區之現行稅率計算。

在綜合損益帳支銷之稅項如下：

	2004	2003
	港幣千元	港幣千元
當期稅項：		
－香港利得稅	80,863	7,673
－海外稅項	34,209	6,011
－往年度準備不足/(剩餘)	2,580	(4,674)
遞延稅項暫時差異的產生及轉回	34,660	10,950
稅率提高產生之遞延稅項	–	5,418
	152,312	25,378

本集團有關除稅前溢利之稅項與假若採用本公司經營地區之稅率而計算之理論稅額之差額如下：

	2004	2003
	港幣千元	港幣千元
除稅前溢利	901,884	485,087
按稅率17.5%(2003：17.5%)計算之稅項	157,830	84,890
其他國家不同稅率之影響	(37,070)	(55,633)
無須課稅之收入	(13,799)	(7,003)
不可扣稅之支出	5,956	20,878
未有確認之稅損	46,327	17,557
使用早前未有確認之稅損	(4,690)	(27,456)
稅收抵免之津貼	(2,599)	(2,326)
其他	(2,223)	(6,273)
往年度準備不足/(剩餘)	2,580	(4,674)
稅率提高產生之期初遞延稅項負債淨額之增加	–	5,418
	152,312	25,378

9 股東應佔溢利

爲數港幣648,509,000元(2003：港幣237,174,000元)之股東應佔溢利經列入公司帳目內計算。

10 股息

	2004 港幣千元	2003 港幣千元
已派中期股息每普通股港幣0.20元(2003：港幣0.20元)	**87,600**	87,600
擬派末期股息每普通股港幣0.80元(2003：港幣0.60元)	**350,400**	262,800
	438,000	350,400

於二○○五年三月二十三日舉行之會議上，董事宣派末期股息每普通股港幣0.80元。此項擬派股息並無於本帳目中列作應付股息，惟將於截至二○○五年十二月三十一日止年度列作保留盈餘分派。

11 每股盈利

每股盈利乃按集團之股東應佔溢利港幣719,415,000元(2003：港幣440,998,000元)及截至二○○四年及二○○三年十二月三十一日止年度已發行股份爲438,000,000股計算。攤薄之每股盈利並未列出，因並沒有具攤薄性的潛在股份存在。

12 無形資產

	商譽 港幣千元
截至二○○四年十二月三十一日止年度	
期初帳面淨值	62,739
攤銷支出	(7,397)
期末帳面淨值	**55,342**
於二○○四年十二月三十一日	
成本	64,866
累計攤銷	(9,524)
帳面淨值	**55,342**
於二○○三年十二月三十一日	
成本	64,866
累計攤銷	(2,127)
帳面淨值	62,739

13 固定資產

(a) 本集團

	土地及樓宇	租賃房屋裝修	廣播及轉播器材	傢具、裝置及器材	車輛	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本						
二○○四年一月一日	1,245,659	96,697	1,475,698	603,340	37,773	3,459,167
匯兌差異	2,377	1,591	9,420	2,135	310	15,833
添置	1,706	1,998	109,251	25,632	4,560	143,147
轉帳	–	–	4,072	(4,072)	–	–
出售	–	(5,154)	(16,601)	(9,925)	(2,319)	(33,999)
二○○四年十二月三十一日	**1,249,742**	**95,132**	**1,581,840**	**617,110**	**40,324**	**3,584,148**
累積折舊及減值						
二○○四年一月一日	39,820	67,644	807,005	149,491	29,976	1,093,936
匯兌差異	173	1,406	7,465	1,410	271	10,725
本年度折舊	42,736	11,669	157,000	54,190	4,180	269,775
轉帳	–	–	1,596	(1,596)	–	–
出售撥回	–	(5,121)	(15,943)	(9,733)	(2,319)	(33,116)
二○○四年十二月三十一日	**82,729**	**75,598**	**957,123**	**193,762**	**32,108**	**1,341,320**
帳面淨值						
二○○四年十二月三十一日	**1,167,013**	**19,534**	**624,717**	**423,348**	**8,216**	**2,242,828**
二○○三年十二月三十一日	1,205,839	29,053	668,693	453,849	7,797	2,365,231

附註：

(i) 於二○○四年十二月三十一日，傢具、裝置及器材租賃資產之帳面淨值爲港幣1,000元(2003：港幣4,000元)及車輛租賃資產之帳面淨值爲港幣0元(2003：港幣24,000元)。

(ii) 於二○○四年十二月三十一日，帳面淨值爲港幣109,894,000元(2003：港幣107,292,000元)之固定資產，已爲本集團之短期貸款及長期負債作抵押。

(iii) 於二○○四年十二月三十一日，土地及樓宇及其他固定資產之資本化利息分別爲港幣19,859,000元(2003：港幣19,859,000元)及港幣5,157,000元(2003：港幣5,157,000元)。

(iv) 於年結時，爲數達港幣617,000元(2003：港幣44,779,000元)之廣播及轉播器材及爲數達港幣824,000元(2003：港幣18,802,000元)之傢具、裝置及器材因未開始使用而沒有作出折舊準備。

(v) 本集團在土地及樓宇之權益(按其帳面淨值)分析如下：

	2004	2003
	港幣千元	港幣千元
在海外，永久業權	**115,785**	114,732
在香港，十至五十年租約	**1,051,228**	1,091,107
	1,167,013	1,205,839

13 固定資產（續）

(b) 本公司

	在香港，十至五十年租約之土地及樓宇	租賃房屋裝修	廣播及轉播器材	傢具、裝置及器材	車輛	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本						
二〇〇四年一月一日	1,122,169	14,186	1,042,755	494,796	26,765	2,700,671
添置	1,652	-	91,979	14,257	3,623	111,511
轉自附屬公司	-	-	-	5	-	5
出售	-	-	(7,459)	(5,175)	(2,319)	(14,953)
二〇〇四年十二月三十一日	**1,123,821**	**14,186**	**1,127,275**	**503,883**	**28,069**	**2,797,234**
累積折舊						
二〇〇四年一月一日	31,062	14,186	518,682	79,604	20,414	663,948
本年度折舊	41,531	-	111,930	39,586	3,306	196,353
轉自附屬公司	-	-	-	3	-	3
出售撥回	-	-	(7,008)	(5,106)	(2,319)	(14,433)
二〇〇四年十二月三十一日	**72,593**	**14,186**	**623,604**	**114,087**	**21,401**	**845,871**
帳面淨值						
二〇〇四年十二月三十一日	**1,051,228**	**-**	**503,671**	**389,796**	**6,668**	**1,951,363**
二〇〇三年十二月三十一日	1,091,107	-	524,073	415,192	6,351	2,036,723

附註：

(i) 於二〇〇四年十二月三十一日，土地及樓宇之資本化利息爲港幣19,859,000元(2003：港幣19,859,000元)。

(ii) 於年結時，爲數達港幣617,000元(2003：港幣44,779,000元)之廣播及轉播器材及爲數達港幣824,000元(2003：港幣18,802,000元)之傢具、裝置及器材因未開始使用而沒有作出折舊準備。

14 附屬公司

	本公司	
	2004	2003
	港幣千元	港幣千元
非上市股份，按成本值	600	693
應收附屬公司帳款(附註)	389,360	619,798
應付附屬公司帳款(附註)	(13,920)	(284,469)
	376,040	336,022

附註：應收或應付附屬公司之帳款爲無抵押、免息及無限定還款期。

附屬公司詳情列於附註39。

15 共同控制實體

	本集團	
	2004	2003
	港幣千元	港幣千元
應佔資產淨值	(2,271)	3,737
貸款予一共同控制實體(附註(a))	20,993	18,977
	18,722	22,714
非上市股份，按成本值	74,007	74,007

附註：

(a) 共同控制實體之貸款爲無抵押、免息及無限定還款期。

(b) 共同控制實體詳情如下：

名稱	註冊地點	主要業務及經營地點	佔擁有權
星際傳播股份有限公司	台灣	衛星數碼電視廣播服務／台灣	40%
上海新视线互动多媒体有限公司	中華人民共和國	互聯網入門網／中國內地	50%

16 聯營公司

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
應佔資產淨值	333,599	500,001	–	–
貸款予一聯營公司(附註(a))	115,564	115,564	115,564	115,564
應收一聯營公司帳款(附註(b))	–	5,319	–	5,319
應付一聯營公司帳款(附註(c))	(187,450)	(382,650)	–	–
	261,713	238,234	115,564	120,883
非上市股份，按成本值	521,975	521,975	–	–

附註：

(a) 借予一聯營公司之貸款為無抵押及附8%複利計算之年息。其還款條款之詳情於帳目附註36(e)內披露。

(b) 應收一聯營公司之帳款為無抵押、免息及無限定還款期。

(c) 此帳款為未繳付予一聯營公司，Galaxy Satellite TV Holdings Limited(「GSTV」)之股款，此款項為無抵押、免息及於GSTV需要時繳付。

聯營公司詳情如下：

名稱	註冊地點	主要業務及經營地點	持有之已發行股份詳情	佔擁有權
TVB3 Network Company Limited	泰國	電視製作及提供節目服務／泰國	普通股每股泰幣10銖	40%
Galaxy Satellite TV Holdings Limited*	香港	投資控股／香港	普通股每股港幣一元	49%
銀河衛星廣播有限公司*	香港	本地收費電視服務／香港	普通股每股港幣一元	#49%

本集團非直接持有之聯營公司

* 有關此等聯營公司餘下股份之擁有權，可參考附註21。

17 投資證券

	本集團	
	2004	2003
	港幣千元	港幣千元
股本證券，按成本值		
非上市	21,478	21,354
減：減值虧損準備	(17,773)	(17,696)
	3,705	3,658

18 承資公司借款

	本集團	
	2004	2003
	港幣千元	港幣千元
承資公司借款	52,210	51,084
減：準備	(37,947)	(37,884)
	14,263	13,200

承資公司之借款，除港幣8,271,000元(2003：港幣7,654,000元)之借款是附息並按加拿大最優惠利率加2%外，其他借款是無抵押、免息及無限定還款期。董事已就被視爲未能收回之款項作出撥備。

19 盤存

於二〇〇四年十二月三十一日及二〇〇三年十二月三十一日，所有盤存以成本列帳。

20 貿易應收款及其他應收款、預付款及按金

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
應收款:				
共同控制實體	–	1,950	–	–
聯營公司	43,735	–	41,842	–
一承資公司	2,167	2,105	–	–
有關連人士	22,789	20,388	–	–
貿易應收款(附註)	867,318	833,954	578,267	553,498
減：呆帳準備	(66,885)	(70,912)	(39,694)	(38,335)
預付款、按金及其他應收款	155,832	204,324	80,136	113,022
	1,024,956	991,809	660,551	628,185

附註：

本集團實施信貸政策管理，爲本集團大部份符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則需貨到付款、預付款或須銀行擔保。

20 貿易應收款及其他應收款、預付款及按金（續）

於二〇〇四年十二月三十一日，貿易應收款包括應收共同控制實體、聯營公司、一承資公司及有關連人士之貿易款項之帳齡分析如下：

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
即期	403,890	400,378	235,670	247,004
一至兩個月	209,821	202,228	162,361	154,217
二至三個月	131,528	124,803	105,021	92,803
三至四個月	65,386	59,698	43,756	40,684
四至五個月	29,430	16,829	23,830	6,786
五個月以上	66,897	43,896	31,128	12,004
	906,952	847,832	601,766	553,498
貿易應收款：				
第三方	867,318	833,954	578,267	553,498
共同控制實體、聯營公司、一承資公司及有關連人士	39,634	13,878	23,499	–
共同控制實體、聯營公司及有關連人士之非貿易應收款	29,057	10,565	18,343	–
	936,009	858,397	620,109	553,498

21 其他投資

於二〇〇四年九月十六日，本集團與當時擁有 Galaxy Satellite TV Holdings Limited (「GSTV」) 51% 股本權益的股東 — Intelsat Hong Kong LLC (「Intelsat」)訂立契據，據此，Intelsat同意免費轉讓其於GSTV的51%股本權益予本集團。

由於本集團被禁止持有GSTV 50% 或以上之總投票權，故此本集團須於截至二〇〇五年十二月二十七日止十二個月期間內獲香港特別行政區政府的豁免以尋找獨立第三方去認購Intelsat轉讓的51%權益。董事局考慮此項權益祇會作短暫持有，並於不久將來即會變賣，故此本集團已把有關Intelsat投資在GSTV而未繳付的股款，合共港幣189,432,000元，視作其他投資入帳。一筆等值的數額已於二〇〇四年十二月三十一日被確認為其他應付款(附註22)。

22 貿易應付款及其他應付款及應計費用

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
應付款：				
聯營公司	1,551	7,794	–	–
有關連人士	1,037	509	–	–
貿易應付款	85,232	93,666	42,461	54,903
其他應付款及應計費用	450,383	409,558	205,219	198,874
其他投資應付款(附註21)	189,432	–	–	–
	727,635	511,527	247,680	253,777

22 貿易應付款及其他應付款及應計費用（續）

於二〇〇四年十二月三十一日，貿易應付款包括應付聯營公司及有關連人士之貿易款項之帳齡分析如下：

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
即期	59,805	65,009	33,034	45,156
一至兩個月	21,877	29,690	8,030	7,707
二至三個月	1,662	3,158	1,026	1,894
三至四個月	1,108	1,475	221	93
四至五個月	1,095	848	143	5
五個月以上	2,273	1,789	7	48
	87,820	101,969	42,461	54,903
貿易應付款：				
第三方	85,232	93,666	42,461	54,903
聯營公司及有關連人士	2,588	8,303	–	–
	87,820	101,969	42,461	54,903

23 銀行存款

於二〇〇四年十二月三十一日，本集團已將港幣234,000元(2003：港幣228,000元)之銀行存款抵押，以擔保授予本集團一附屬公司之若干信貸額。

24 撥備

	本集團		本公司	
	逆況合約		逆況合約	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	95,125	–	31,857	–
逆況合約之撥備	–	95,277	–	31,857
減：年內已動用	(30,173)	–	(21,175)	–
減：清付逆況合約	(37,395)	–	–	–
減：清付後剩餘撥備之回撥	(11,832)	–	–	–
匯兌差異	181	(152)	–	–
於十二月三十一日	15,906	95,125	10,682	31,857

24 撥備（續）

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
撥備總額之分析				
非流動負債	1,045	62,052	–	10,682
流動負債	14,861	33,073	10,682	21,175
	15,906	95,125	10,682	31,857

25 短期銀行貸款

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
短期銀行貸款，有抵押	–	22,842	–	–
短期銀行貸款，無抵押	2,338	526,526	–	450,000
	2,338	549,368	–	450,000

26 退休金責任

	本集團	
	2004	2003
	港幣千元	港幣千元
責任：		
－退休金 － 界定供款計劃(附註(a))	5,584	6,188
－退休金 － 界定福利計劃(附註(b))	16,215	11,372
	21,799	17,560

附註：

(a) 退休金 － 界定供款計劃

沒收供款港幣7,479,000元(2003：港幣2,981,000元)已於年內動用。

於年結時應付供款合計爲港幣5,584,000元(2003：港幣6,188,000元)，並列於其他應付款及應計費用內。

(b) 退休金 － 界定福利計劃

本集團根據台灣有關法例設有一界定福利退休計劃，爲當地合資格之員工提供福利。

此退休計劃爲按照最終薪金計算之界定福利計劃。此等注資計劃之資產獨立於本集團之資產，透過中央信託基金用作投資。此計劃每年由合資格精算師採用預計單位貸記法估值。客觀企業管理顧問股份有限公司爲台灣之界定福利計劃作出最近一次截至二〇〇四年十二月三十一日止之評估。此估值顯示福利計劃可用之資產淨額足可支付過往服務之累積負債。

26 退休金責任（續）

(b) 退休金 – 界定福利計劃（續）

在資產負債表確認之金額按下列方式釐定：

	本集團	
	2004	2003
	港幣千元	港幣千元
注資責任之現值	44,903	29,449
計劃資產之公平值	(17,231)	(13,974)
	27,672	15,475
未確認精算虧損	(11,457)	(4,103)
資產負債表內之負債	16,215	11,372

在綜合損益帳確認之金額如下：

	本集團	
	2004	2003
	港幣千元	港幣千元
現有服務成本	5,600	5,338
利息成本	1,058	911
計劃資產之預計回報	252	(367)
合計(列於員工成本內)(附註4)	6,910	5,882

計劃資產之實際回報爲港幣370,000元(2003：港幣232,000元)。

在資產負債表確認之負債變動如下：

	本集團	
	2004	2003
	港幣千元	港幣千元
於一月一日	11,372	7,642
匯兌差異	417	162
總支出 – 如上列示	6,910	5,882
已付供款	(2,484)	(2,314)
於十二月三十一日	16,215	11,372

所用之主要精算假設如下：

	本集團	
	2004	2003
	%	%
折讓率	3.50	3.50
計劃資產之預期回報率	2.50	2.75
未來薪酬之預期增長率	3.00	2.50

27 股本

	每股面值港幣0.05元之普通股數目	面值
		港幣千元
法定：		
二〇〇四年一月一日及二〇〇四年十二月三十一日	1,300,000,000	65,000
發行及實收：		
二〇〇四年一月一日及二〇〇四年十二月三十一日	438,000,000	21,900

28 儲備

(a) 本集團

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年一月一日	602,026	70,000	864	7,831	(26,468)	40,118	2,579,276	3,273,647
綜合帳目後所得								
一附屬公司	-	-	-	-	5,993	-	-	5,993
一共同控制實體	-	-	-	-	91	-	-	91
匯兌差異	-	-	-	-	(2,881)	-	2,881	-
本年度溢利	-	-	-	-	-	-	719,415	719,415
轉帳	-	-	-	1,415	-	-	(1,415)	-
二〇〇三年已派末期股息(附註10)	-	-	-	-	-	-	(262,800)	(262,800)
二〇〇四年已派中期股息(附註10)	-	-	-	-	-	-	(87,600)	(87,600)
二〇〇四年十二月三十一日	602,026	70,000	864	9,246	(23,265)	40,118	2,949,757	3,648,746
相當於								
二〇〇四年擬派末期股息							350,400	
其他							2,599,357	
二〇〇四年十二月三十一日保留盈餘							2,949,757	
本公司及附屬公司	602,026	70,000	864	9,246	(15,191)	40,118	3,185,609	3,892,672
共同控制實體	-	-	-	-	(7,529)	-	(53,030)	(60,559)
聯營公司	-	-	-	-	(545)	-	(182,822)	(183,367)
二〇〇四年十二月三十一日	602,026	70,000	864	9,246	(23,265)	40,118	2,949,757	3,648,746

28 儲備（續）

(a) 本集團（續）

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇三年一月一日	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
綜合帳目後所得								
一附屬公司	–	–	–	–	(5,773)	–	–	(5,773)
一共同控制實體	–	–	–	–	1,504	–	–	1,504
一聯營公司	–	–	–	–	686	–	–	686
匯兌差異	–	–	–	–	(21,016)	–	21,016	–
本年度溢利	–	–	–	–	–	–	440,998	440,998
轉帳	–	–	(307)	363	–	–	(56)	–
二〇〇二年已派末期股息	–	–	–	–	–	–	(328,500)	(328,500)
二〇〇三年已派中期股息(附註 10)	–	–	–	–	–	–	(87,600)	(87,600)
二〇〇三年十二月三十一日	602,026	70,000	864	7,831	(26,468)	40,118	2,579,276	3,273,647
相當於								
二〇〇三年擬派末期股息							262,800	
其他							2,316,476	
二〇〇三年十二月三十一日保留盈餘							2,579,276	
本公司及附屬公司	602,026	70,000	864	7,831	(18,303)	40,118	2,642,629	3,345,165
共同控制實體	–	–	–	–	(7,620)	–	(46,933)	(54,553)
聯營公司	–	–	–	–	(545)	–	(16,420)	(16,965)
二〇〇三年十二月三十一日	602,026	70,000	864	7,831	(26,468)	40,118	2,579,276	3,273,647

28 儲備（續）

(b) 本公司

	股份溢價	普通儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年一月一日	602,026	70,000	40,118	2,250,033	2,962,177
本年度溢利	–	–	–	648,509	648,509
二〇〇三年已派末期股息(附註10)	–	–	–	(262,800)	(262,800)
二〇〇四年已派中期股息(附註10)	–	–	–	(87,600)	(87,600)
二〇〇四年十二月三十一日	**602,026**	**70,000**	**40,118**	**2,548,142**	**3,260,286**
相當於					
二〇〇四年擬派末期股息				350,400	
其他				2,197,742	
二〇〇四年十二月三十一日保留盈餘				**2,548,142**	
二〇〇三年一月一日	602,026	70,000	40,118	2,428,959	3,141,103
本年度溢利	–	–	–	237,174	237,174
二〇〇二年已派末期股息	–	–	–	(328,500)	(328,500)
二〇〇三年已派中期股息(附註10)	–	–	–	(87,600)	(87,600)
二〇〇三年十二月三十一日	602,026	70,000	40,118	2,250,033	2,962,177
相當於					
二〇〇三年擬派末期股息				262,800	
其他				1,987,233	
二〇〇三年十二月三十一日保留盈餘				2,250,033	

根據一附屬公司所在地之法律規章，此附屬公司須將視作出售其聯營公司權益之收益轉撥至資本儲備。視作出售其聯營公司權益之收益之資本儲備只可用以彌補經營虧損。

根據一附屬公司所在地之法律，此附屬公司須將每年之淨收益，扣除累積虧損後之10%保留作爲法定儲備，直至該儲備累積至股本總額爲止。法定儲備只可用以彌補經營虧損及轉爲股本。

本集團之資本贖回儲備及股份溢價帳是根據香港公司條例之規定而設立。

根據香港公司條例第79B條計算，本公司於二〇〇四年十二月三十一日之可供分派儲備(包括保留盈餘及普通儲備)爲港幣2,618,142,000元(2003：港幣2,320,033,000元)。

29 長期負債

	本集團	
	2004	2003
	港幣千元	港幣千元
貸款，有抵押	58,302	62,182
融資租賃承擔	83	359
	58,385	62,541
列為流動負債之一年內應償還額	(9,702)	(5,276)
	48,683	57,265
以上項目之分析如下：		
銀行貸款		
－須於五年內全部償還	29,523	26,937
－毋須於五年內全部償還	24,526	30,888
	54,049	57,825
其他貸款		
－須於五年內全部償還	4,253	4,357
	58,302	62,182
融資租賃承擔		
－須於五年內全部償還	83	359
	58,385	62,541
列為流動負債之一年內應償還額	(9,702)	(5,276)
	48,683	57,265

於二〇〇四年十二月三十一日，本集團之銀行貸款及其他貸款(不包括融資租賃負債)之還款期如下：

	銀行貸款		其他貸款	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
－一年內	5,366	4,806	4,253	111
－第二年	5,623	5,081	–	4,246
－第三至第五年	18,534	17,050	–	–
－五年以上	24,526	30,888	–	–
	54,049	57,825	4,253	4,357

29 長期負債（續）

於二〇〇四年十二月三十一日，本集團之融資租賃負債之還款期如下：

	本集團	
	2004	2003
	港幣千元	港幣千元
一年內	83	395
融資租賃之未來融資支出	–	(36)
融資租賃負債之現值	83	359
融資租賃負債之現值如下：		
一年內	83	359

30 遞延稅項

遞延稅項負債／(資產)之變動如下：

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	72,207	55,606	94,365	63,514
匯兌差異	(89)	893	–	–
收購附屬公司	–	(660)	–	–
在損益帳支銷之遞延稅項(附註 8)	34,660	16,368	29,165	30,851
十二月三十一日	106,778	72,207	123,530	94,365

遞延所得稅負債港幣 317,000 元(2003：港幣 74,000 元)並未就原本應就一承資公司之未匯返盈利支付之預扣稅及其他稅項而設立。

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅溢利變現而就所結轉之稅損作確認。本集團有未確認稅損港幣 465,557,000 元(2003：港幣 471,450,000 元)可結轉以抵銷未來應課稅收入；該等稅損的到期日如下：

	本集團	
	2004	2003
	港幣千元	港幣千元
一年內	–	1,862
於二至五年內	1,018	6,950
五年後	67,343	74,532
無到期日	397,196	388,106
	465,557	471,450

30 遞延稅項（續）

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前)如下：

(a) 本集團

遞延稅項負債

	加速稅項折舊		其他		總計	
	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	136,041	64,403	4,617	1,297	140,658	65,700
在損益帳(記帳)/扣除	(148)	71,651	(1,691)	3,325	(1,839)	74,976
匯兌差額	(8)	(13)	5	(5)	(3)	(18)
於十二月三十一日	135,885	136,041	2,931	4,617	138,816	140,658

遞延稅項資產

	撥備		稅損		其他		總計	
	2004	2003	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	18,138	–	29,467	–	20,846	10,094	68,451	10,094
在損益帳(扣除)/記帳	(15,391)	18,169	(16,780)	29,467	(4,328)	10,972	(36,499)	58,608
收購附屬公司	–	–	–	–	–	660	–	660
匯兌差額	36	(31)	(22)	–	72	(880)	86	(911)
於十二月三十一日	2,783	18,138	12,665	29,467	16,590	20,846	32,038	68,451

(b) 本公司

遞延稅項負債

	加速稅項折舊		其他		總計	
	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	131,633	62,483	2,747	1,031	134,380	63,514
在損益帳(記帳)/扣除	(1,839)	69,150	(1,367)	1,716	(3,206)	70,866
於十二月三十一日	129,794	131,633	1,380	2,747	131,174	134,380

30 遞延稅項（續）

(b) 本公司（續）

遞延稅項資產

	撥備		稅損		其他		總計	
	2004	2003	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	5,575	–	29,015	–	5,425	–	40,015	–
在損益帳(扣除)/記帳	(3,706)	5,575	(29,015)	29,015	350	5,425	(32,371)	40,015
於十二月三十一日	1,869	5,575	–	29,015	5,775	5,425	7,644	40,015

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
確認於資產負債表的遞延稅項資產淨額	(18,592)	(23,551)	–	–
確認於資產負債表的遞延稅項負債淨額	125,370	95,758	123,530	94,365
	106,778	72,207	123,530	94,365

31 或有負債

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
作出擔保以取得銀行融資予：				
－附屬公司	–	–	128,308	167,892
－一承資公司	8,756	1,111	–	–
	8,756	1,111	128,308	167,892

董事局預計上述來自日常業務之銀行擔保及其他擔保不會產生重大負債。

32 資本承擔

購買固定資產之承擔數目如下：

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
經批准惟未簽約	184,390	169,232	101,645	96,663
經簽約惟未撥備	14,845	73,814	9,728	71,038
	199,235	243,046	111,373	167,701

本集團毋須分佔共同控制實體之資本承擔(2003：無)。

33 經營租賃承擔

於二〇〇四年十二月三十一日，本集團根據不可撤銷之經營租賃而於未來須付之最少租賃總額如下：

	本集團		本公司	
	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元
土地及樓宇				
一第一年內	37,077	42,895	15,613	25,064
一第二至第五年內	51,892	36,155	4,266	18,943
一五年後	11,769	19	-	-
	100,738	79,069	19,879	44,007
器材及轉發器				
一第一年內	62,427	98,815	922	859
一第二至第五年內	60,557	186,244	1,175	1,875
一五年後	5,537	81,877	-	-
	128,521	366,936	2,097	2,734
	229,259	446,005	21,976	46,741

34 電視廣播牌照

本公司乃根據香港特別行政區政府發牌之條款經營，而該牌照有效期十二年直至二〇一五年十一月三十日。此牌照需於二〇〇九年接受中期檢討。

35 綜合現金流量表附註

(a) 經營溢利與經營產生之現金流入淨額對帳：

	2004 港幣千元	2003 港幣千元
經營溢利	1,081,391	566,103
視作出售附屬公司權益之收益	–	(27,726)
出售一附屬公司權益之收益	–	(5,213)
折舊	269,775	235,319
固定資產之減值	–	15,978
商譽之攤銷	7,397	2,127
出售固定資產收益	(1,586)	(1,613)
逆況合約之撥備	–	95,277
清付逆況合約後剩餘撥備之回撥	(11,832)	–
動用／清付逆況合約	(67,568)	–
以實物支付予一聯營公司之股款(附註c)	(150,000)	–
投資虧損	–	1,275
投資虧損之撥備	–	192
利息收入	(20,294)	(3,491)
匯兌差異	2,056	(10,094)
營運資金變動前之經營溢利	1,109,339	868,134
減少節目、影片版權及盤存	156,461	60,019
增加貿易應收款及其他應收款、預付款及按金	(15,239)	(10,251)
增加／(減少)貿易應付款及其他應付款及應計費用	30,093	(62,022)
增加退休金責任－界定福利計劃	4,843	3,730
經營產生之現金流入淨額	1,285,497	859,610

35 綜合現金流量表附註（續）

(b) 年內融資變動情況分析：

	少數股東權益	股本（包括溢價）	長期銀行貸款	其他貸款	融資租賃承擔	短期銀行貸款
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年一月一日結存	83,785	623,926	57,825	4,357	359	549,368
匯兌差異	2,608	–	1,103	7	2	–
本年度償還額	–	–	(4,879)	(111)	(278)	(549,368)
本年度增添額	–	–	–	–	–	2,338
	2,608	–	(3,776)	(104)	(276)	(547,030)
少數股東權益應佔溢利	30,157	–	–	–	–	–
二〇〇四年十二月三十一日結存	**116,550**	**623,926**	**54,049**	**4,253**	**83**	**2,338**
二〇〇三年一月一日結存	424	623,926	72,148	4,478	462	232,786
由少數股東投入資本	38,685	–	–	–	–	–
視作出售附屬公司權益之收益	(27,726)	–	–	–	–	–
收購附屬公司	54,331	–	–	–	–	–
匯兌差異	(640)	–	1,137	(19)	116	–
本年度償還額	–	–	(75,509)	(102)	(219)	(232,786)
本年度增添額	–	–	60,049	–	–	549,368
	64,650	–	(14,323)	(121)	(103)	316,582
少數股東權益應佔溢利	18,711	–	–	–	–	–
二〇〇三年十二月三十一日結存	83,785	623,926	57,825	4,357	359	549,368

(c) 不涉及現金之重大交易

於年內，於一聯營公司作價達港幣150,000,000元的投資是以提供等值的節目內容予該聯營公司作爲入股方式。

36 重大有關連人士交易

本集團在正常業務範圍內進行之重大有關連人士交易摘要如下：

(a) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與本公司之主要股東 — 邵氏兄弟(香港)有限公司(「邵氏」)分別訂立兩項租賃協議，據此，邵氏向本公司出租其位於香港九龍清水灣道二百二十號地段邵氏大樓若干辦公室及泊車位。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於二〇〇四年內已付邵氏之租金爲港幣17,732,000元(2003：港幣17,732,000元)。

(b) 於二〇〇一年三月三十日，本公司與Chevalier (Network Solutions) Limited (「CNSL」)訂立意向書，內容有關CNSL向本公司之新電視廣播城供應、安裝及保養PABX及結構電纜網路，整筆費用爲港幣20,526,000元，並會以分期方式支付。CNSL之控股公司之控權股東亦爲本公司之董事。載有意向書所載條款之正式合約已於二〇〇一年十一月訂立。本公司於二〇〇四年內已付CNSL之數額爲港幣2,648,000元(2003：港幣5,119,000元)。

(c) 由一九九八年起，本公司與一聯營公司，銀河衛星廣播有限公司(「銀河」)訂立多項分特許協議，分特許銀河使用若干辦公室、泊車位及衛星地面站。銀河於二〇〇四年內已付之總特許費用爲港幣7,153,000元(2003：港幣3,690,000元)。

(d) 於二〇〇一年九月四日，本公司與銀河訂立一項頻道供應協議，內容有關本公司以獨家形式向銀河在香港之收費電視平台供應五條頻道予其播放，協議日期由銀河之服務正式作商業啓播時起計，爲期五年，同時，協議各方有權選擇於該協議到期日時再續約五年。本公司於二〇〇四年內之累算特許收費爲港幣173,563,000元(2003：無)。

(e) 於二〇〇三年二月二十日，銀河就其欠下本公司之債務向本公司發出本金爲港幣115,564,000元之承付票，此承付票是附8%複利計算之年息。銀河須把該承付票的本金及其累算利息分別於二〇〇七年二月二十日及二〇〇八年二月二十日分兩期向本公司清付，除非銀河於上述任何一日之前公開上市，否則銀河不必提早清付該承付票的本金及其累算利息餘額。本公司於二〇〇四年內已累算之總利息爲港幣17,833,000元，其中已包括二〇〇三年之累算利息港幣7,952,000元(2003：無)。

(f) 由一九九五年一月一日起，本公司一非全資附屬公司 — 聯意製作股份有限公司(「聯意」)之少數股東 — 年代網際事業股份有限公司(「年代」)已充任聯意之獨家分銷商，在台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於二〇〇〇年十一月十六日，訂約方把該分銷協議續期兩年，由二〇〇一年三月一日起生效。於二〇〇二年三月十三日，聯意與年代就分銷協議訂立增補協議，以更改由二〇〇二年一月一日起聯意應付予年代之佣金金額。該分銷協議於到期後不予延續。聯意於二〇〇四年並無支付任何費用予年代(2003：港幣1,798,000元)。

(g) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。根據年代於二〇〇三年成功競投之台灣政府媒體銷售計劃，有關政府廣告將於二〇〇四年播放或刊登，年代須在聯意營運之有線電視頻道播放廣告，並於聯意獲委任爲廣告代理人之雜誌刊登廣告，以符合台灣政府就有關媒體銷售計劃所訂要求。扣除佣金、花紅及回扣後，聯意於二〇〇四年內收取年代之數額爲港幣9,548,000元(2003：港幣8,590,000元)。

(h) 由一九九八年八月一日起，年代已爲聯意在台灣提供光纖網絡服務。於二〇〇三年三月二十一日，訂約方把該服務協議續期一年，由二〇〇三年一月一日起生效。據此，年代會以港幣295,000元(新台幣1,300,000元)之月費(包括5%銷售稅)爲聯意提供一條容量爲45百萬位元之光纖線、維修及管理十四處光纖結點機房及上傳衛星訊號控制室之費用。於二〇〇三年八月二十八日，訂約方訂立增補協議，據此：(i)協議年期將進一步延長六個月至二〇〇四年六月三十日；及 (ii)由二〇〇三年八月一日起，聯意應付予年代之月費將減至港幣174,000元(新台幣765,000元)(包括5%銷售稅)。於二〇〇四年七月一日，訂約方把該服務協議按相同條款及條件再續期一年，由二〇〇四年七月一日起生效。聯意於二〇〇四年內付予年代之費用爲港幣1,968,000元(2003：港幣2,789,000元)。

36 重大有關連人士交易（續）

(i) 由二○○○年十月二十八日起，聯意已爲年代在台灣提供衛星設備及技術服務及年代已爲聯意在台灣提供中繼頻道衛星節目信號服務。於二○○四年三月三十日，訂約方訂立新協議把上述服務按原協議之相同條款及條件續期一年，由二○○四年一月一日起生效。根據新協議，年代應付聯意之月費爲港幣669,000元(新台幣3,000,000元)，而聯意應付年代之月費爲港幣334,000元(新台幣1,500,000元)。此新協議之所有應付金額已包括5%銷售稅。此項安排已由二○○四年一月一日起按原協議之相同條款及條件再續期一年。於二○○五年三月一日，訂約方把該服務協議按原協議之相同條款及條件再續期一年，由二○○五年一月一日起生效。聯意於二○○四年內收取年代之費用爲港幣7,719,000元(2003：港幣8,423,000元)，而聯意於二○○四年內付予年代之費用則爲港幣3,859,000元(2003：港幣4,208,000元)。

(j) 在過往年度，聯意與一共同控制實體 — 星際傳播股份有限公司(「星際」)已訂立數項協議，內容有關星際提供衛星傳送服務予聯意。該等協議已於二○○三年九月十五日全部終止。聯意於二○○四年並無支付任何服務費用予星際(2003：港幣3,799,000元)。

(k) 於一九九九年四月十六日，本公司一全資附屬公司 — 電視廣播(國際)有限公司(「電視廣播(國際)」)同意分租部份衛星轉發器容量予年代。此分租協議其後爲二○○○年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二○○○年一月一日起開始至二○○六年三月三十一日止終止。於二○○一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二○○一年三月一日起把電視廣播(國際)分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播(國際)於二○○四年內收取年代之費用爲港幣5,161,000元(2002：港幣5,159,000元)。

(l) 於二○○二年五月二十一日，電視廣播(國際)與本公司三家非全資附屬公司少數股東之聯繫人士 — MEASAT Broadcast Network Systems Sdn.Bhd.(「MBNS」)訂立一項安排，據此，電視廣播(國際)會由二○○二年四月十六日起至二○○四年九月三十日止期間提供電視節目予MBNS擁有及經營之頻道於馬來西亞及汶萊作獨家播放。於二○○四年九月三十日，電視廣播(國際)與MBNS爲上述獨家播放安排訂立一份爲期五年，由二○○四年十月一日起至二○○九年九月三十日止生效的新協議。於二○○四年十月十四日及二○○五年二月十四日，訂約方分別爲協議訂立附件以澄清有關月份保證頻道用戶人數之計算方法及增加電視廣播(國際)可由酒店及商業用戶收益分取之份額。電視廣播(國際)於二○○四年內之累算收入爲港幣82,858,000元(2003：港幣82,235,000元)。

(m) 於二○○二年六月二十五日，電視廣播(國際)以聯意之代理身分與MBNS訂立一項安排，授權MBNS由二○○二年四月十六日起至二○○四年九月三十日止期間，可透過由MBNS及其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。於二○○四年九月三十日，電視廣播(國際)與MBNS爲上述獨家播放安排訂立一份爲期五年，由二○○四年十月一日起至二○○九年九月三十日止生效的新協議。於二○○四年十月十四日及二○○五年二月十四日，訂約方分別爲協議訂立附件以澄清有關月份保證頻道用戶人數之計算方法及增加聯意可由酒店及商業用戶收益分取之份額。聯意於二○○四年內之累算收入爲港幣23,894,000元(2003：港幣21,767,000元)。

(n) 於二○○二年六月二十六日，本公司一全資附屬公司 — TVB Satellite TV Entertainment Limited(「TVBSE」)與MBNS訂立一項安排，內容有關由二○○二年四月十六日起至二○○四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務獨家播放該等頻道。於二○○四年九月三十日，TVBSE與MBNS爲上述獨家播放安排訂立一份爲期五年，由二○○四年十月一日起至二○○九年九月三十日止生效的新協議。於二○○五年二月十四日，訂約方爲協議訂立附件以增加TVBSE可由酒店及商業用戶收益分取之份額。TVBSE於二○○四年內之累算收入爲港幣29,441,000元(2003：港幣25,988,000元)。

(o) 於二○○二年七月八日，MBNS委任TVBSE爲其廣告代理，負責由二○○二年四月十六日起至二○○四年九月三十日止期間爲MBNS在馬來西亞及汶萊經營之若干頻道銷售廣告及贊助。於二○○四年九月三十日，MBNS與TVBSE爲上述廣告代理安排訂立一份爲期五年，由二○○四年十月一日起至二○○九年九月三十日止生效的新協議。TVBSE於二○○四年內之累算收入爲港幣30,315,000元(2003：港幣26,192,000元)。

36 重大有關連人士交易（續）

(p) 於二〇〇三年九月十九日，電視廣播（國際）與本公司三家非全資附屬公司主要股東之聯繫人士 — ASTRO Entertainment Networks Ltd.(「AENL」)訂立特許協議，據此，電視廣播(國際)會授予AENL若干節目的特許權，特許AENL可在印尼之免費電視台獨家播映，爲期兩年，由二〇〇四年一月一日或AENL可於二〇〇四年一月一日前取得在印尼免費電視台播放節目之日生效，以較早日期爲準。電視廣播（國際）於二〇〇四年內之累算收入爲港幣6,232,000元(2003：無)。

(q) 由一九九八年起，銀河已提供衛星訊號上傳及放送服務予電視廣播(國際)、TVBSE及TVB (Australia) Pty. Ltd.(「TVBA」)，彼等皆爲本公司之全資附屬公司。電視廣播(國際)、TVBSE及TVBA於二〇〇四年內合共已付銀河之服務費爲港幣40,849,000元(2003：港幣36,599,000元)。

(r) 於二〇〇四年三月十一日，TVBA與本公司三家非全資附屬公司少數股東之聯繫人士 — Celestial Television Networks Ltd.(「CTNL」)訂立協議，據此，TVBA獲播放Celestial Movies頻道之特許權，爲期一年，由二〇〇四年三月十五日起生效，同時，訂約方均有權選擇再把協議延長兩年。根據協議，TVBA同意繳付按Celestial Movies頻道用戶人數(包括住宅及商業用戶)或包括Celestial Movies頻道之電視頻道組合用戶人數，乘以固定費用單位計算之特許權月費予CTNL，TVBA於二〇〇四年內已付CTNL之特許權費用爲港幣2,129,000元(2003：無)。

(s) 於二〇〇四年九月三十日，本公司兩家全資附屬公司 — TVBO Facilities Limited(「TVBOF」)及TVB Satellite Broadcasting Limited(「TVBSB」)分別與MBNS訂立協議，據此，MBNS委托TVBOF及TVBSB由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間，以固定費用提供管理服務予MBNS，該等固定費用每十二個月須釐定一次。TVBOF及TVBSB於二〇〇四年內累算之管理費用收入總額爲港幣7,595,000元(2003：無)。

除上文所述外，於二〇〇四年十二月三十一日止年度內其他數額對本集團而言屬不重大之有關連人士交易包括：

—出租設施及辦公室之租金收入，

—新聞報導之分特許權收入，

—提供衛星訊號傳送服務之收入，

—廣告及贊助之收入，

—購買影片版權之費用，

—提供維修服務之費用，及

—租賃製作地方之租金費用。

37 結算日後事項

(a) 於二〇〇五年二月四日，本集團與持有聯意餘下30%權益(「該股份」)之少數股東訂立協議，據此，本集團同意向少數股東以現金代價新台幣900,000,000元(約港幣220,500,000元)購買該股份。交易完成時，聯意將成爲本集團一全資附屬公司。此項交易已於二〇〇五年三月二十一日舉行之股東特別大會獲得本公司之股東批准。

全數代價將從內部資源或銀行融資或兩者同時撥付。

(b) 於二〇〇五年三月二十三日，本公司收到香港稅務局有關一九九八年至一九九九年課稅年度之補加評稅通知書。利得稅補加評稅之應付總額爲港幣80,016,415元，該金額是根據本集團在海外進行的節目發行及分銷業務之溢利計算所得的。本公司已爲該等補加評稅提出反對。本公司認爲反對是有合理理由的，並決定會爲本公司之立場作出激烈的抗辯。依此理據，本公司認爲不必爲稅項作出額外撥備。

38 帳目之批准

此帳目已於二〇〇五年三月二十三日經董事局批准。

39 附屬公司

名稱	註冊地點	發行及實收 普通股 股本	優先股 股本	擁有股份之百分比 本集團	本公司	主要業務
# iTVB Holdings Limited	英屬處女群島	HK$10,000	–	100	100	投資控股
# Jade Animation International Limited	百慕達	US$12,000	–	100	100	動畫投資、發行及分銷
動佳有限公司	香港	HK$2	–	100	100	未有營業
# OHE Facilities Limited	百慕達	US$20,000	–	100	100	暫停營業
# TVB Investment Limited	百慕達	US$20,000	–	100	100	投資控股
正視音樂有限公司	香港	HK$1	–	100	100	音樂作品製作、出版及發行
# 無綫電視歡樂之家有限公司	香港	HK$1	–	100	100	未有營業
# TVB Satellite TV Holdings Limited	百慕達	US$12,000	–	100	100	投資控股
電視廣播(國際)有限公司	香港	HK$2,000,000	–	100	100	投資控股及節目發行
TVBO Production Limited	百慕達	US$12,000	–	100	100	片主及節目發行
藝術有限公司	香港	HK$10,000	–	73.68	–	娛樂及媒體業務投資
Capital Empire Limited	英屬處女群島	US$1,000	–	100	–	片主及節目發行
CC Decoders Ltd.	英國	GBP2	–	100	–	提供解碼器材
Condor Entertainment B.V.	荷蘭	EUR18,400	–	100	–	節目發行及分銷

39 附屬公司（續）

名稱	註冊地點	發行及實收 普通股 股本	優先股 股本	擁有股份之百分比 本集團	本公司	主要業務
# Countless B.V.	荷蘭	EUR18,400	–	100	–	暫停營業
東方彩視投資股份有限公司	台灣	NT$1,000,000	–	100	–	投資控股
# Extra Profit Holdings Limited	英屬處女群島	HK$1	–	100	–	投資控股
# Fairwork Group Limited	英屬處女群島	US$1,000	–	100	–	投資控股
# Golden Star Video Library Sdn. Bhd.	馬來西亞	MYR10,000	–	51	–	暫停營業
+ 英特發股份有限公司	台灣	NT$199,800,000	–	64.76	–	出版雜誌
# iTVB Limited	英屬處女群島	HK$10,000	–	100	–	投資控股
翡翠動畫有限公司	香港	HK$2	–	100	–	提供動畫服務
翡翠動畫製作有限公司	香港	HK$500,000	–	100	–	動畫製作及投資控股
Jade Multimedia International Limited	百慕達	US$12,000	–	100	–	動畫投資、發行及分銷
+ 聯意製作股份有限公司	台灣	NT$880,000,000	–	70	–	電視節目製作、錄影廠租賃及廣告
* Oriental Home Entertainment Inc.	加拿大	CAD100	–	100	–	節目發行及分銷
Peony Holding N.V.	荷屬安地列斯群島	US$100	US$6,000	100	–	投資控股及提供節目製作之有關服務

39 附屬公司（續）

名稱	註冊地點	發行及實收 普通股 股本	優先股 股本	擁有股份之百分比 本集團	本公司	主要業務
# Request Investments Limited	英屬處女群島	HK$1	–	100	–	暫停營業
# Roverly B.V.	荷蘭	EUR18,400	–	100	–	暫停營業
時代華人電視有限公司	香港	HK$4	–	100	–	提供衛星及收費電視節目
The Chinese Channel Limited	英國	GBP1,111	–	100	–	提供節目製作之有關服務
The Chinese Channel (France) SAS	法國	EUR37,000	–	100	–	提供衛星及收費電視節目
# The Chinese Channel (Holdings) Limited	開曼群島	GBP89,640	–	100	–	投資控股
# Toysters Animation International Ltd.	英屬處女群島	US$1,000	–	55	–	未有營業
TVB (Australia) Pty. Ltd.	澳洲	A$5,500,000	–	100	–	提供衛星及收費電視節目
電視廣播制作資源有限公司	香港	HK$10,000	–	100	–	提供節目製作之有關服務
* TVB Holdings (USA) Inc.	美國	US$6,010,000	–	100	–	投資控股及節目發行及分銷
TVB International Limited	香港	HK$10,000	–	100	–	暫停營業
TVB 澳門有限公司	澳門	MOP25,000	–	100	–	提供節目製作之有關服務
# TVB (Mauritius) Limited	毛里求斯	US$2	–	100	–	投資控股

39 附屬公司（續）

名稱	註冊地點	發行及實收 普通股 股本	優先股 股本	擁有股份之百分比 本集團	本公司	主要業務
# TVB (Overseas) Limited	百慕達	US$12,000	–	100	–	投資控股
§ 電視廣播出版(控股)有限公司	香港	HK$8,550,000	–	73.68	–	投資控股
電視廣播出版有限公司	香港	HK$20,000,000	–	73.68	–	出版雜誌
電視廣播(衛星)有限公司	香港	HK$2	–	100	–	提供節目編排及頻道服務
* TVB Satellite Platform, Inc.	美國	US$3,000,000	–	100	–	提供衛星及收費電視節目
TVB Satellite TV Entertainment Limited	百慕達	US$12,000	–	100	–	提供衛星及收費電視節目
電視廣播衛星電視(香港)有限公司	香港	HK$2	–	100	–	提供收費電視節目
# TVB (Shanghai Holdings) Limited	英屬處女群島	US$1	–	100	–	未有營業
TVB (UK) Limited	英國	GBP2	–	100	–	投資控股
* TVB (USA) Inc.	美國	US$10,000	–	100	–	提供衛星及收費電視節目
TVB Video (UK) Limited	英國	GBP1,000	–	100	–	物業租賃
電視廣播互聯網有限公司	香港	HK$2	–	100	–	互聯網入門網
TVBO Facilities Limited	百慕達	US$12,000	–	100	–	提供節目製作之有關服務
# Zennora Group Limited	英屬處女群島	US$1,000	–	100	–	投資控股

39 附屬公司（續）

名稱	註冊地點	發行及實收 普通股 股本	發行及實收 優先股 股本	擁有股份之百分比 本集團	擁有股份之百分比 本公司	主要業務
* 翡翠多媒体设计(上海)有限公司	中華人民共和國，有限公司	US$350,000	–	100	–	動畫設計及製作

所有附屬公司均無發行借貸資本。除TVBO Facilities Limited及TVBO Production Limited是於世界各地經營外，其餘所有附屬公司之註冊地點即其主要經營地區。

* 該等附屬公司帳目非由羅兵咸永道會計師事務所核數，而其對本集團之業績沒有重大影響。

該等附屬公司帳目未經核數。

§ 於二〇〇一年十一月三十日，電視廣播出版(控股)有限公司以未繳股款股份方式以每股港幣8.60元發行總共9,000,000普通股(每股面值爲港幣0.10元)予其少數股東，此等股份在繳付股款前不會擁有任何投票權及股息的權利。於二〇〇四年十二月三十一日，4,500,000股普通股之股款經已繳付，其餘之4,500,000股普通股之股款則仍未繳付。

+ 購買聯意30%已發行股本之交易於二〇〇五年三月二十一日舉行之股東特別大會獲股東批准後，本集團持有英特發股份有限公司及聯意之實際權益分別增加至92.51%及100%(附註37(a))。



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